Filed Pursuant to Rule 424(b)(5)

Registration No. 333-44542

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED OCTOBER 23, 2003

20,000,000 Shares

Common Stock

Our common stock is listed on The New York Stock Exchange under the symbol “SGR.” The closing price of our common stock on the New York Stock Exchange on October 23, 2003 was $10.10 per share.

The underwriters have an option to purchase a maximum of 3,000,000 additional shares to cover over-allotments of shares.

Investing in our common stock involves risks. See “ Risk Factors” on page S-13 of this prospectus supplement.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to The Shaw Group
Per Share	$10.00	$0.50	$9.50
Total	$200,000,000	$10,000,000	$190,000,000

Delivery of the shares of common stock will be made on or about October 29, 2003.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Credit Suisse First Boston	Merrill Lynch & Co.

Senior Co-Managers

Harris Nesbitt Gerard	Credit Lyonnais Securities (USA) Inc.

Co-Managers

BNP Paribas	Johnson Rice & Company L.L.C.

The date of this prospectus supplement is October 23, 2003.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information other than that contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. The information in this prospectus supplement and the accompanying prospectus may be accurate only as of their respective dates.

We are offering to sell, and are seeking offers to buy, the common stock only in jurisdictions where offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about and observe any restrictions relating to the offering of the common stock and the distribution of this prospectus supplement and the accompanying prospectus outside the United States. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement and the accompanying prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

The Shaw Group Inc.

[Artwork depicting The Shaw Group Inc.’s operations and employees.]

[Shaw Logo]

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this common stock offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the prospectus. The second part, the accompanying prospectus, gives more general information, some of which does not apply to this offering.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in or incorporated by reference into this prospectus supplement.

Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to “Shaw,” “Company,” “we,” “us” and “our” or similar terms are to The Shaw Group Inc. and its subsidiaries, including the operations of businesses we acquired prior to the date of acquisition.

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. The statements contained or incorporated by reference in this prospectus supplement and the accompanying prospectus that are not historical facts (including without limitation statements to the effect that we “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” or other similar expressions) are forward-looking statements. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those anticipated by us. All comments concerning our expectations for future revenue and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. These forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions. They are subject to change based upon various factors, including but not limited to the risks and uncertainties mentioned in “Risk Factors” and those factors summarized below:

•	cyclical changes in demand for our products and services;

•	liabilities associated with various acquisitions, including the Stone & Webster and IT Group acquisitions;

•	our ability to successfully identify, integrate and complete acquisitions;

•	delays or difficulties related to our significant engineering, procurement and construction projects;

•	our dependence on subcontractors and equipment manufacturers;

•	the failure to meet schedule or performance requirements of our contracts;

•	the nature of our contracts, particularly fixed-price contracts;

•	risks associated with being a government contractor;

•	changes in the estimates and assumptions we use to prepare our financial statements;

•	the effect of our percentage-of-completion accounting policies;

•	our ability to obtain new contracts for large-scale domestic and international projects and the timing of the performance of these contracts;

•	cyclical nature of the individual markets in which our customers operate;

•	changes in the political and economic conditions of the foreign countries in which we operate;

•	currency fluctuations;

•	our dependence on one or a few significant customers;

•	potential professional liability, product liability, warranty and other potential claims;

•	potential contractual and operational costs related to our environmental and infrastructure operations;

•	risks associated with our integrated environmental solutions businesses;

•	changes in environmental laws and regulations;

•	limitation or expiration of the Price Anderson Act’s nuclear contractor indemnification authority;

•	the presence of competitors with greater financial resources and the impact of competitive products, services and pricing;

•	our failure to attract and retain qualified personnel;

•	changes in the U.S. economy and global markets as a result of terrorists’ actions;

•	a determination regarding our acquisitions that requires a write-off of a significant amount of intangible assets;

•	various legal, regulatory and litigation risks;

•	our ability to fund our repurchase obligation under the LYONs on the initial put date of May 1, 2004;

•	our inability to fulfill our obligations under our Senior Notes and Credit Facility due to inadequate financial performance;

•	covenants in our Credit Facility and indenture relating to our Senior Notes that restrict our ability to pursue our business strategies;

•	our liquidity position;

•	work stoppages and other labor problems;

•	our competitors’ ability to develop or otherwise acquire equivalent or superior technology;

•	our ability to retain key members of our management; and

•	general economic conditions.

Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus supplement or as of the date of the report or document in which they are contained, and we undertake no obligation to update such information. We urge you to carefully review and consider the disclosures made in this prospectus supplement, including the disclosure in “Risk Factors,” our reports filed with the SEC and incorporated by reference herein that attempt to advise interested parties of the risks and factors that may affect our business.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC (File No. 1-12227). You may read and copy any documents that are filed at the SEC Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington address. Please call the SEC at l-800-SEC-0330 for further information.

Our filings are also available to the public through the SEC’s website at http://www.sec.gov.

We filed with the SEC on October 20, 2003 a Schedule TO relating to our offer to purchase, for cash, all of our outstanding 20-year, zero-coupon, unsecured convertible debt Liquid Yield Option™ Notes, or LYONs, by means of a tender offer. We commenced the Tender Offer on October 20, 2003. For more information about our Tender Offer, see “Summary — Tender Offer.”

The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

•	The description of our common stock contained in our Form 8-A dated September 26, 1996, including any amendment to that form that we may have filed in the past, or may file in the future, for the purpose of updating the description of our common stock;

•	The description of our rights to purchase Series A Junior participating preferred stock contained in our Form 8-A dated July 30, 2001, including any amendment to that form that we may have filed in the past, or may file in the future, for the purpose of updating the description of the rights;

•	our definitive proxy statement filed on Schedule 14A relating to the 2003 Annual Meeting of Shareholders;

•	our Annual Report on Form 10-K for the fiscal year ended August 31, 2003; and

•	a current report on Form 8-K, dated October 23, 2003.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this filing and prior to the termination of this offering (excluding any information furnished pursuant to Item 9 or Item 12 on any current report on Form 8-K) shall be deemed to be incorporated in this prospectus supplement and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We will provide without charge to each person to whom this prospectus supplement is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus supplement. Requests for such copies should be directed to the following address and telephone number:

The Shaw Group Inc.

4171 Essen Lane

Baton Rouge, Louisiana 70809

(225) 932-2500

You should rely only on the information specifically incorporated by reference or provided in this prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of this prospectus supplement.

We also maintain a website at http://www.shawgrp.com. However, the information on our website is not part of this prospectus supplement.

INDUSTRY AND MARKET DATA

Industry and market data and other statistical information used throughout this prospectus supplement are based on internal company research, independent industry publications, government publications and other published independent sources. Although we believe that these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and/or completeness.

PROSPECTUS SUPPLEMENT SUMMARY

The following summary contains information about us and the offering of our common stock. It does not contain all of the information that you need to consider in making your investment decision. For a more complete understanding of us and the offering, you should consider carefully all of the information in this prospectus supplement and, to the extent not inconsistent, the accompanying prospectus, particularly the information set forth under the caption “Risk Factors” and the financial information included elsewhere in this prospectus supplement. Except as otherwise indicated herein, or as the context may otherwise require, (i) the words “we,” “our,” “us,” “Company” and “Shaw” refer to The Shaw Group Inc. and its subsidiaries, including the operations of businesses we acquired prior to the date of acquisition, (ii) “IT Group” refers to The IT Group, Inc., whose business and assets we purchased in May 2002, (iii) “Stone & Webster” refers to Stone and Webster, Incorporated, whose business and assets we purchased on July 14, 2000 (we now operate Stone & Webster, Inc., a subsidiary we formed to acquire those assets), (iv) “Credit Facility” refers to our senior secured credit facility under a credit agreement dated March 17, 2003, as amended from time to time, including the amendment to be effective at completion of this offering, (v) “Tender Offer” refers to our offer to purchase, for cash, all of our outstanding LYONs, by means of a tender offer that we commenced on October 20, 2003, (vi) pro forma financial data and information contained in this prospectus supplement give effect to this offering and the anticipated use of proceeds of this offering and (vii) references to our fiscal years refer to the twelve month period ended August 31 of such years (for example, our fiscal 2003 is the fiscal year ended August 31, 2003).

Our Company

We offer a broad range of services to clients in the environmental and infrastructure, power and process industries worldwide. We are a leading provider of consulting, engineering, construction, remediation and facilities management services to the environmental, infrastructure and homeland security markets. In Engineering News-Record’s, or ENR’s, 2003 rankings based on revenue, we placed in the top 10 nationally in 8 of 12 categories of environmental services. We are also a vertically-integrated provider of comprehensive engineering, consulting, procurement, pipe fabrication, construction and maintenance services to the power and process industries. Based on revenue, we ranked third overall among power contractors and placed second and third among fossil fuel and nuclear contractors, respectively.

We provide our services to a diverse customer base that includes federal agencies (such as the U.S. Department of Defense, or DOD, and the U.S. Department of Energy, or DOE), federally-owned entities (such as the Tennessee Valley Authority, or TVA), state and local governments (such as the New York City Department of Sanitation and South Florida Water Management District), and Fortune 500 companies and other private sector clients (such as Dow Chemical Co., BASF, Fluor Corp. and Entergy Corp.). Our approximately 14,800 employees deliver our services through a network of over 150 locations, predominantly in the United States, including approximately 20 fabrication and manufacturing facilities. Our revenues for our fiscal year ended August 31, 2003 were approximately $3.3 billion and our backlog at August 31, 2003 was approximately $4.8 billion. Our common stock is listed on the New York Stock Exchange under the symbol “SGR.”

Through organic growth and a series of strategic acquisitions, we have significantly expanded our expertise and the breadth of our service offerings. In July 2000, we acquired the assets of Stone & Webster, a leading global provider of engineering, procurement, construction and consulting services to the power, process and environmental and infrastructure markets. When combined with our existing pipe fabrication capabilities, this acquisition transformed us into a vertically-integrated provider of engineering, procurement and construction, or EPC, services. In May 2002, we significantly increased our position in the environmental and infrastructure markets, particularly in the federal services sector, through the acquisition of the assets of IT Group. This acquisition further diversified our end market, customer and contract mix and provided new opportunities to cross-sell services, such as environmental remediation services, to our existing power and process EPC customers. At August 31, 2003, our backlog of approximately $4.8 billion consisted of over 1,500 contracts and was broadly diversified in terms of customer concentration, end markets served and services provided. Approximately 77% of our backlog at August 31, 2003 was comprised of “cost-plus” contracts. The following charts set forth our backlog at August 31, 2003 by end market and contract type.

Backlog by End Market	Backlog by Contract Type
As of 8/31/03	As of 8/31/03

The table below sets forth our three operating segments and their portions of backlog, services provided and representative customers.

	Percentage of Backlog as of 8/31/03	Services Provided	Representative Customers
Environmental & Infrastructure	58.6%	Environmental
		• Assessment and implementation of toxic, hazardous and radiological waste remediation activities for Superfund and industrial sites	• U.S. Army Corps of Engineers • Department of Energy

• Lifecycle management of solid waste disposal sites, including design, closure and monitoring activities

• Site diligence, permitting, risk management, remediation and other environmental consulting services for government, commercial and industrial facilities

• Waste Management • NYC Department of Sanitation • Environmental Protection Agency • Florida Department of Environmental Protection • 7-Eleven • Chevron
		• Consulting services on homeland security initiatives, including vulnerability assessments, emergency response planning and biological agent detection and response	• General Services Administration
		• Operation and management of weapons stockpiles demilitarization	• Department of Defense

Infrastructure
		• Management of government and military facilities, including operations support and security services	• NASA • Los Alamos National Laboratory • Fort Benning • Fort Rucker
		• Operation and maintenance of military bases, including planning and construction management of military housing and logistics management for troop deployment	• Department of Defense

	Percentage of Backlog as of 8/31/03	Services Provided	Representative Customers
		• Studies, analyses, planning and engineering for new facilities and renovation, maintenance and expansion of existing facilities	• South Florida Water Management District • New York Department of Transportation
• Water and wastewater treatment facilities
• Bridges, highways and roads
• Mass transit systems

Engineering, Construction & Maintenance	39.3%	• Engineering and design, procurement and construction of power generation, including gas-fired, coal-fired, nuclear and renewable resource facilities and a variety of industrial process facilities	• Florida Power & Light • BASF • Duke Power & Energy
		• Turnarounds, restarts, decommissioning, retrofitting and maintenance of power generation facilities	• Tennessee Valley Authority • Entergy • Exelon
		• Project and construction management	• Dow Chemical
		• Engineering, consulting, feasibility studies, economic analysis and financial due diligence	• Financial institutions
		• Limited construction activities	• Fortune 500 companies

Fabrication, Manufacturing & Distribution	2.1%	• Manufacturing of specialty stainless, alloy and carbon steel pipe fittings for internal and third party uses	• McJunkin • Third-party pipe distributors and fabricators
		• Specialized pipe fabrication and piping systems utilizing proprietary induction bending technology	• Southern Company • Fluor

Our Strategy

Our business strategy is to capitalize on significant opportunities in diverse market segments and geographic regions, including all facets of the power, process, environmental and infrastructure industries. We intend to execute this strategy by pursuing the following opportunities:

Pursue Growth Opportunities for Our Environmental Business

•	Environmental Liability Solutions—Traditionally, environmental laws and tort laws have resulted in contractual terms that allocate environmental risks to the owner of the contaminated property. Innovative environmental insurance products now permit liability distribution that can reduce an owner’s contingent environmental liabilities. We were recently awarded a Fixed Price Remediation Insured (FPRI) indefinite delivery/indefinite quantity multiple award contract from a U.S. governmental agency. We are one of three designated companies selected to bid on upcoming task orders awarded under this contract, which has a potential shared value of up to $200 million. The Company has been awarded the first task order under this contract, which is valued at approximately $10 million. Additionally, the Company was selected as the sole bidder for another FPRI contract with a potential value of up to an additional $200 million. We believe several DOD agencies are moving rapidly in this direction for project delivery and this may represent a significant opportunity for us. We have created the “Shaw Insured Environmental Liability Distribution” or “SHIELD”™ program, a proprietary structured transaction that insures and distributes environmental liabilities for parties desiring to substantially reduce contingent environmental liabilities. We believe our experience in managing and negotiating blended finite risk, stop loss, and other environmental-related insurance products will enhance margins and improve our win-rates in our core environmental contracting business through the utilization of this program.

•	Unexploded Ordnance and Explosives, or UXO—The DOD’s fiscal requirements for Conventional Ordnance and Explosives clean-up on closed ranges will exceed current government funding, which we estimate to be $250 million annually. Several congressional advocates continue to push for increased funding for UXO removal projects along with developing an enhanced Military Munitions Response Program. We have encountered opportunities through our existing contracts for projects involving UXO as well as indications that there will be new contracts for UXO in the near future. We intend to pursue opportunities related to the UXO removal projects and had fiscal 2003 revenue of $18 million from these removal projects as of August 31, 2003.

•	Coastal Restoration—We have performed wetland-related work in the Everglades, Chesapeake Bay area, and other areas throughout the United States, and we maintain the expertise and resources to benefit from this expanding segment. New opportunities are present in both the federal and commercial markets for these types of projects. For example, the Coastal Wetlands Planning Protection and Restoration Act provides federal funds to conserve, restore and create coastal wetlands and barrier islands. We believe our E&I segment is well positioned to capitalize on upcoming wetlands and coastal restoration work in Louisiana and other locations throughout the United States.

Pursue Growth Opportunities for Our Infrastructure Business

•	Privatization—The DOD is moving to privatization of military housing and utility systems consisting of more than 270,000 family housing units owned by the DOD, of which approximately 60% need to be renovated or replaced. We submitted a number of proposals in fiscal 2003 with respect to contracts to privatize military family housing, and were successful in bidding with our joint venture partner, CEI Corporation, on the Patrick Air Force Base housing privatization initiative. We believe that several factors, including (i) our federal government business platform, (ii) prior DOD facilities management and Job Order Contracting and other governmental contracting experience, and (iii) expertise in construction at military installations, position us to compete for opportunities in this market.

•	Homeland Security—Increased emphasis on federal homeland security programs continues, as evidenced by the creation of the Department of Homeland Security in 2001. Shaw E&I’s disaster-related preparedness, incident response and chemical and biological weapons demilitarization experience provides its customers valuable security related products and services. Shaw E&I provides threat, vulnerability and risk assessments and consequence management planning and training to the federal government, state and local governments and private industry customers nationwide. The assessments identify design and physical changes to facilities, processes and critical infrastructures. We expect to not only perform assessments for our customers, but also to provide consulting, engineering/design, procurement and construction services to this market.

•	Transportation and Water—Demand in the transportation infrastructure sector is driven by governmental appropriation programs which are typically multi-year in scope. For 2003, $7.2 billion in federal transit spending was proposed. Additionally, we expect demand for services in the water and wastewater business to increase, driven by the need to upgrade and expand aging water and wastewater infrastructure and to meet existing federal requirements. We intend to leverage our existing experience and capabilities in these sectors to pursue new business in the transportation and water markets. We have augmented our capabilities with additional expertise in ports, harbors and waterways. New opportunities are present in both the federal and commercial markets for these types of projects.

Capitalize on Opportunities in Multiple Segments of the Power Market. We provide a broad portfolio of services to all segments of the power market. We are currently taking advantage of domestic and international opportunities in the nuclear, geothermal, hydroelectric and renewable resource markets, as well as opportunities for emissions reduction and control, plant modifications, re-powering and consulting services. Furthermore, as opportunities arise, we will continue to participate in the greenfield, fossil-fuel power market. Our experience and diversity of capabilities allow us to participate in all power segments and reduce the impact on our operations from the cyclical nature of certain sectors of the power industry. We have also developed proprietary computer software and web-based applications to aid in project and process management and energy transmission and distribution. We believe that our focus on developing innovative customer solutions will drive future demand for a broader range of our power services.

Capitalize on Proprietary Technologies within the Process Industries. We offer world class proprietary technologies to the refining and petrochemical industries. Our 2003 acquisition of Badger Technologies demonstrates our commitment to expand our technology portfolio and maintain a leadership position in process technologies. The acquisition of Badger complements our core competency in conversion technologies (steam cracking and fluid catalytic cracking) by enabling us to offer several key olefin derivative technologies. In particular, we are now able to license world leading technologies to produce ethyl benzene and cumene through Badger Licensing LLC, a joint venture of Stone & Webster and ExxonMobil Chemical. We are also able to offer Badger styrene monomer technology in cooperation with Atofina. By providing world class proprietary technologies we are able to capitalize on the combined strengths of Shaw and its partners to offer our clients an optimum business solution. We expect to continue to expand our technology portfolio through acquisitions, key alliance partners and research and development efforts.

Maintain a Diversified Revenue Base. We intend to continue to maintain our diversity in markets served, services offered, contracting arrangements and customer base. This diversity has helped us minimize our dependence on any particular market segment or individual customer, minimizing the impact of short-term market volatility and enabling us to more accurately anticipate future revenues. Our presence across numerous markets allows us to focus our resources on those areas that are experiencing growth. In addition, it allows us to allocate our resources efficiently within and across our segments. The acquisition of IT Group further diversified our business mix and provides a more stable and recurring revenue base. Many of our environmental and infrastructure businesses, along with our existing maintenance services, tend to provide recurring revenues due to established customer contracts. These types of services accounted for approximately $3.7 billion, or 78%, of our backlog as of August 31, 2003.

Maintain Focus on Cost-plus Contract Structure. Our strategy is to perform most of our engineering, procurement and construction projects pursuant to cost-plus contracts in which our contract loss exposure is limited to our gross profit. These contracts often contain incentive/sharing/penalty provisions that reward performance and cost control and penalize late delivery of products and services. We intend to continue our contracting practices to minimize our risk of contractual losses while providing incentives for us and our customers to work cooperatively. As of August 31, 2003, approximately 77% of our contracts included in our backlog were cost-plus contracts, 21% of our contracts in our backlog were fixed-price contracts and 2% of our contracts in our backlog were unit-price contracts.

However, with the extended weakness in the domestic power market and our expanded environmental and infrastructure services to various U.S. Government agencies, customers are increasingly requesting fixed-price contracts. We will selectively pursue such fixed-price contracts on a negotiated basis in situations where we believe we can control our cost and minimize our risks. For example, in September 2003, we signed and announced an EPC contract to build a combined-cycle power plant in Queens, New York, which, although subject to receipt of financing, is a $565.0 million fixed-price contract. Generally, fixed-priced contracts are priced with a higher margin than cost-plus contracts in order to compensate for cost overrun risks.

Continue to Form Strategic Alliances. We intend to continue to capitalize upon and enter into strategic partnerships and alliances with our customers. Our alliance and partnership agreements enhance our ability to obtain contracts for individual projects by eliminating or reducing formal bid preparation. We recently signed a strategic alliance with Fluor Corp. for pipe fabrication services. Additionally, we formed a joint venture with Yangzi Petrochemical Corporation to build and operate a pipe fabrication facility in China which, when operational, will fabricate approximately 12,000 tons of pipe per year. Within our facilities management activities, we pursue strategic alliances like our partnership with Computer Sciences Corporation to provide facilities management services to NASA’s Stennis Space Center. We continue to pursue these strategic partnerships and alliances in an attempt to increase our market share within our existing markets and assist us in entering into new markets. We will also continue to look to expand our international operations where we see the potential for attractive and profitable business opportunities and can leverage the local knowledge of an alliance or joint venture partner.

Capitalize on Opportunities for Cross-selling. We have several complementary areas of expertise which we will leverage to deliver increased value to our customers. Our engineering, design and construction expertise allows us to provide retrofitting and construction services to our facilities maintenance customers such as the Tennessee Valley Authority, or TVA. In addition, we expect the capabilities of our E&I segment to allow us to offer specialized environmental remediation, facilities management and maintenance services to our clients in the power and process industries. As a result, our combined business now enables us to offer a complete bundle of service offerings, from design through construction to ongoing maintenance and management to our clients, across a variety of industries.

Pursue Selective Acquisitions. We intend to continue to pursue selective acquisitions of businesses or assets that will expand, complement or further diversify our current portfolio of products and services. We believe we have established a successful track record of quickly, efficiently and effectively integrating our acquisitions through integration teams led by our senior executives who become involved early in the acquisition process. From time to time, we may also consider dispositions of non-strategic assets.

Utilize Technology and Intellectual Property. We intend to continue to employ our technology and intellectual property to reduce costs and to better serve our customers. Our technologies include:

•	Induction Pipe Bending Technology. We believe our induction pipe bending technology is one of the most advanced, sophisticated, and efficient technologies available. Induction bending utilizes simultaneous super-heating and compression of pipe to produce tight-radius bends to a customer’s specifications. When compared to the traditional cut and weld method, our induction bending technology provides a lower cost and more uniform product, generally considered stronger and less prone to structural fatigue.

•	Proprietary Ethylene and Downstream Petrochemical Technologies. We believe we have a leading position in technologies associated with the process design of plants that produce ethylene. We estimate that we have supplied process technology for approximately 35% of the world’s ethylene capacity constructed since 1995.

•	Proprietary Customer-focused Computer Software. We have developed proprietary computer software to aid in project and process management. This software includes:

•	SHAW-MAN™ and other software programs which enhance a customer’s ability to plan, schedule and track projects and reduce installation costs and cycle times.

•	SHAWTRAC™ which is a web-based, proprietary earned value application that enables us to continually enhance the way we manage and integrate the many phases of a capital project, from estimating to engineering through construction and start-up. Users from around the world consistently access SHAWTRACTM through the public networks in order to update and understand the real-time financial position of respective projects.

•	Technology Solutions for the Electric Power Industry. Power Technologies, Inc., or PTI, one of our subsidiaries, provides software for the electric power industry. PTI’s licensed software includes programs for analyzing and optimizing electric power system performance and evaluating transfer capability, transaction impacts and contingency analysis for transmission systems. In addition, we have programs for transmission reliability studies and for planning, designing and analyzing distributions systems. Our programs are in use throughout the world by power utilities to design and plan their electrical power transmission systems. PTI has also developed easy-to-use interfaces and network simulation libraries that help users meet the fast-paced, wide-ranging challenges posed by today’s electric power industry.

•	Line Rating Monitor. PTI’s patented real-time monitoring system enables electric transmission and distribution lines to transfer more power while maintaining high reliability and safety. This new technology has recently completed beta testing and is ready for commercial application.

Tender Offer

In May 2001, we issued $790.0 million aggregate principal amount at maturity of 20-year, zero-coupon, unsecured, convertible debt LYONs. The LYONs were issued on an original issue discount basis of $639.23 per $1,000 maturity value of the LYONs.

In March 2003, we repurchased $384.6 million aggregate principal amount at maturity of LYONs pursuant to a tender offer, and, in August 2003, we repurchased another $32.0 million aggregate principal amount at maturity of LYONs in open market purchases. After giving effect to the total repurchases of $416.6 million aggregate principal amount at maturity of LYONs, the aggregate principal amount at maturity of the LYONs that remains outstanding as of October 23, 2003 is approximately $373.4 million (or a current accreted value of approximately $252.3 million). At May 1, 2004, the first date on which the holders can require us to repurchase the LYONs, the aggregate accreted value will be $255.3 million.

On October 20, 2003, we commenced a tender offer to purchase, for cash, all of our outstanding LYONs at a purchase price equal to $675 per $1,000 principal amount at maturity of LYONs. The total cost to us of retiring our LYONs on the terms to be proposed in our Tender Offer will be approximately $253 million. We intend to use the net proceeds of this offering, which we estimate will be approximately $189.3 million, together with cash on hand, to repurchase LYONs tendered to us in the Tender Offer. The completion of the Tender Offer is not conditioned upon the tender of any minimum principal amount of LYONs. The completion of the Tender Offer is contingent, however, upon the completion of this offering and the receipt of gross proceeds of not less than $200.0 million upon the closing of this offering.

The Tender Offer is subject to other conditions as described in the offer to purchase that we filed with the SEC on October 20, 2003 as an exhibit to Schedule TO in connection with the Tender Offer.

Credit Facility

We have amended our Credit Facility to increase the available credit to $300.0 million and to amend certain covenants contained therein. We have received commitments for $50 million with respect to such increase in available credit from an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated and from Bank of Montreal, an affiliate of Harris Nesbitt Gerard, Inc. The effectiveness of these amendments is conditional upon the completion of this $200.0 million offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” If we do not apply all of the net proceeds of this offering to repurchase LYONs in the Tender Offer, we will be required to designate any remaining proceeds as restricted cash under our Credit Facility. Any such restricted cash will not be available for general corporate purposes, but will be available for our repurchase of LYONs in the open market or otherwise as long as we maintain specified levels of liquidity as defined in our Credit Facility.

Our corporate offices are located at 4171 Essen Lane, Baton Rouge, Louisiana 70809. Our telephone number is (225) 932-2500.

The Offering

Issuer	The Shaw Group Inc.

Common stock offered	20,000,000 shares

Common stock to be outstanding after this offering	57,790,216 shares if the underwriters do not exercise their option to purchase additional shares.

Over-allotment option	3,000,000 shares.

Use of proceeds

We intend to use the net proceeds from this offering to repurchase all of our outstanding LYONs pursuant to the Tender Offer. If we do not apply all of the net proceeds of this offering to purchase LYONs, we will be required to designate any excess proceeds as restricted cash under our Credit Facility. See “Use of Proceeds.”

New York Stock Exchange market symbol	SGR

The number of shares of our common stock shown above to be outstanding after this offering is based on 37,790,216 shares, the number of shares of our common stock outstanding as of August 31, 2003, and excludes:

•	5,331,655 shares of treasury stock;

•	4,668,839 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price per share of $17.30; and

•	1,705,584 shares of common stock reserved for additional grants under our stock option plans.

Except as otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option in this offering. See “Underwriting.”

Risk Factors

You should carefully consider all of the information in this prospectus supplement. In particular, you should evaluate the specific risk factors set forth in the section entitled “Risk Factors” in this prospectus supplement for a discussion of certain factors that you should consider before investing in the common stock.

SUMMARY FINANCIAL INFORMATION

The following summary historical financial information was derived from our historical financial statements incorporated by reference in this prospectus supplement.

Because the information below is a summary, you should read the following information in conjunction with the other information contained under the captions “Capitalization,” “Selected Historical Financial Information,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements incorporated by reference in this prospectus supplement.

	Historical(1)
	Year Ended August 31,
	2003	2002	2001	2000	1999
	(In thousands, except per share amounts)
Statement of Operations Data:
Revenues	$3,306,762	$3,170,696	$1,538,932	$762,655	$494,014
Cost of revenues	3,033,240	2,843,070	1,292,316	635,579	400,186
General and administrative expenses	200,874	161,248	139,660	74,297	60,082

Operating income	72,648	166,378	106,956	52,779	33,746
Interest and other expense, net(2)	(37,058)	(15,366)	(7,277)	(7,784)	(7,671)

Income before income taxes	35,590	151,012	99,679	44,995	26,075
Provision for income taxes	11,745	54,348	38,366	16,359	8,635

Income from operations before earnings (losses) from unconsolidated entities	23,845	96,664	61,313	28,636	17,440
Earnings (losses) from unconsolidated entities, net(3)	(2,979)	1,703	(316)	1,194	681

Income before cumulative effect of accounting change	20,866	98,367	60,997	29,830	18,121
Cumulative effect of accounting change, net of taxes	—	—	—	(320)	—

Net income	$20,866	$98,367	$60,997	$29,510	$18,121

Net income per common share:
Basic(4)	$0.55	$2.41	$1.52	$1.00	$0.76

Diluted(4)	$0.54	$2.26	$1.46	$0.96	$0.73

Other Financial Data:
Depreciation and amortization	$44,805	$28,598	$39,740	$16,808	$13,271
Capital expenditures(5)	26,221	73,946	38,121	20,619	17,967
Backlog(6)	4,751,000	5,605,000	4,497,000	1,914,000	818,000
EBITDA(7)	112,438	202,638	155,099	69,806	47,995

Cash Flow Data:
Net cash provided by (used in) operating activities	$(202,002)	$315,066	$11,405	$(69,876)	$28,241
Net cash provided by (used in) investing activities	2,389	(198,286)	54,281	(15,807)	(31,489)
Net cash provided by (used in) financing activities	(61,255)	(61,974)	356,660	101,164	6,632

	At August 31,
	2003	2002	2001	2000	1999
	(In thousands)
Balance Sheet Data:
Total cash(8)	$242,983	$553,216	$488,934	$21,768	$6,901
Working capital(9)	85,446	385,010	521,044	102,786	113,975
Total assets	1,986,115	2,301,146	1,701,854	1,335,083	407,062
Total debt(10)	513,155	528,501	521,454	285,216	139,459
Shareholders’ equity	662,290	692,257	598,393	377,275	174,239

(1)	All of the financial information in the table below is historical. Includes (i) the acquisition of Badger Technologies, Envirogen, Inc., and LFG&E International, Inc. in fiscal 2003; (ii) the acquisition of certain assets of the IT Group and PsyCor Inc. in fiscal 2002; (iii) the acquisition of Scott, Sevin & Schaffer, Inc. and Technicomp, Inc. in fiscal 2001; and (iv) the acquisition of certain assets of Stone & Webster and PPM Contractors, Inc. in fiscal 2000 (see Note 4 of the notes to our consolidated financial statements, which are incorporated by reference into this prospectus supplement).
(2)	During fiscal 2003, we adopted FAS 145, Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. As a result, we reclassified certain amounts related to the extinguishment of debt and previously classified as an extraordinary item to other income (expense).
(3)	We own a 49% interest in Shaw-Nass Middle East, W.L.L., our Bahrain joint venture, and a 50% interest in EntergyShaw, L.L.C., our joint venture with Entergy Corporation. We account for both of these investments on the equity basis.
(4)	On November 13, 2000, the Company announced that its Board of Directors had authorized a two-for-one stock split of its common stock payable on December 15, 2000, to shareholders of record on December 1, 2000. Additionally, earnings per share for fiscal 2000 and 1999 have been restated to reflect the effect of the December 2000 two-for-one stock split of the Company’s common stock.
(5)	Capital expenditures represent cash payments for the purchase of property and equipment.
(6)	We define our backlog in our ECM segment as a “working backlog” that includes projects for which we have received a commitment from our customers. This commitment typically takes the form of a written contract for a specific project, a purchase order, or a specific indication of the amount of time or material we need to make available for a customer’s anticipated project. In certain instances the engagement is for a particular product or project for which we estimate revenue, often based on engineering and design specifications that have not been finalized and may be revised over time.

Our backlog for maintenance work is derived from maintenance contracts, some of which do not specify actual dollar amounts of maintenance work, in which case our backlog is based on estimates of work to be performed in light of such customers’ historic maintenance requirements.

Many of the contracts in backlog provide for cancellation fees in the event the customer were to cancel projects. These cancellation fees usually provide for reimbursement of our out-of-pocket costs and revenue associated with work performed to date. Furthermore, certain ECM contracts provide that, upon cancellation, we will receive a varying percentage of the profits we would have realized had the contract been completed. In addition to cancellation risks, projects may remain in our backlog for extended periods of time.

Backlog from our E&I segment includes the value of awarded contracts and the estimated value of unfunded work. This unfunded backlog generally represents various federal, state and local government project awards for which the project funding has been partially authorized or awarded by the relevant government authorities, for example, when an authorization or an award has been provided for only the initial year or two of a multi-year project. Because of appropriation limitations in the governmental budget processes, firm funding is usually made for only one year at a time, and, in some cases, for periods less than one year, with the remainder of the years under the contract expressed as a series of one-year options. Amounts included in backlog are based on the contract’s total awarded value and our estimates regarding the amount of the award that will ultimately result in the recognition of revenue. These estimates are based on our experience with similar awards and similar customers and average approximately 75% of the total unfunded awards. Estimates are reviewed periodically and appropriate adjustments are made to the amounts included in backlog and in unexercised contract options. Our backlog does not include any awards, funded or unfunded, for work expected to be performed more than 5 years after the date of the financial statements presenting such backlog. The amount of future actual awards may be more or less than our estimates.

Backlog is not a measure defined in generally accepted accounting principles, or GAAP, and the methodology used to determine our backlog may not be comparable to the methodology used by other companies to determine their backlogs.

(7)	EBITDA is net income before interest expense, income taxes, depreciation and amortization. In calculating EBITDA, we exclude earnings or losses from unconsolidated entities, extraordinary items and the cumulative effect of accounting changes. We believe that EBITDA provides useful information for evaluation of our ability to meet our future debt service, capital expenditure and working capital requirements. EBITDA is not a measure of operating performance computed in accordance with GAAP and should not be considered as a substitute for operating income, net income, cash flows from operations, or other statement of operations or cash flow data prepared in conformity with GAAP, or as measures of profitability or liquidity. In addition, the way we calculate EBITDA may not be comparable to the EBITDA calculations of other companies. EBITDA may not be indicative of historical operating results, and we do not mean for either to be predictive of future results of operations or cash flows. You should see also the historical financial statements incorporated by reference in this prospectus supplement.

The calculations for EBITDA are set forth below:

	Year Ended August 31,
	2003	2002	2001	2000	1999
	(In thousands)
Net Income	$20,866	$98,367	$60,997	$29,510	$18,121
(Earnings) losses from unconsolidated entities	2,979	(1,703)	316	(1,194)	(681)
Cumulative effect of change in accounting principles, net of tax	—	—	—	320	—
Interest expense	32,043	23,028	15,680	8,003	8,649
Income taxes	11,745	54,348	38,366	16,359	8,635
Depreciation and amortization	44,805	28,598	39,740	16,808	13,271

EBITDA	$112,438	$202,638	$155,099	$69,806	$47,995

(8)	Includes cash, cash equivalents and marketable securities. At August 31, 2003 and August 31, 2002, cash also includes $58.0 million and $96.5 million, respectively, of escrowed cash which secures a performance bond on an international project.
(9)	Working capital represents current assets less current liabilities.
(10)	Total debt includes short-term revolving lines of credit and obligations under capital leases.

RISK FACTORS

Investing in our common stock will provide an investor with an equity ownership interest. Shareholders will be subject to risks inherent in our business. The performance of our shares will reflect the performance of our business relative to, among other things, general economic and industry conditions, market conditions and competition. The value of the investment may increase or decrease and could result in a loss. An investor should carefully consider the following factors as well as other information contained or incorporated by reference in this prospectus supplement before deciding to invest in shares of our common stock.

This prospectus supplement also contains or incorporates forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risk factors described below and the other factors described elsewhere in this prospectus supplement.

Risks Relating to Our Business

Demand for our products and services is cyclical and vulnerable to downturns in the industries to which we market our products and services.

The demand for our products and services depends on conditions in the environmental and infrastructure industries and the power generation industry that accounted for approximately 59% and 30%, respectively, of our backlog as of August 31, 2003, and, to a lesser extent, on conditions in the petrochemical, chemical and refining industries. These industries historically have been, and will likely continue to be, cyclical in nature and vulnerable to general downturns in the domestic and international economies.

For example, in fiscal 2002 and the first quarter of fiscal 2003, there was a slowdown in construction activity and new construction awards for power generation projects, primarily as a result of less activity by certain independent power producers who had encountered financing and liquidity problems. These factors contributed to the cancellation or suspension of a number of projects by our customers in the fourth quarter of fiscal 2002, resulting in a reduction of our backlog. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” for a more complete discussion of the potential impact of these cancellations and other factors.

Our results of operations have varied and may continue to vary depending on the demand for future projects from these industries. Our results of operations may also be adversely affected by cancellations of existing projects by our customers or difficulties in collecting amounts owed to us for work completed or in progress.

The dollar amount of our backlog, as stated at any given time, is not necessarily indicative of our future earnings.

As of August 31, 2003, our backlog was approximately $4.8 billion. There can be no assurance that the revenues projected in our backlog will be realized or, if realized, will result in profits. Further, project terminations, suspensions or adjustments in scope may occur with respect to contracts reflected in our backlog. For example, during the fourth quarter of fiscal 2002, three domestic power projects previously reflected in our backlog were suspended or cancelled, resulting in a reduction of our backlog of approximately $300.0 million.

Reductions in backlog due to cancellation by a customer or for other reasons adversely affect, potentially to a material extent, the revenue and profit we actually receive from contracts projected in backlog. In the event of project cancellation, we may be reimbursed for certain costs but typically have no contractual right to the total revenues reflected in our backlog. In addition, projects may remain in our backlog for extended periods of time. If we were to experience significant cancellations or delays of projects in our backlog, our financial condition could be significantly adversely affected.

We define backlog as a “working backlog” which includes projects for which we have received a commitment from our customers. This commitment may be in the form of a written contract for a specific project, a purchase order or an indication of the amount of time or material we need to make available for a customer’s anticipated project. In certain instances, the engagement is for a particular product or project for which we estimate anticipated revenue, often based on engineering and design specifications that have not been finalized and may be revised over time. Also, we estimate (based on our prior experience) the amount of future work we will receive for multi-year government contracts for which funding is approved on an annual or periodic basis during the term of the contract. In the Environmental & Infrastructure segment, many of these contracts are multi-year indefinite delivery order, or IDO, agreements with the federal government. These contracts do not initially provide for a specific amount of work, and we derive the contract backlog of IDO agreements from our historical experience with IDO agreements. We estimate backlog associated with these IDO agreements based on our experience with similar awards and similar customers, and such backlog averages approximately 75% of the total unfunded awards. Estimates are reviewed periodically and appropriate adjustments are made to the amounts included in backlog and in unexercised contract options. Our backlog does not include any awards (funded or unfunded) for work expected to be performed more than five years after the date of our financial statements. The amount of future actual awards may be more or less than our estimates.

Our backlog for maintenance work is derived from maintenance contracts, some of which do not specify actual dollar amounts of maintenance work, in which case our backlog is based on an estimate of work to be performed in light of such customers’ historic maintenance requirements. Accordingly, the amount of future actual awards may be more or less than our estimates.

We also include in backlog commitments from certain individual customers that have committed to more than one significant EPC project and other customers who have committed to multi-year orders for environmental, piping or maintenance services. There can be no assurance that the customers will complete all of these projects or that the projects will be performed in the currently anticipated time-frame.

We may incur unexpected liabilities associated with the Stone & Webster and IT Group acquisitions, as well as other acquisitions.

In July 2000, we acquired substantially all of the operating assets and assumed certain liabilities of Stone & Webster and during fiscal 2002, we acquired substantially all of the operating assets and assumed certain liabilities of The IT Group, Inc. We believe, pursuant to the terms of the agreements for the Stone & Webster and IT Group asset acquisitions, that we assumed only certain liabilities, which we refer to as assumed liabilities, specified in those agreements. In addition, those agreements provide that certain other liabilities, including but not limited to, certain outstanding borrowings, certain leases, certain contracts in process, completed contracts, claims or litigation that relate to acts or events occurring prior to the acquisition date, and certain employee benefit obligations are specifically excluded from our transactions. We refer to these as excluded liabilities. There can be no assurance, however, that we do not have any exposure related to the excluded liabilities.

In addition, some of the former owners of companies that we have acquired are contractually required to indemnify us against liabilities related to the operation of their companies before we acquired them and for misrepresentations made by them in connection with the acquisitions. In some cases, these former owners may not have the financial ability to meet their indemnification responsibilities. If this occurs, we may incur unexpected liabilities.

Any of these unexpected liabilities could have a material adverse effect on us.

Difficulties integrating our acquisitions could adversely affect us.

From time to time, we have made acquisitions to pursue market opportunities, increase our existing capabilities and expand into new areas of operation. We plan to pursue select acquisitions in the future. If we are unable to identify acquisition opportunities or complete acquisitions we have identified, our business could be materially adversely affected. In addition, we may encounter difficulties integrating our future acquisitions and in successfully managing the growth we expect from the acquisitions. In addition, our expansion into new businesses, such as with our IT Group acquisition, may expose us to additional business risks that are different from those we have traditionally experienced. To the extent we encounter problems in identifying acquisition opportunities or integrating our acquisitions, we could be materially adversely affected. Because we may pursue acquisitions around the world and may actively pursue a number of opportunities simultaneously, we may encounter unforeseen expenses, complications and delays, including difficulties in employing sufficient staff and maintaining operational and management oversight.

Our inability to complete acquisitions could impact our growth strategy.

Our strategy has been, and continues to be, to grow through acquisitions. We pursue strategic acquisitions in markets where we currently operate as well as in markets in which we have not previously operated. We may have difficulties identifying attractive acquisition candidates in the future, or we may be unable to acquire desired businesses or assets on economically acceptable terms. In the event we are unable to complete future strategic acquisitions, we may not grow in accordance with our expectations or our historical experience.

Our significant engineering, procurement and construction projects may encounter difficulties that may result in additional costs to us, reductions in revenues or the payment of liquidated damages.

Our EPC projects generally involve complex design and engineering, significant procurement of equipment and supplies, and extensive construction management. Many of our EPC projects involve design, engineering, procurement and construction phases that may occur over extended time periods, often in excess of two years. We may encounter difficulties in the design or engineering, equipment and supply delivery, schedule changes, and other factors, some of which are beyond our control, that impact our ability to complete the project in accordance with the original delivery schedule. In addition, we generally rely on third-party equipment manufacturers as well as third-party subcontractors to assist us with the completion of EPC contracts. In some cases, the equipment we purchase for a project or that is provided to us by the customer does not perform as expected, and these performance failures may result in delays in completion of the project and additional costs to us or the customer to complete the project and, in some cases, may require us to obtain alternate equipment at additional cost. Any delay by subcontractors to complete their portion of the project, or any failure by a subcontractor to satisfactorily complete its portion of the project, and other factors beyond our control may result in delays in the overall progress of the project or may cause us to incur additional costs, or both. These delays and additional costs may be substantial, and we may be required to compensate the project customer for these delays. While we may recover these additional costs from the responsible vendor, subcontractor or other third party, we may not be able to recover all of these costs in all circumstances.

For example, we are currently involved in litigation with the customer and a third-party subcontractor relating to the engineering, design, procurement and construction of a gas-fired, combined-cycle power plant in Texas. In this litigation we are seeking payment from the customer for additional costs incurred by us as a result of a fire at the construction site and certain misrepresentations and we are seeking payment from a third-party equipment vendor for additional costs and liquidated damages potentially payable by us as a result of the failure of a turbine during start-up testing. To the extent we do not receive these amounts, will recognize a charge to earnings. For a more complete description of this litigation, see “Business—Litigation and Other Contingencies.”

In addition, the project customer may require that it provide us with design or engineering information or with equipment or materials to be used on the project. In some cases, the customer provides us with deficient design or engineering information or equipment or provides the information or equipment to us later than required by the project schedule. The project customer may also determine, after commencement of the project, to change various elements of the project. Our EPC project contracts generally require the customer to compensate us for additional work or expenses incurred due to customer-requested change orders or failure of the customer to provide us with specified design or engineering information or equipment. Under these circumstances, we generally negotiate with the customer with respect to the amount of additional time required and the compensation to be paid to us. We are subject to the risk that we are unable to obtain, through negotiation, arbitration, litigation or otherwise, adequate amounts to compensate us for the additional work or expenses incurred by us due to customer-requested change orders or failure by the customer to timely provide items required to be provided by the customer. A failure to obtain adequate compensation for these matters could require us to record an adjustment to amounts of revenue and gross profit that were recognized in prior periods under the percentage of completion accounting method. Any such adjustments, if substantial, could have a material adverse effect on our results of operations and financial condition.

Our dependence on subcontractors and equipment manufacturers could adversely affect us.

We rely on third-party equipment manufacturers as well as third-party subcontractors to complete our projects. To the extent that we cannot engage subcontractors or acquire equipment or materials, our ability to complete a project in a timely fashion or at a profit may be impaired. If the amount we are required to pay for these goods and services exceeds the amount we have estimated in bidding for fixed-price work, we could experience losses in the performance of these contracts. In addition, if a subcontractor or a manufacturer is unable to deliver its services, equipment or materials according to the negotiated terms for any reason, including the deterioration of its financial condition, we may be required to purchase the services, equipment or materials from another source at a higher price. This may reduce the profit to be realized or result in a loss on a project for which the services, equipment or materials were needed.

Our failure to meet schedule or performance requirements of our contracts could adversely affect us.

In certain circumstances, we guarantee facility completion by a scheduled acceptance date or achievement of certain acceptance and performance testing levels. Failure to meet any such schedule or performance requirements could result in additional costs, and the amount of such additional costs could exceed project profit margins. Performance problems for existing and future contracts could cause actual results of operations to differ materially from those anticipated by us and could cause us to suffer damage to our reputation within our industry and our client base.

The nature of our contracts could adversely affect us.

Although approximately 77% of our backlog as of August 31, 2003 was from cost-plus contracts, the remaining 23% was from fixed-price or unit-price contracts. A significant number of our domestic piping contracts and substantially all of our international piping contracts are fixed-price or unit-price. In addition, a number of the contracts we assumed in the Stone & Webster and IT Group acquisitions were fixed-price contracts, and we will continue to enter into these types of contracts in the future. Under fixed-price or unit-price contracts, we agree to perform the contract for a fixed-price and, as a result, benefit from costs savings and earnings from approved change orders; but we are generally unable to recover any cost overruns to the approved contract price. Under certain incentive contracts, we share with the customer any savings up to a negotiated or target ceiling. When costs exceed the negotiated ceiling price, we may be required to reduce our fee or to absorb some or all of the cost overruns. Contract prices are established based in part on cost estimates that are subject to a number of assumptions, including assumptions regarding future economic conditions. If these estimates prove inaccurate or circumstances change, cost overruns could have a material adverse effect on our business and results of our operations. Our profit for these projects could decrease or we could experience losses if we are unable to secure fixed pricing commitments from our suppliers at the time the contracts are entered into or if we experience cost increases for material or labor during the performance of the contracts. For example, in September 2003, we signed and announced a $565.0 million fixed-price EPC contract to build a combined-cycle power plant in Queens, New York that will be subject to the overrun risks described above.

We enter into contractual agreements with customers for some of our engineering, procurement and construction services to be performed based on agreed upon reimbursable costs and labor rates. Some of these contracts provide for the customer’s review of the accounting and cost control systems to verify the completeness and accuracy of the reimbursable costs invoiced. These reviews could result in reductions in reimbursable costs and labor rates previously billed to the customer.

Many of our contracts require us to satisfy specified design, engineering, procurement or construction milestones in order to receive payment for the work completed or equipment or supplies procured prior to achievement of the applicable milestone. As a result, under these types of arrangements, we may incur significant costs or perform significant amounts of services prior to receipt of payment. If the customer determines not to proceed with the completion of the project or if the customer defaults on its payment obligations, we may face difficulties in collecting payment of amounts due to us for the costs previously incurred or for the amounts previously expended to purchase equipment or supplies. In addition, many of our customers for large EPC projects are project-specific entities that do not have significant assets other than their interests in the EPC project. It may be difficult for us to collect amounts owed to us by these customers against the customer’s more credit-worthy parent company. If we are unable to collect amounts owed to us for these matters, we may be required to record a charge against previously recognized earnings related to the project under percentage-of-completion accounting.

We are subject to the risks associated with being a government contractor.

We are a major provider of services to governmental agencies and therefore are exposed to risks associated with government contracting. For example, a reduction in spending by federal government agencies could limit the continued funding of existing contracts with these agencies and could limit our ability to obtain additional contracts, which could have a material adverse effect on our business. The risks of government contracting also include the risk of civil and criminal fines and penalties for violations of applicable regulations and statutes and the risk of public scrutiny of our performance at high profile sites.

In addition, government customers typically can terminate or modify any of their contracts with us at their convenience, and some of these government contracts are subject to renewal or extension annually. If a government customer terminates a contract or fails to renew or extend a contract, our backlog may be reduced or we may incur a loss, either of which could impair our financial condition and operating results. A termination due to our unsatisfactory performance could expose us to liability and have a material adverse effect on our ability to compete for future contracts and orders. In cases where we are a subcontractor, the prime contract under which we are a subcontractor could be terminated, regardless of the quality of our services as a subcontractor or our relationship with the relevant government agency. Our government customers can also reduce the value of existing contracts, issue modifications to a contract and control and potentially prohibit the export of our services and associated materials.

As a result of our government contracting business, we have been, are and will be in the future, the subject of audits and/or cost reviews by the Defense Contract Audit Agency, which we refer to as DCAA, or by other contracting agencies. Additionally, we have been and may in the future be the subject of investigations by governmental agencies such as the Office of Inspector General of the Environmental Protection Agency, which we refer to as EPA. During the course of an audit, the DCAA may disallow costs if it determines that we improperly accounted for such costs in a manner inconsistent with Cost Accounting Standards or regulatory and contractual requirements. Under the type of cost-plus government contracts that we typically perform, only those costs that are reasonable, allocable and allowable are recoverable under the Federal Acquisition Regulation and Cost Accounting Standards.

In addition, our failure to comply with the terms of one or more of our government contracts, other government agreements, or government regulations and statutes could result in our being suspended or barred from future government contract projects for a significant period of time. This could materially adversely affect our business.

Actual results could differ from the estimates and assumptions that we use to prepare our financial statements.

To prepare financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions, as of the date of the financial statements, which affect the reported values of assets and liabilities and revenues and expenses and disclosures of contingent assets and liabilities. Areas requiring significant estimates by our management include:

•	contract expenses and profits and application of percentage-of-completion accounting;

•	recoverability of inventory and application of lower of cost or market accounting;

•	provisions for uncollectible receivables and customer claims and recoveries of costs from subcontractors, vendors and others;

•	provisions for income taxes and related valuation allowances;

•	recoverability of net goodwill;

•	recoverability of other intangibles and related amortization;

•	valuation of assets acquired and liabilities assumed in connection with business combinations; and

•	accruals for estimated liabilities, including litigation and insurance reserves.

Our actual results could differ from those estimates.

Our use of percentage-of-completion accounting could result in a reduction or elimination of previously reported profits.

As is more fully discussed in Critical Accounting Policies and Related Estimates That Have a Material Effect on Our Consolidated Financial Statements and in the notes to our financial statements, a substantial portion of our revenues are recognized using the percentage-of-completion, or POC, method of accounting. This accounting method is standard for engineering, procurement and construction, or EPC, contracts. The POC accounting practices that we use result in our recognizing contract revenues and earnings ratably over the contract term in proportion to our incurrence of contract costs. The earnings or losses recognized on individual contracts are based on estimates of contract revenues, costs and profitability. Contract losses are recognized in full when determined, and contract profit estimates are adjusted based on ongoing reviews of contract profitability. Further, a substantial portion of our contracts contain various cost and performance incentives and penalties that impact the earnings we realize from the contracts, and adjustments related to these incentives and penalties are recorded when known or finalized, which is generally during the latter stages of the contract. In addition, we record claims when we believe recovery is probable and the amounts can be reasonably estimated. Actual collection of claims could differ from estimated amounts.

Although most of our contracts are cost-plus and our financial loss exposure on cost-reimbursable contracts is generally limited to a portion of our gross margin, it is possible that the loss provisions or adjustments to the contract profit and loss resulting from ongoing reviews or contract penalty provisions could be significant and could result in a reduction or elimination of previously recognized earnings. In certain circumstances it is possible that such adjustments could be material to our operating results.

Our results of operations depend on the award of new contracts and the timing of the performance of these contracts.

A substantial portion of our revenues is directly or indirectly derived from large-scale domestic and international projects. It is generally very difficult to predict whether and when we will receive such awards as these contracts frequently involve a lengthy and complex bidding and selection process which is affected by a number of factors, such as market conditions, financing arrangements, governmental approvals and environmental matters. Because a significant portion of our revenues is generated from large projects, our results of operations and cash flows can fluctuate from quarter to quarter depending on the timing of our contract awards. In addition, many of these contracts are subject to financing contingencies and, as a result, we are subject to the risk that we or the customer will not be able to secure the necessary financing for the project. In certain circumstances, customers may require us to provide credit enhancements, including cash and letters of credit. For example, our $565.0 million fixed-price EPC contract to build a combined-cycle power plant in Queens, New York is subject to receipt of financing and we have been asked to provide certain credit enhancements. As a result, a contract award for a project may not result in revenue from the project.

The uncertainty of our contract award timing can also present difficulties in matching workforce size with contract needs. In some cases, we maintain and bear the cost of a ready workforce that is larger than called for under existing contracts in anticipation of future workforce needs for expected contract awards. If an expected contract award is delayed or not received, we would incur costs that could have a material adverse effect on us. Further, our significant customers vary between years, and the loss of any one or more of our key customers could have a material adverse impact on us.

In addition, timing of the revenues, earnings and cash flows from our projects can be affected by a number of factors beyond our control, including unavoidable delays from weather conditions, unavailability of material and equipment from vendors, changes in the scope of services requested by clients or labor disruptions.

We are vulnerable to the cyclical nature of the markets we serve.

Downturns in the businesses that use our ECM services can adversely affect our revenues and operating profit. Many of our customers are in businesses that are cyclical in nature and sensitive to changes in general economic conditions. The demand for our ECM services is dependent upon the existence of projects with engineering, procurement, construction and management needs. Our ECM segment, which primarily services the power generation and process industries, has seen strong growth in the past few years due to previously unmet power needs and deregulation but is now seeing its business opportunities decrease relative to the last few years. Industries such as these and many of the others we serve have historically been and will continue to be vulnerable to general downturns and are cyclical in nature. As a result, our past results have varied considerably and may continue to vary depending upon the demand for future projects in these industries.

Political and economic conditions in foreign countries in which we operate could adversely affect us.

Approximately 15% of our fiscal 2003 revenues were attributable to projects in international markets, some of which are subject to political unrest and uncertainty. We have operations in Russia, China, the Middle East, Europe and Australia. We expect international revenues and operations to continue to contribute to our growth and earnings for the foreseeable future. International contracts, operations and expansion expose us to risks inherent in doing business outside the United States, including:

•	uncertain economic conditions in the foreign countries in which we make capital investments, operate and sell products and services;

•	the lack of well-developed legal systems in some countries in which we operate and sell products and services, which could make it difficult for us to enforce our contractual rights;

•	expropriation of property;

•	restrictions on the right to convert or repatriate currency; and

•	political risks, including risks of loss due to civil strife, acts of war, guerrilla activities and insurrection.

For example, in June 2003 we closed our operations in Venezuela due to the political unrest and the economic uncertainty of doing business in Venezuela. Our results of operations could be materially adversely affected if any of these risks occur.

Foreign exchange risks may affect our ability to realize a profit from certain projects or to obtain projects.

We generally attempt to denominate our contracts in U.S. dollars; however, from time to time we enter into contracts denominated in a foreign currency. This practice subjects us to foreign exchange risks, particularly to the extent contract revenues are denominated in a currency different than the contract costs. We attempt to minimize our exposure from foreign exchange risks by obtaining escalation provisions for projects in inflationary economies, matching the contract revenue currency with the contract costs currency or entering into hedge contracts when there are different currencies for contract revenues and costs. However, these actions will not always eliminate all foreign exchange risks.

Foreign exchange controls may also adversely affect us. For instance, foreign exchange controls were instituted in Venezuela on February 6, 2003. These controls may limit our ability to repatriate profits from our Venezuelan subsidiary or otherwise convert local currency into U.S. dollars. These limitations could adversely affect us. Further, our ability to obtain international contracts is impacted by the relative strength or weakness of the U.S. dollar to foreign currencies.

Our dependence on one or a few customers could adversely affect us.

Due to the size of many engineering and construction projects, one or a few clients have in the past and may in the future contribute a substantial portion of our consolidated revenues in any one year or over a period of several consecutive years. For example, in fiscal 2003, approximately 13% of our revenues were from PG&E National Energy Group, Inc. Similarly, our backlog frequently reflects multiple projects for individual clients; therefore, one major customer may comprise a significant percentage of backlog at a point in time. An example of this is the TVA, with which we have two contracts representing an aggregate of 15% of our backlog at August 31, 2003. Including our backlog from TVA, a Government-owned entity, backlog from the U.S. Government or U.S. Government-owned entities accounted for 67% of backlog at August 31, 2003.

Because these significant customers generally contract with us for specific projects, we may lose these customers from year to year as their projects with us are completed. If we do not replace them with other customers or other projects, our business could be materially adversely affected.

Additionally, we have long-standing relationships with many significant customers, including customers with which we have alliance agreements that have preferred pricing arrangements. However, our contracts with these customers are on a project by project basis, and they may unilaterally reduce or discontinue their purchases at any time. The loss of business from any one of such customers could have a material adverse effect on our business or results of operations.

Our projects expose us to potential professional liability, product liability, warranty and other claims.

We engineer, construct and perform services in large industrial facilities in which accidents or system failures can be disastrous. Any catastrophic occurrences in excess of insurance limits at locations engineered or constructed by us or where our products are installed or services performed could result in significant professional liability, product liability, warranty and other claims against us. In addition, under some of our contracts, we must use new metals or processes for producing or fabricating pipe for our customers. The failure of any of these metals or processes could result in warranty claims against us for significant replacement or reworking costs.

Further, the engineering and construction projects we perform expose us to additional risks including cost overruns, equipment failures, personal injuries, property damage, shortages of materials and labor, work stoppages, labor disputes, weather problems and unforeseen engineering, architectural, environmental and geological problems. In addition, once our construction is complete, we may face claims with respect to the performance of these facilities.

Our environmental and infrastructure operations may subject us to potential contractual and operational costs and liabilities.

Many of our Environmental & Infrastructure segment customers attempt to shift financial and operating risks to the contractor, particularly on projects involving large scale cleanups and/or projects where there may be a risk that the contamination could be more extensive or difficult to resolve than previously anticipated. In this competitive market, customers increasingly try to pressure contractors to accept greater risks of performance, liability for damage or injury to third parties or property and liability for fines and penalties. Prior to our acquisition of the IT Group, it was involved in claims and litigation involving disputes over such issues. Therefore, it is possible that we could also become involved in similar claims and litigation in the future as a result of our acquisition of the assets of IT Group and our participation in environmental and infrastructure contracts.

Environmental management contractors also potentially face liabilities to third parties for property damage or personal injury stemming from exposure to or a release of toxic substances resulting from a project performed for customers. These liabilities could arise long after completion of a project. Although the risks we face in our anthrax and other biological agent work are similar to those faced in our toxic chemical emergency response business, the risks posed by attempting to detect and remediate these biological agents may include risks to our employees, subcontractors and those who may be affected should detection and remediation prove less effective than anticipated. Because anthrax and similar contamination is so recent, there may be unknown risks involved; and in certain circumstances there may be no body of knowledge or standard protocols for dealing with these risks. The risks we face also include the potential ineffectiveness of developing technologies to detect and remediate the contamination, claims for infringement of these technologies, difficulties in working with the smaller, specialized firms that may own these technologies and have detection and remediation capabilities, our ability to attract and retain qualified employees and subcontractors in light of these risks, the high profile nature of the work and the potential unavailability of insurance and indemnification for the risks associated with biological agents and terrorism.

Over the past several years, the EPA and other federal agencies have constricted significantly the circumstances under which they will indemnify their contractors against liabilities incurred in connection with CERCLA, and similar projects.

We are exposed to certain risks associated with our integrated environmental solutions businesses.

Certain subsidiaries within our Environmental & Infrastructure division are engaged in two similar programs that may involve assumption of a client’s environmental remediation obligations and potential claim obligations. One program involves our subsidiary, The LandBank Group, Inc., or LandBank, which was acquired in the IT Group acquisition. Under this program, LandBank purchases and then remediates and/or takes other steps to improve environmentally impaired properties. The second program is operated by our subsidiary Shaw Environmental Liability Solutions, LLC, which will contractually assume responsibility for environmental matters at a particular site or sites and provide indemnifications for defined cleanup costs and post closing third party claims in return for compensation by the client. These subsidiaries may operate and/or purchase and redevelop environmentally impaired property. As the owner or operator of such properties, we may be required to clean up all contamination at these sites even if we did not place the contamination there. We attempt to reduce our exposure to unplanned risks through the performance of environmental due diligence, the use of liability protection provisions of federal laws like the Brownfields Revitalization Act and similar state laws and the purchase of environmental and cost cap insurance coverage or other risk management products. However, we cannot assure you that our risk management strategies and these products and laws will adequately protect us in all circumstances or that no material adverse impacts will occur.

Our ability to be profitable in this type of business also depends on our ability to accurately estimate cleanup costs. While we engage in comprehensive engineering and cost analyses, if we were to materially underestimate the required cost of cleanup at a particular project, such underestimation could significantly adversely affect us. Further, the continued growth of this type of business is dependent upon the availability of environmental and cost cap insurance or other risk management products. We cannot assure you that such products will continue to be available to us in the future. Moreover, environmental laws and regulations governing the cleanup of contaminated sites are constantly changing. We cannot predict the effect of future changes to these laws and regulations on our LandBank and Environmental Liability Solutions businesses. In addition, prior to the IT Group acquisition, we had not previously conducted this type of business and we have had no material transactions in this business. Additionally, when we purchase real estate in this business, we are subject to many of the same risks as real estate developers, including the timely receipt of building and zoning permits, construction delays, the ability of markets to absorb new development projects, market fluctuations and the ability to obtain additional equity or debt financing on satisfactory terms, among others.

Environmental factors and changes in laws and regulations could increase our costs and liabilities and affect the demand for our services.

In addition to the environmental risks described above relating to the businesses acquired from IT Group and our environmental remediation business, our operations are subject to environmental laws and regulations, including those concerning:

•	emissions into the air;

•	discharges into waterways;

•	generation, storage, handling, treatment and disposal of hazardous materials and wastes; and

•	health and safety.

Our projects often involve highly regulated materials, including hazardous and nuclear materials and wastes. Environmental laws and regulations generally impose limitations and standards for regulated materials and require us to obtain a permit and comply with various other requirements. The improper characterization, handling, or disposal of regulated materials or any other failure to comply with federal, state and local environmental laws and regulations or associated environmental permits may result in the assessment of administrative, civil, and criminal penalties, the imposition of investigatory or remedial obligations, or the issuance of injunctions that could restrict or prevent our ability to perform.

In addition, under CERCLA and comparable state laws, we may be required to investigate and remediate regulated materials. CERCLA and these comparable state laws typically impose liability without regard to whether a company knew of or caused the release, and liability for the entire cost of a clean-up can be imposed upon any responsible party. The principal federal environmental legislation affecting our Environmental & Infrastructure subsidiaries and clients include: the National Environmental Policy Act of 1969, or NEPA; the Resource Conservation and Recovery Act of 1976, or RCRA; the Clean Air Act; the Federal Water Pollution Control Act; and CERCLA, together with the Superfund Amendments and Reauthorization Act of 1986, or SARA. Our foreign operations are also subject to similar governmental controls and restrictions relating to environmental protection.

We could also incur environmental liability at sites where we have been hired by potentially responsible parties, or PRPs, to remediate contamination of the site. Such PRPs have sought to expand the reach of

CERCLA, RCRA and similar state statutes to make the remediation contractor responsible for cleanup costs. These companies claim that environmental contractors are owners or operators of hazardous waste facilities or that the contractors arranged for treatment, transportation or disposal of hazardous substances. If we are held responsible under CERCLA or RCRA for damages caused while performing services or otherwise, we may be forced to incur such cleanup costs by ourselves, notwithstanding the potential availability of contribution or indemnification from other parties.

The environmental health and safety laws and regulations to which we are subject are constantly changing, and it is impossible to predict the effect of any future changes to these laws and regulations on us. We do not yet know the full extent, if any, of environmental liabilities associated with many of our recently acquired properties undergoing or scheduled to undergo site restoration, including any liabilities associated with the assets we acquired from Stone & Webster and IT Group. We cannot assure you that our operations will continue to comply with future laws and regulations or that any such laws and regulations will not significantly adversely affect us.

The level of enforcement of these laws and regulations also affects the demand for many of our services. Proposed changes in regulations and the perception that enforcement of current environmental laws has been reduced has decreased the demand for some services, as clients have anticipated and adjusted to the potential changes. Future changes could result in increased or decreased demand for some of our services. The ultimate impact of the future changes will depend upon a number of factors, including the overall strength of the economy and clients’ views on the cost-effectiveness of remedies available under the changed regulations. If proposed or enacted changes materially reduce demand for our environmental services, our results of operations could be adversely affected.

The limitation or the expiration of the Price Anderson Act’s indemnification authority could adversely affect our business.

The Price Anderson Act, or PAA, comprehensively regulates the manufacture, use and storage of radioactive materials, while promoting the nuclear power industry by offering broad indemnification to nuclear power plant operators and DOE contractors. Because we provide services for the DOE relating to its nuclear weapons facilities and the nuclear power industry in the on-going maintenance and modification, as well as decontamination and decommissioning, of its nuclear power plants, we are entitled to the indemnification protections under the PAA. Although the PAA’s indemnification provisions are broad, it has not been determined whether such indemnification applies to all liabilities that we might incur while performing services as a radioactive materials cleanup contractor for the DOE and the nuclear power industry. In addition, the PAA’s ability to indemnify us with respect to any new contract expired on August 1, 2002, but was reauthorized and extended through December 31, 2004. Because nuclear power remains controversial, there can be no assurance that the PAA’s indemnification authority will be reauthorized and extended when that authority expires again at the end of 2004. If the PAA’s indemnification authority is not extended, our business could be adversely affected by either a refusal of plant operators to retain us or our inability to obtain commercially adequate insurance and indemnification.

We face substantial competition in each of our business segments.

In our E&I segment, we compete with a diverse array of small and large organizations, including national and regional environmental management firms, national, regional and local architectural, engineering and construction firms, environmental management divisions or subsidiaries of international engineering, construction and systems companies, and waste generators that have developed in-house capabilities. Increased competition in this business, combined with changes in client procurement procedures, has resulted in changes in the industry, including among other things, lower contract margins, more fixed-price or unit-price contracts and contract terms that may increasingly require us to indemnify our clients against damages or injuries to third parties and property and environmental fines and penalties. We believe, therefore, these market conditions may require us to accept more contractual and performance risk than we have historically for the environmental and infrastructure segment to be competitive.

The entry of large systems contractors and international engineering and construction firms into the environmental services industry has increased competition for major federal government contracts and programs, which have been a primary source of revenue in recent years for our environmental & infrastructure business. There can be no assurance that our E&I segment will be able to compete successfully given the intense competition and trends in its industry.

In our engineering, procurement and construction business, we face competition from numerous regional, national and international competitors, many of which have greater financial and other resources than we do. Our competitors include well-established, well-financed concerns, both privately and publicly held, including many major power equipment manufacturers and engineering and construction companies, some engineering companies, internal engineering departments at utilities and certain of our customers. The markets that we serve require substantial resources and particularly highly skilled and experienced technical personnel.

In our pipe engineering and fabrication business, we face substantial competition on a domestic and international level. In the United States, there are a number of smaller pipe fabricators. Internationally, our principal competitors are divisions of large industrial firms. Some of our competitors, primarily in the international sector, have greater financial and other resources than we do.

Our failure to attract and retain qualified personnel could have an adverse effect on us.

Our ability to attract and retain qualified engineers, scientists and other professional personnel in accordance with our needs, either through direct hiring or acquisition of other firms employing such professionals, will be an important factor in determining our future success. The market for these professionals is competitive, and there can be no assurance that we will be successful in our efforts to attract and retain needed professionals. In addition, our ability to be successful depends in part on our ability to attract and retain skilled laborers and craftsmen in our pipe fabrication and construction businesses. Demand for these workers can at times be high and the supply extremely limited.

Terrorists’ actions have and could continue to negatively impact the U.S. economy and the markets in which we operate.

Terrorist attacks, like those that occurred on September 11, 2001, have contributed to economic instability in the United States, and further acts of terrorism, violence or war could affect the markets in which we operate, our business and our expectations. There can be no assurance that armed hostilities will not increase or that terrorist attacks, or responses from the United States, will not lead to further acts of terrorism and civil disturbances in the United States or elsewhere, which may further contribute to economic instability in the United States. These attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers and could impact our domestic or international revenues, our supply chain, our production capability and our ability to deliver our products and services to our customers. Political and economic instability in some regions of the world may also result and could negatively impact our business.

If we must write off a significant amount of intangible assets, our earnings will be negatively impacted.

Because we have grown in part through acquisitions, goodwill and other acquired intangible assets represent a substantial portion of our assets. Goodwill was approximately $511.4 million as of August 31, 2003. If we make additional acquisitions, it is likely that we will record additional intangible assets on our books. A determination that a significant impairment in value of our unamortized intangible assets has occurred would require us to write off a substantial portion of our assets. Such a write off would negatively affect our earnings.

We are and will continue to be involved in litigation.

We have been and may from time to time be named as a defendant in legal actions claiming damages in connection with engineering and construction projects and other matters. These are typically actions that arise in the normal course of business, including employment-related claims and contractual disputes or claims for personal injury or property damage which occurs in connection with services performed relating to project or construction sites. Our contractual disputes normally involve claims relating to the performance of equipment, design or other engineering services or project construction services provided by our subsidiaries.

Our repurchase obligations under the LYONs could result in adverse consequences.

In May 2001, we issued $790.0 million aggregate principal amount at maturity of 20-year, zero-coupon, unsecured LYONs. The LYONs were issued on an original issue discount basis of $639.23 per $1,000 maturity value of the LYONs. On May 1 of 2004, 2006, 2011 and 2016, holders of LYONs may require us to purchase all or a portion of the LYONs at their accreted value (the original issue price of LYONs increases by 2.25% per year).

In March 2003, we repurchased $384.6 million aggregate principal amount at maturity of LYONs pursuant to our tender offer for the LYONs and in August 2003, we repurchased another $32.0 million aggregate principal amount at maturity of LYONs in open market purchases. After giving effect to the total repurchases of $416.6 million aggregate principal amount at maturity of LYONs, the aggregate principal amount at maturity of the LYONs that remain outstanding is approximately $373 million (or a current accreted value of approximately $252 million). At May 1, 2004, the first date on which the holders can require us to repurchase the LYONs, the aggregate accreted value will be $255.3 million.

The closing price of our common stock on the New York Stock Exchange on October 23, 2003 was $10.10 per share. Unless our common stock price increases to a price in excess of $77.03 per share, we anticipate that a substantial portion, and perhaps all, of the remaining outstanding LYONs will be submitted for repurchase as early as May 1, 2004. In the event that holders of LYONs require us to repurchase the LYONs on May 1, 2004, we may, subject to certain conditions, choose to redeem the LYONs in cash or in shares of our common stock, or in a combination of both. If we elect to issue our common stock, the value of the common stock would be determined by reference to the current market value of our common stock at the time of each repurchase.

We expect the net cash proceeds of this offering to be approximately $189.3 million. We expect to use all of the net proceeds of this offering to repurchase the LYONs tendered to us in the Tender Offer or thereafter available for purchase by us. We expect to fund approximately $63.7 million of the LYONs repurchase price with cash on hand. In the event the Tender Offer is not completed or less than all of the LYONs are tendered to us in the Tender Offer, we anticipate that we would have sufficient cash resources to repurchase up to the remaining $255.3 million in accreted value of the LYONs with cash on May 1, 2004. However, to the extent the accreted value of the LYONs exceeds the proceeds of this offering and our cash designated for such repurchases, if we elect to fund all or substantially all of this repurchase obligation with cash, we will reduce our available cash resources or other forms of liquidity.

The use of cash in an amount in excess of the net proceeds of this offering to repurchase LYONs tendered to us in the Tender Offer or otherwise repurchased by us at a later date could have the effect of restricting our ability to fund new acquisitions or to meet other future working capital needs, as well as increasing our costs of borrowing. If we need to seek to refinance or restructure our obligations under the LYONs, including the incurrence of additional borrowings, we might not be successful in doing so or the refinancing or restructuring might result in terms less favorable to us and the holders of the notes than the terms of the LYONs. Our Credit Facility permits us to repurchase LYONs as long as, after giving effect to the purchase, we have the ability to borrow up to $50.0 million under that facility and that we have designated amounts of cash and cash equivalents. As a result of the amendment to our facility being executed in connection with and conditioned upon this $200 million offering, cash and cash equivalent amounts must be not less than $75.0 million. Cash and cash equivalents for purposes of this test consist of those sums not otherwise pledged or escrowed under our Credit Facility and are reduced by amounts borrowed under our existing Credit Facility. In addition, regardless of whether we meet these tests, our Credit Facility permits us to use up to $10.0 million to repurchase LYONs. Our obligation to repurchase LYONs submitted to us for repurchase on May 1, 2004 will be reduced to the extent we purchase LYONs in our Tender Offer. See “Use of Proceeds” for more information about the Tender Offer.

Our substantial indebtedness could adversely affect our financial condition and impair our ability to fulfill our obligations under our Senior Notes and our Credit Facility.

As of August 31, 2003, we had total outstanding indebtedness of approximately $513.2 million, approximately $5.5 million of which was secured indebtedness, including obligations under capital leases. In addition, as of August 31, 2003, letters of credit issued for our account in an aggregate amount of $164.3 million were outstanding. Our substantial indebtedness could have important consequences, including the following:

•	it will require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, including our outstanding 10 3/4% Senior Notes due 2010, or Senior Notes, and, assuming we do not complete the Tender Offer or less than all of the LYONs are tendered to us in the Tender Offer, may require us to dedicate a portion of our cash flow from operations to repurchase the LYONs, in each case reducing the availability of cash flow to fund acquisitions, working capital, capital expenditures and other general corporate purposes;

•	it will limit our ability to borrow money or sell stock for working capital, capital expenditures, debt service requirements and other purposes;

•	it will limit our flexibility in planning for, and reacting to, changes in our business;

•	it may place us at a competitive disadvantage if we are more highly leveraged than some of our competitors;

•	it may make us more vulnerable to a further downturn in the economy or our business; and

•	it may restrict us from making additional acquisitions or exploiting other business opportunities.

To the extent that new debt is added to our currently anticipated debt levels, the substantial leverage risks described above would increase.

Restrictive covenants in our Credit Facility and the indenture relating to the Senior Notes may restrict our ability to pursue our business strategies.

Our Credit Facility and the indenture relating to the Senior Notes contain certain restrictions on our ability to, among other things:

•	incur additional indebtedness or contingent obligations or issue preferred stock;

•	pay dividends or make distributions to our shareholders;

•	repurchase or redeem our capital stock or subordinated indebtedness;

•	make investments;

•	create liens;

•	enter into sale/leaseback transactions;

•	incur restrictions on the ability of our subsidiaries to pay dividends or to make other payments to us;

•	make capital expenditures;

•	enter into transactions with our stockholders and affiliates;

•	sell assets; and

•	acquire the assets of, or merge or consolidate with, other companies or transfer all or substantially all of our assets.

Our Credit Facility requires us to achieve certain financial ratios, including a leverage ratio (which becomes more restrictive over time) and a minimum fixed charge coverage ratio. We may not be able to satisfy these ratios, especially if our operating results fall below management’s expectations. In addition, in order to remain in compliance with the covenants in our Credit Facility, we may be limited in our flexibility to take actions resulting in non-cash charges, including as a result of our settling claims. These covenants may impair our ability to engage in favorable business activities and our ability to finance future operations or capital needs, including those associated with honoring our repurchase obligations with respect to the LYONs.

Concurrently with and conditioned upon the completion of a $200 million offering, we are obtaining amendments to our Credit Facility to provide additional financial flexibility by easing certain financial ratio and test requirements. Beginning in 2004, the financial ratio requirements under our Credit Facility, however, become increasingly restrictive over time.

A breach of any of these covenants or our inability to comply with the required financial ratios could result in a default under our Credit Facility. In the event of any default under our Credit Facility, the lenders thereunder will not be required to lend any additional amounts to us and could elect to declare all outstanding borrowings, together with accrued interest and other fees, to be due and payable, or require us to apply all of our available cash to repay these borrowings. The acceleration of outstanding loans under our Credit Facility in excess of $20.0 million constitutes an event of default with respect to the Senior Notes. If we are unable to repay borrowings with respect to our Credit Facility when due, the lenders thereunder could proceed against their collateral, which consists of substantially all of our assets other than real estate, plants, parts and equipment. If the indebtedness under our Credit Facility or the Senior Notes were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full.

Adverse events could negatively affect our liquidity position.

Our operations could require us to utilize large sums of working capital, sometimes on short notice and sometimes without the ability to recover the expenditures. This has been the experience of certain of our competitors. Circumstances or events which could create large cash outflows include losses resulting from fixed- price contracts, environmental liabilities, litigation risks, unexpected costs or losses resulting from acquisitions, contract initiation or completion delays, political conditions, customer payment problems, foreign exchange risks, professional and product liability claims and cash repurchases of our LYONs, among others. We cannot provide assurance that we will have sufficient liquidity or the credit capacity to meet all of our cash needs if we encounter significant working capital requirements as a result of these or other factors.

Insufficient liquidity could have important consequences to us. For example, we could:

•	have less operating flexibility due to restrictions which could be imposed by our creditors, including restrictions on incurring additional debt, creating liens on our properties and paying dividends;

•	have less success in obtaining new work if our sureties or our lenders were to limit our ability to provide new performance bonds or letters of credit for our projects;

•	be required to dedicate a substantial portion of cash flows from operations to the repayment of debt and the interest associated with that debt;

•	fail to comply with the terms of our credit facility;

•	incur increased lending fees, costs and interest rates; and

•	experience difficulty in financing future acquisitions and/or continuing operations.

All or any of these matters could place us at a competitive disadvantage compared with competitors with more liquidity and could have a negative impact upon our financial condition and results of operations.

Work stoppages and other labor problems could adversely affect us.

Some of our employees in the United States and abroad are represented by labor unions. We experienced a strike, without material impact on pipe production, by union members in February 1997 relating to the termination of collective bargaining agreements covering our pipe facilities in Walker and Prairieville, Louisiana. A lengthy strike or other work stoppage at any of our facilities could have a material adverse effect on us. From time to time we have also experienced attempts to unionize our non-union shops. While these efforts have achieved limited success to date, we cannot give any assurance that we will not experience additional union activity in the future.

Changes in technology could adversely affect us, and our competitors may develop or otherwise acquire equivalent or superior technology.

We believe that we have a leading position in technologies for the design and construction of ethylene processing plants. We protect our position through patent registrations, license restrictions and a research and development program. However, it is possible that others may develop competing processes that could negatively affect our market position.

Additionally, we have developed construction and power generation and transmission software which we believe provide competitive advantages. The advantages currently provided by this software could be at risk if competitors were to develop superior or comparable technologies.

Our induction pipe bending technology and capabilities favorably influence our ability to compete successfully. Currently this technology and our proprietary software are not patented. Even though we have some legal protections against the dissemination of this know-how, including non-disclosure and confidentiality agreements, our efforts to prevent others from using our technology could be time-consuming, expensive and ultimately may be unsuccessful or only partially successful. Finally, there is nothing to prevent our competitors from independently attempting to develop or obtain access to technologies that are similar or superior to our technology.

Our success depends on key members of our management.

Our success is dependent upon the continued services of our key officers. The loss of any of our key officers could adversely affect us. We do not maintain key employee insurance on any of our executive officers.

Risks Relating to this Offering

Market prices of our equity securities have changed significantly and could change further, and you may not be able to resell your shares at or above the public offering price.

The market prices of our common stock may change significantly in response to various factors and events beyond our control, including the following:

•	the other risk factors described in this prospectus supplement, including changing demand for our products and services;

•	a shortfall in operating revenue or net income from that expected by securities analysts and investors;

•	changes in securities analysts’ estimates of our financial performance or the financial performance of our competitors or companies in our industry generally;

•	general conditions in our industries;

•	general conditions in the securities markets;

•	issuance of a significant number of shares upon exercise of employee stock options or conversion of the LYONs; and

•	issuance of a significant number of shares of common stock to fund LYONs repurchases.

In addition, we are issuing and selling 20,000,000 shares of our common stock in this offering, which represents approximately 53% of our outstanding shares of common stock as of October 23, 2003. We cannot assure you that this offering will not negatively affect the price of our common stock. As a result, you may not be able to resell your shares at or above the public offering price.

Provisions in our Articles of Incorporation and by-laws and rights agreement could make it more difficult to acquire us and may reduce the market price of our common stock.

Our articles of incorporation and by-laws contain certain provisions, such as a provision establishing a classified board of directors (in the event the entire board of directors is increased to twelve or more members), provisions entitling holders of shares of common stock that have been beneficially owned for four years or more to five votes per share, a provision prohibiting shareholders from calling special meetings, a provision requiring super majority voting (75% of the outstanding voting power) to approve certain business combinations and provisions authorizing the board of directors to issue up to 20 million shares of preferred stock without approval of our shareholders. Also, we have adopted a rights plan that limits the ability of any person to acquire more than 15% of our common stock. These provisions could have the effect of delaying or preventing a change in control or the removal of management, of deterring potential acquirers from making an offer to our shareholders and of limiting any opportunity to realize premiums over prevailing market prices for the common stock. Provisions of our shareholder rights agreement could also have the effect of deterring changes of control.

Future sales of our common stock may depress our stock price.

Sales of a substantial number of shares of our common stock in the public market or otherwise, by the Company or a major shareholder, could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. Other than our directors and executive officers, who have agreed not to sell shares of our common stock for 90 days following this offering except with the consent of Credit Suisse First Boston LLC, none of our existing shareholders has agreed to refrain from making sales of our common stock following this offering.

We may issue additional equity securities, which would lead to dilution of our issued and outstanding stock.

The issuance of additional equity securities or securities convertible into equity securities would result in dilution of existing shareholders’ equity interest in us. We are authorized to issue, without shareholder approval, 20,000,000 shares of preferred stock, no par value, in one or more series, which may give other shareholders dividend, conversion, voting, and liquidation rights, among other rights, which may be superior to the rights of holders of our common stock. Our board of directors has no present intention of issuing any such preferred stock series, but reserves the right to do so in the future. In addition, under certain circumstances, we are authorized to issue, without shareholder approval, up to approximately 162,209,784 additional shares of common stock, no par value. We are also authorized to issue, without shareholder approval, securities convertible into either common stock or preferred stock.

Your ability to recover from our former auditors, Arthur Andersen LLP, for any potential financial misstatements is limited.

On June 26, 2002, at the recommendation of our audit committee, we dismissed Arthur Andersen LLP as our independent public accountants and engaged Ernst & Young LLP to serve as our independent public accountants for fiscal 2002. Our audited consolidated financial statements as of August 31, 2001 and 2000 and for each of the years in the two-year period ended August 31, 2001, which are included or incorporated by reference in this prospectus supplement, have been audited by Arthur Andersen, our former independent public accountants, as set forth in their reports, but Arthur Andersen has not consented to our use of these reports in connection with the sale of the common stock offered hereby.

Arthur Andersen completed its audit of our consolidated financial statements for the year ended August 31, 2001 and issued its report relating to these consolidated financial statements on October 5, 2001. Subsequently, Arthur Andersen was convicted of obstruction of justice for activities relating to its previous work for another of its audit clients and has ceased to audit publicly held companies. We are unable to predict the impact of this conviction or whether other adverse actions may be taken by governmental or private parties against Arthur Andersen. If Arthur Andersen has no assets available for creditors, you may not be able to recover against Arthur Andersen for any claims you may have under securities or other laws as a result of Arthur Andersen’s previous role as our independent public accountants and as author of the audit report for some of the audited financial statements included or incorporated by reference in this prospectus supplement.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $189,300,000, based on the public offering price of $10.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds of this offering to repurchase LYONs tendered to us in the Tender Offer. The 20-year, zero-coupon LYONs were issued at an original discount price of $639.23 per $1,000 maturity value and have a yield to maturity of 2.25%. The total principal amount at maturity of our outstanding LYONs is approximately $373 million (or a current accreted value of approximately $252 million). The purchase price to be offered in the Tender Offer for all of our outstanding LYONs will be $675 per $1,000 principal amount at maturity of LYONs. The total cost to us of retiring our LYONs on the terms to be proposed in our Tender Offer will be approximately $253 million, which will be funded from the net proceeds of this offering together with cash on hand.

If we do not apply all of the net proceeds of this offering to purchase LYONs as a result of insufficient interest in the Tender Offer by holders of LYONs, our determination not to complete the Tender Offer because a condition to the Tender Offer has not been satisfied or otherwise, our Credit Facility will require us to designate any net proceeds that we do not use to repurchase LYONs as restricted cash. That restricted cash would not be available for general corporate purposes but would be available for the future repurchase of LYONs if we are in compliance with the terms of our Credit Facility at the time of repurchase. We cannot assure you that holders of LYONs will tender any LYONs in the Tender Offer.

Pending application of the proceeds, we may initially invest the proceeds in short-term marketable securities.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is traded on the New York Stock Exchange under the symbol “SGR.” The following table sets forth the reported high and low sales prices for our common stock as quoted by the New York Stock Exchange.

	Price Range
	High	Low
Fiscal Year Ending August 31, 2004
First Quarter (through October 23, 2003)	$11.87	$8.75
Fiscal Year Ending August 31, 2003
Fourth Quarter	$12.62	$6.97
Third Quarter	12.46	8.58
Second Quarter	18.65	9.59
First Quarter	18.06	10.60
Fiscal Year Ended August 31, 2002
Fourth Quarter	$33.65	$13.76
Third Quarter	36.09	23.41
Second Quarter	29.85	17.25
First Quarter	35.74	23.79
Fiscal Year Ended August 31, 2001
Fourth Quarter	$60.00	$23.00
Third Quarter	63.17	40.70
Second Quarter	55.39	31.00
First Quarter	46.50	27.75

The last reported sale price for our common stock on the New York Stock Exchange on October 23, 2003 was $10.10 per share.

DIVIDEND POLICY

We have not paid any dividends on the common stock to date and currently anticipate that any earnings will be retained for the development of our business. Accordingly, no dividends are expected to be declared or paid on the common stock for the foreseeable future. The declaration of dividends is at the discretion of our board of directors. Our dividend policy will be reviewed by our board of directors as may be appropriate in light of relevant factors at the time. We are, however, subject to limitations on the payment of dividends under the terms of our Credit Facility and the indenture relating to our Senior Notes.

CAPITALIZATION

The following table sets forth our cash, marketable securities and capitalization at August 31, 2003 on (i) an actual basis and (ii) an as adjusted basis to give effect to the issuance of the common stock in this offering (at a public offering price of $10.00 per share) and the anticipated use of the proceeds from this offering, together with cash on hand, to retire all of our outstanding LYONs. As described elsewhere in this prospectus supplement, there can be no assurance that holders of LYONs will tender any LYONs in the Tender Offer. See “Use of Proceeds.”

You should read the following information in conjunction with the other information contained under the captions “Selected Historical Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements incorporated by reference in this prospectus supplement.

	At August 31, 2003
		As Adjusted
	Actual	Offering of Common Stock and Tender Offer
	(In thousands)
Cash and cash equivalents	$179,852	$116,174

Escrowed cash(1)	$58,035	$58,035

Marketable securities, held to maturity	$5,096	$5,096

Short-term borrowings and current maturities of long-term debt:
Short-term borrowings (revolving lines of credit)(2)	$1,274	$1,274
Current maturities of long-term debt(3)	260,136	8,647

Total short-term borrowings and current maturities of long-term debt	261,410	9,921

Long-term debt, excluding current portion(3):
Revolving credit facility(2)	—	—
Other long-term debt	251,745	251,745

Total long-term debt, excluding current portion	251,745	251,745

Total debt	513,155	261,666

Shareholders’ equity:
Preferred stock, no par value; 20,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, no par value; 200,000,000 shares authorized; 37,790,216 shares, actual, issued and outstanding, and 57,790,216 shares, as adjusted(4)	496,148	685,448
Retained earnings	286,811	285,593
Accumulated other comprehensive income (loss)	(20,540)	(20,540)
Unearned stock-based compensation	(216)	(216)
Treasury stock, 5,331,655 shares	(99,913)	(99,913)

Total shareholders’ equity	662,290	850,372

Total capitalization	$1,175,445	$1,112,038

(1)	Represents cash in escrow which secures a performance bond on an international project.
(2)	At August 31, 2003, we had approximately $164.3 million in letters of credit outstanding and no revolving credit loans outstanding under our credit facilities at August 31, 2003.
(3)	Includes obligations under capital leases and $251.5 million of accreted value of LYONs as of August 31, 2003. The as adjusted amount reflects the potential repurchase of LYONs at the accreted value at such date.
(4)	Does not include 1,705,584 shares reserved for issuance under our stock option plans. As of August 31, 2003, options to purchase 4,668,839 shares at a weighted average exercise price of $17.30 had been issued. Also does not include 5,331,655 shares of treasury stock.

We have amended our Credit Facility to increase the available credit to $300.0 million and to amend certain covenants contained therein. The effectiveness of these amendments is conditional upon the completion of this $200.0 million offering. We have received commitments for $50 million with respect to such increase in available credit from an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated and from Bank of Montreal, an affiliate of Harris Nesbitt Gerard, Inc. The Credit Facility is guaranteed by each of our present and future material domestic subsidiaries and is secured by substantially all of our assets other than real estate, plants, parts and equipment.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following table sets forth selected financial data about us. The selected historical financial data as of and for each of the five years ended August 31, 2003 is derived from our audited consolidated financial statements, which are incorporated by reference in this prospectus supplement. Ernst & Young LLP audited our consolidated financial statements for the fiscal years ended August 31, 2003 and 2002. Arthur Andersen LLP audited our consolidated financial statements for each of the three fiscal years ended August 31, 2001, 2000 and 1999.

You should read all of the information presented below with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, which are incorporated by reference in this prospectus supplement.

	Year Ended August 31,
	2003	2002	2001	2000	1999
	(In thousands, except per share amounts)(1)
Statement of Operations Data:
Revenues	$3,306,762	$3,170,696	$1,538,932	$762,655	$494,014
Cost of revenues	3,033,240	2,843,070	1,292,316	635,579	400,186

Gross profit	273,522	327,626	246,616	127,076	93,828
General and administrative expenses	200,874	161,248	139,660	74,297	60,082

Operating income	72,648	166,378	106,956	52,779	33,746
Interest expense	(32,043)	(23,028)	(15,680)	(8,003)	(8,649)
Interest income	5,406	11,518	8,746	682	465
Other income (expense), net(2)	(10,421)	(3,856)	(343)	(463)	513

Income before income taxes	35,590	151,012	99,679	44,995	26,075
Provision for income taxes	11,745	54,348	38,366	16,359	8,635

Income from operations before earnings (losses) from unconsolidated entities	23,845	96,664	61,313	28,636	17,440
Earnings (losses) from unconsolidated entities, net(3)	(2,979)	1,703	(316)	1,194	681

Income before cumulative effect of accounting change	20,866	98,367	60,997	29,830	18,121
Cumulative effect of accounting change, net of taxes	—	—	—	(320)	—

Net income	$20,866	$98,367	$60,997	$29,510	$18,121

Net income per common share:
Basic(4):	$0.55	$2.41	$1.52	$1.00	$0.76

Diluted(4):	$0.54	$2.26	$1.46	$0.96	$0.73

Other Financial Data:
Depreciation and amortization	$44,805	$28,598	$39,740	$16,808	$13,271
Capital expenditures(5)	26,221	73,946	38,121	20,619	17,967
Backlog(6)	4,751,000	5,605,000	4,497,000	1,914,000	818,000
EBITDA(7)	112,438	202,638	155,099	69,806	47,995

Cash Flow Data:
Net cash provided by (used in) operating activities	$(202,002)	$315,066	$11,405	$(69,876)	$28,241
Net cash provided by (used in) investing activities	2,389	(198,286)	54,281	(15,807)	(31,489)
Net cash provided by (used in) financing activities	(61,255)	(61,974)	356,660	101,164	6,632

Balance Sheet Data (at end of period):
Total cash(8)	$242,983	$553,216	$488,934	$21,768	$6,901
Working capital(9)	85,446	385,010	521,044	102,786	113,975
Total assets	1,986,115	2,301,146	1,701,854	1,335,083	407,062
Total debt(10)	513,155	528,501	521,454	285,216	139,459
Shareholders’ equity	662,290	692,257	598,393	377,275	174,239

(1)	Includes (i) the acquisition of Badger Technologies, Envirogen, Inc., and LFG&E International, Inc. in fiscal 2003; (ii) the acquisition of certain assets of the IT Group and PsyCor Inc. in fiscal 2002; (iii) the acquisition of Scott, Sevin & Schaffer, Inc. and Technicomp, Inc. in fiscal 2001; and (iv) the acquisition of certain assets of Stone & Webster and PPM Contractors, Inc. in fiscal year 2000 (see Note 4 of the notes to our consolidated financial statements, which are incorporated by reference into this prospectus supplement).

(2)	During fiscal 2003, we adopted FAS 145, Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. As a result, we reclassified $215,000 in fiscal 2001 and $553,000 in fiscal 2000 related to the extinguishment of debt and previously classified as an extraordinary item to other income (expense).
(3)	We own a 49% interest in Shaw-Nass Middle East, W.L.L., our Bahrain joint venture, and a 50% interest in EntergyShaw L.L.C., our joint venture with Entergy Corporation. We account for both of these investments on the equity basis.
(4)	On November 13, 2000, the Company announced that its Board of Directors had authorized a two-for-one stock split of its common stock payable on December 15, 2000, to shareholders of record on December 1, 2000. Additionally, earnings per share for fiscal 2000 and 1999 have been restated to reflect the effect of the December 2000 two-for-one stock split of the Company’s common stock.
(5)	Capital expenditures represent cash payments for the purchase of property and equipment.
(6)	Backlog is not a measure defined in GAAP, and our backlog may not be comparable to the backlog of other companies. For a description of the determination of our backlog, see the footnotes to “Summary — Summary Financial Information.”
(7)	EBITDA is net income before interest expense, income taxes, depreciation and amortization. In calculating EBITDA, we exclude earnings or losses from unconsolidated entities, extraordinary items and cumulative effects of accounting changes. We believe that EBITDA provides useful information for evaluation of our ability to meet our future debt service, capital expenditure and working capital requirements. EBITDA is not a measure of operating performance computed in accordance with GAAP and should not be considered as a substitute for operating income, net income, cash flows from operations, or other statement of operations or cash flow data prepared in conformity with GAAP, or as measures of profitability or liquidity. In addition, the way we calculate EBITDA may not be comparable to the EBITDA calculations of other companies. EBITDA may not be indicative of historical operating results, and we do not mean for either to be predictive of future results of operations or cash flows. You should see also the historical financial statements incorporated by reference in this prospectus supplement.

The calculations for EBITDA are set forth below:

	Year Ended August 31,
	2003	2002	2001	2000	1999
	(In thousands)
Net Income	$20,866	$98,367	$60,997	$29,510	$18,121
(Earnings) losses from unconsolidated entities	2,979	(1,703)	316	(1,194)	(681)
Cumulative effect of change in accounting principles, net of tax	—	—	—	320	—
Interest expense	32,043	23,028	15,680	8,003	8,649
Income taxes	11,745	54,348	38,366	16,359	8,635
Depreciation and amortization	44,805	28,598	39,740	16,808	13,271

EBITDA	$112,438	$202,638	$155,099	$69,806	$47,995

(8)	Includes cash, cash equivalents and marketable securities. At August 31, 2003 and August 31, 2002, cash also includes $58.0 million and $96.5 million, respectively, of escrowed cash that secures a performance bond on an international project.
(9)	Working capital represents current assets less current liabilities.
(10)	Total debt includes short-term revolving lines of credit and obligations under capital leases.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements, including the notes thereto, which are incorporated by reference into this prospectus supplement. The following analysis contains forward-looking statements about our future revenues, operating results and expectations. See “Cautionary Statement Regarding Forward-Looking Statements and Associated Risks” for a discussion of the risks, assumptions and uncertainties affecting these statements as well as “Risk Factors.”

Historically, we have used acquisitions to pursue market opportunities and to augment or increase existing capabilities and plan to continue to do so. However, all comments concerning our expectations for future revenue and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions.

General

Effective February 28, 2003, we reorganized our operations, resulting in a change in our operating segments. Prior to February 28, 2003, we reported in three segments: Environmental & Infrastructure, Integrated EPC Services and Manufacturing and Distribution. Effective February 28, 2003, we segregated our business activities into three operating segments: Engineering, Construction & Maintenance (ECM) segment, Environmental and Infrastructure (E&I) segment, and Fabrication, Manufacturing and Distribution segment. The primary change from our previously reported segments is that pipe fabrication and related operations were moved from the segment previously reported as the Integrated EPC Services segment to the segment previously reported as the Manufacturing and Distribution segment, resulting in the new ECM segment and the new Fabrication, Manufacturing and Distribution segment, respectively.

Engineering, Construction & Maintenance

The ECM segment provides a range of project-related services, including design, engineering, construction, procurement, maintenance, technology and consulting services, primarily to the power generation and process industries.

Environmental & Infrastructure

The E&I segment provides services which include the identification of contaminants in soil, air and water and the subsequent design and execution of remedial solutions. This segment also provides project and facilities management capabilities and other related services to non-environmental civil construction, watershed restoration and outsourcing privatization markets.

Fabrication, Manufacturing and Distribution

The Fabrication, Manufacturing and Distribution segment provides integrated piping systems and services for new construction, site expansion and retrofit projects for industrial plants. We also manufacture and distribute specialty stainless, alloy and carbon steel pipe fittings.

Critical Accounting Policies and Related Estimates That Have a Material Effect on our Consolidated Financial Statements

Set forth below is a discussion of the accounting policies and related estimates that we believe are the most critical to understanding our consolidated financial statements (which are incorporated by reference in this prospectus supplement), financial condition, and results of operations and which require complex management judgments and estimates, or involve uncertainties. Information regarding our other accounting policies is included in the notes to our financial statements.

Engineering, Procurement and Construction Contract and Environmental and Infrastructure Revenue Recognition and Profit and Loss Estimates

A substantial portion of our revenue from both the ECM and E&I segments is derived from engineering, procurement and construction contracts. The contracts may be performed as stand-alone engineering, procurement or construction contacts or as combined contracts (i.e. one contract that covers engineering, procurement and construction or a combination thereof). We use accounting principles set forth in American Institute of Certified Public Accountants, or AICPA, Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” and other applicable accounting standards to account for our long-term contracts. We recognize revenue for these contracts on the percentage-of-completion method, usually based on costs incurred to date, compared with total estimated contract costs. Revenues from reimbursable or cost-plus contracts are recognized on the basis of costs incurred during the period plus the fee earned. Profit incentives are included in revenues when their realization is reasonably assured.

Provisions for estimated losses on uncompleted contracts are made in the period in which the losses are identified. The cumulative effect of other changes to estimated contract profit and loss, including those arising from contract penalty provisions such as liquidated damages, final contract settlements, warranty claims and reviews performed by customers, are recognized in the period in which the revisions are identified. To the extent that these adjustments result in a reduction or elimination of previously reported profits, we would report such a change by recognizing a charge against current earnings, which might be significant depending on the size of the project or the adjustment. The costs attributable to change orders and claims being negotiated or disputed with customers or subject to litigation are included in total estimated revenue when it is probable they will result in additional contract revenue and the amount can be reasonably estimated. Profit from such change orders and claims is recorded in the period such negotiations are finalized or disputes resolved.

It is possible that there will be future and currently unknown significant adjustments to our estimated contract revenues, costs and gross margins for contracts currently in process, particularly in the later stages of the contracts. These adjustments are common in the construction industry and inherent in the nature of our contracts. These adjustments could, depending on the magnitude of the adjustments and/or the number of contracts being completed, materially, positively or negatively, affect our operating results in an annual or quarterly reporting period. These adjustments are, in our opinion, most likely to occur as a result of, or be affected by, the following factors in the application of the percentage-of-completion accounting method discussed above for our contracts.

A.	Revenues and gross margins from cost-reimbursable, long-term contracts can be significantly affected by contract incentives/penalties that may not be known or recorded until the later stages of the contracts. Substantially all of our revenues from cost reimbursable contracts are based on costs incurred plus the fee earned. Applying our revenue recognition practices to these types of contracts usually results in revenues being recognized ratably with a consistent gross margin during most of the contract term.

Our cost reimbursable contracts are sometimes structured as target price contracts. Target price contracts contain an incentive/penalty arrangement which results in our fee being adjusted, within certain limits, for cost underruns/overruns to an established target price, representing our estimated cost and fee for the project. Cost-plus contracts provide for reimbursement of all of our costs, but generally limit our fee to a fixed percentage of costs or to a certain specified amount. Usually, target price contracts are priced with higher fees than cost-plus contracts because of the uncertainties relating to an adjustable fee arrangement. Additionally, both the target cost and cost-plus contracts frequently have other incentive and penalty provisions for such matters as schedule, liquidated damages and testing or performance results.

Generally, the penalty provisions for our cost-reimbursable contracts are “capped” to limit our monetary exposure to a portion of the contract gross margin. Although we believe it is unlikely that we could incur losses or lose all of our gross margin on our cost-reimbursable contracts, it is possible for penalties to reduce or eliminate previously recorded profits. The incentive/penalty provisions are usually finalized as contract change orders either subsequent to negotiation with, or verification by, our customers.

    In most situations, the amount and impact of incentives/penalties are not, or cannot be, determined until the completion stages of the contract, at which time we will record the adjustment amounts on a cumulative, catch-up basis.

B.	The accuracy of gross margins from fixed-price contracts is dependent on the accuracy of cost estimates and other factors. We have a number of fixed-price contracts, most of which were entered into on a negotiated basis. We also have fixed-price contracts that were awarded based on competitive bids.

    The accuracy of the gross margins we report for fixed-price contracts is dependent upon the judgments we make with respect to our contract performance, our cost estimates, and our ability to recover additional contract costs through change orders, claims or backcharges to subcontractors and vendors. Many of these contracts also have incentive/penalty provisions. Increases in cost estimates, unless recoverable from claims, will result in a reduction in margin equivalent to the cost increase multiplied by the percent-complete of the project.

C.	Revenues and gross margin on contracts can be significantly affected by claims against customers, vendors and others that may not be negotiated until the later stages of a contract or subsequent to the date a contract is completed. Claims include amounts in excess of the agreed contract price (or amounts not included in the original contract price) that we seek to collect from our customers for delays, errors in specifications and designs, contract terminations, change orders in dispute or unapproved as to both scope and price, or other causes of unanticipated additional costs. These claims from customers are included in our revenue estimates as additional contract revenue to the extent that contract costs have been incurred when the recovery of such amounts is probable. Backcharges and claims from vendors, subcontractors and others are included in our cost estimates as a reduction in total estimated costs when recovery of the amounts are probable and the costs can be reasonably estimated.

    We refer to these claims from customers and backcharges and claims from vendors, subcontractors and others as “claims.” As a result, the recording of claims increases gross margin or reduces gross loss on the related projects in the period the claims are recorded.

    When calculating the amount of total gross margin or loss on a contract, we include claims from our customers as revenue and claims from vendors, subcontractors and others as reductions in cost of revenues when the collection is deemed probable and the amounts can be reasonably estimated. Including claims in this calculation increases the gross margin (or reduces the loss) that would otherwise be recorded without consideration of the claims. Claims are recorded to the extent of costs incurred and include no profit element. In substantially all cases, the claims included in determining contract gross margin are different from the actual claim that will be or has been presented.

    When recording the revenue and the associated receivable for claims, we accrue an amount equal to the costs incurred related to claims. Claims receivable are included in costs and estimated earnings in excess of billings on the balance sheet. Claims also include expected relief from liquidated damages, which are excluded from recorded costs.

    A summary of claims activity related to our major projects for the years ended August 31, 2003 and 2002 is presented in the table below (in thousands). The claims at August 31, 2003 summarized in the table relate to four contracts, most of which are complete or substantially complete. We are actively engaged in claims negotiation with these customers or have commenced legal proceedings. The largest claims relate to the Wolf Hollow, Covert and Harquahala contracts, which projects were approximately 99%, 92% and 99% complete, respectively, at August 31, 2003. The amounts include claims from customers, subcontractors, and vendors as well as relief from liquidated damages. The table excludes amounts related to one project for which we believe our exposure to liquidated damages is fully reserved at August 31, 2003 based on preliminary settlement discussions. Of the August 31, 2003 balance, $44.8 million is included in costs and estimated earnings in excess of billings and $77.7 million relates to relief of liquidated damages excluded from recorded costs.

	2003	2002
Beginning balance	$21,200	$14,200
Additions	101,300	7,000
Costs incurred	—	—
Approved claims	—	—
Write-offs	—	—

Ending balance	$122,500	$21,200

See Note 20 of the notes to our consolidated financial statements incorporated by reference in this prospectus supplement.

Other Revenue Recognition and Profit and Loss Estimates

The revenue recognition policies related to our fabrication contracts, consulting services, and pipe fittings and manufacturing operations are described in the accompanying notes to our consolidated financial statements (which are incorporated by reference in this prospectus supplement). Because of the nature of the contracts and related work, estimates and judgments usually do not play as important a role in the determination of revenue and profit and loss for these services as they do for the engineering, procurement and construction contracts.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts related to estimated losses that could result from the inability of certain of our customers to make required payments. We record, generally as a reduction to income, additions to the allowance for doubtful accounts based on management’s assessment of a specific customer’s inability to meet its financial obligations, and the balance of the allowance for doubtful accounts for the specific customer reduces the recognized receivable to the net amount we believe will be ultimately collected. If the financial condition of our customers were to deteriorate resulting in an impairment of their ability to make payments, further additions to the allowance for doubtful accounts, which would reduce our earnings, may be required. These increases to the allowance for doubtful accounts could be significant, depending upon i) the size of certain of our EPC contracts and ii) the potential for us to perform a substantial amount of unreimbursed work on significant projects prior to customers notifying us of their intent not to pay the amounts due (see Note 14 of the notes to our consolidated financial statements incorporated by reference in this prospectus supplement).

Income Taxes

Deferred income taxes are provided on a liability method whereby deferred tax assets/liabilities are established for the difference between the financial reporting and income tax basis of assets and liabilities, as well as operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. We also consider the reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment of such changes. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. As of August 31, 2003, we had gross deferred tax assets of $99.3 million including $49.4 million related to net operating losses and tax credit carryforwards. As of August 31, 2003, we had a deferred tax asset valuation allowance of $3.4 million.

Acquisitions—Fair Value Accounting and Goodwill Impairment

Goodwill represents the excess of the cost of acquired businesses over the fair market value of their identifiable net assets. Our goodwill balance as of August 31, 2003 was approximately $511.4 million, most of which related to the Stone & Webster and IT Group acquisitions (see Note 4 and Note 8 of the notes to our consolidated financial statements incorporated by reference in this prospectus supplement).

In the first quarter of fiscal 2002, we adopted the Financial Accounting Standards Board’s Statement of Financial Accounting Standard, or SFAS, No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 deals with, among other matters, the accounting for goodwill. SFAS No. 142 requires that goodwill no longer be amortized, but that impairment of goodwill assets must be reviewed on a regular basis based on a fair value concept. SFAS No. 142 prohibits amortization of goodwill, thereby removing certain differences between book and tax expense, which has resulted in a reduction of our effective tax rate. If SFAS No. 142 had been in effect during fiscal 2001, we estimate that our diluted earnings per share would have been increased by approximately $0.32 per share for the year ended August 31, 2001. This increase in diluted earnings per share would have resulted from the cessation of goodwill amortization and a lower effective tax rate (see Note 8 of the notes to our consolidated financial statements incorporated by reference in this prospectus supplement).

We have completed our annual impairment test as of March 1, 2003 in accordance with SFAS No. 142 and have determined that our goodwill is not impaired. However, our businesses are cyclical and subject to competitive pressures. Therefore, it is possible that the goodwill values of our businesses could be adversely impacted in the future by these or other factors and that a significant impairment adjustment, which would reduce earnings and affect various debt covenants, could be required in such circumstances. Our next required annual impairment test will be conducted as of March 1, 2004.

Additionally, our estimates of the fair values of the tangible and intangible assets and liabilities we acquire in acquisitions are determined by reference to various internal and external data and judgments, including the use of third party experts. These estimates can and do differ from the basis or value (generally representing the acquired entity’s actual or amortized cost) previously recorded by the acquired entity for its assets and liabilities. Accordingly, our post-acquisition financial statements are materially impacted by and dependent on the accuracy of management’s fair value estimates and adjustments. Our experience has been that the most significant of these estimates are the values assigned to construction contracts, production backlog, customer relationships, licenses and technology. These estimates can also have a positive or negative material effect on future reported operating results. Further, our future operating results may also be positively or negatively materially impacted if the final values for the assets acquired or liabilities assumed in our acquisitions are materially different from the fair value estimates which we recorded for the acquisition.

Earnings Per Share and Potential Equity Effect of LYONs

Effective May 1, 2001, we issued and sold $790 million of 20-year, zero-coupon LYONs. The LYONs were issued at an original discount price of $639.23 per $1,000 maturity value and have a yield to maturity of 2.25%. We realized net proceeds after expenses from the issuance of the LYONs of approximately $490 million. The LYONs are our senior unsecured obligation and are convertible into our common stock at a fixed ratio of 8.2988 shares per $1,000 maturity value (subject to anti-dilution adjustments) resulting in an effective conversion price at the date of issuance of $77.03 per share of common stock issuable upon conversion of the LYONs (see Note 9 of the notes to our consolidated financial statements incorporated by reference in this prospectus supplement).

In addition to the conversion feature described above, the holders of the LYONs have the right to require us to repurchase the LYONs on each of May 1, 2004, May 1, 2006, May 1, 2011, and May 1, 2016 at the then accreted value (the original issue price of the LYONs increased by 2.25% per year). We currently anticipate funding all of the LYONs repurchase obligations in cash. We believe we have sufficient options in the marketplace to obtain such cash from the proceeds of the issuance of common stock and borrowings of debt. In addition, we may elect to repurchase all or a portion of the LYONs with cash from the same sources prior to May 1, 2004. We also have the right to fund such repurchases with shares of our common stock valued at the current market value at the time of the repurchases, or cash, or a combination of common stock valued at the current market value at the time of the repurchases, and cash. Although we do not intend to do so, if some or all of the LYONs were redeemed in common stock, the incremental dilutive shares would be (in proportion to the portion converted) significantly greater than the dilution based upon the conversion terms reflected above.

On March 31, 2003, pursuant to a tender offer which commenced on February 26, 2003, we completed the purchase of LYONs with an amortized value of approximately $256.7 million and an aggregate principal value of approximately $384.6 million for a cost of approximately $248.1 million. During the fourth quarter of fiscal 2003, we repurchased additional LYONs with an amortized value of approximately $21.5 million and an aggregate principal value of $32.0 million for a cost of approximately $20.6 million.

We have, in accordance with SFAS No. 128, “Earnings per Share,” computed our diluted earnings per share using the “if converted method” assumption that the LYONs would be converted at the contract rate of 8.2988 shares per $1,000 maturity value (or an approximate equivalent conversion price of $81.16 at August 31, 2003). Under this method, for the year ended August 31, 2002, we have reported diluted earnings per share to reflect approximately 6,556,000 additional shares on the basis that the LYONs would be converted into common stock at a rate of 8.2988 shares per $1,000 maturity value. For the years ended, August 31, 2003 and 2001, the effect of the LYONs convertible debt of 5,154,000 and 2,209,000 incremental shares has been excluded from the calculation of diluted income per share because it was antidilutive. We have presented the LYONs as short-term debt as opposed to equity on our balance sheet with the entire balance classified as current as of August 31, 2003.

We currently anticipate funding all of the LYONs repurchase obligations in cash and commenced our Tender Offer for all outstanding LYONs on October 20, 2003, which is being funded by a combination of proceeds from this offering and cash on hand. See “Use of Proceeds.” We believe we have a number of options in the marketplace that will enable us to retire our LYONs. Therefore, pursuant to SFAS No. 128, our financial statements do not reflect the effect on diluted earnings per share that could result from the issuance of additional shares of our common stock resulting from the submission by the holders of the LYONs for repurchase on the specified anniversary dates. It is possible that in adverse circumstances, such as the failure to complete our Tender Offer, a combination of a large number of repurchase requests, low stock price and/or liquidity or financing restraints, we could be required to issue a significant number of shares to satisfy our repurchase obligations and the number of shares actually issued could exceed the number of shares presently being used to compute diluted earnings per share (see Note 16 of the notes to our consolidated financial statements incorporated by reference in this prospectus supplement). The issuance of a large number of shares could significantly dilute the value of our common stock and materially affect our earnings per share calculations.

Litigation, Commitments and Contingencies

We are subject to various claims, lawsuits, environmental matters and administrative proceedings that arise in the ordinary course of business. Estimating liabilities and costs associated with these matters requires judgment and assessment based on professional knowledge and experience of our management and legal counsel. In accordance with SFAS No. 5, “Accounting for Contingencies,” amounts are recorded as charges to earnings when we determine that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The ultimate resolution of any such exposure may vary from earlier estimates as further facts and circumstances become known.

Retirement Benefits

Assumptions used in determining projected benefit obligations and the fair value of plan assets for our pension plans are regularly evaluated by management in consultation with outside actuaries who are relied upon as experts. In the event that we determine that changes are warranted in the assumptions used, such as the discount rate, expected long-term rate of return on investments, or future salary costs, our future pension benefit expenses could increase or decrease. As of August 31, 2003, we had a minimum pension liability recorded of $20.9 million. This liability will likely require us to increase our future cash contributions to the plans.

Results of Operations

The following table presents summary income and expense items as a percentage of revenues:

	Year Ended August 31,
	2003	2002	2001
Revenues	100.0%	100.0%	100.0%
Cost of revenues	91.7	89.7	84.0

Gross profit	8.3	10.3	16.0
General and administrative expenses	6.1	5.1	8.0
Goodwill amortization	—	—	1.1

Operating income	2.2	5.2	6.9
Interest expense	(1.0)	(0.7)	(1.0)
Interest income	0.2	0.4	0.6
Other expense, net	(0.3)	(0.1)	—

Income before income taxes and earnings (losses) from unconsolidated entities	1.1	4.8	6.5
Provision for income taxes	0.4	1.7	2.5

Income before earnings (losses) from unconsolidated entities	0.7	3.1	4.0
Earnings (losses) from unconsolidated entities	(0.1)	—	—

Net income	0.6%	3.1%	4.0%

Fiscal 2003 Compared to Fiscal 2002

General

Our revenues by industry sector were as follows:

	Year Ended August 31,
	2003		2002
	(in millions)%		(in millions)%
Industry Sector
Environmental and Infrastructure	$1,203.8	36%	$489.8	15%
Power Generation	1,550.0	47	2,237.5	71
Process Industries	440.5	13	258.6	8
Other Industries	112.5	4	184.8	6

	$3,306.86	100%	$3,170.7	100%

The increase in total revenue from 2002 to 2003 was primarily attributable to an increase in revenue from our E&I segment, partially reduced by the extended weakness in the domestic power market, which has had a pervasive negative impact on our ECM and Fabrication, Manufacturing and Distribution revenues. Revenue from the power generation sector was approximately $687.5 million less in fiscal 2003 than in fiscal 2002, as revenue from several large gas-fired power generation projects, which commenced in fiscal 2001 and early fiscal 2002, declined upon completion of those projects. The decrease in power industry revenue was offset by a $714.0 million increase in environmental and infrastructure revenue from fiscal 2002 to fiscal 2003, due primarily to the acquisition of the IT Group in May 2002 (see Note 4 of the notes to our consolidated financial statements incorporated by reference in this prospectus supplement), and a $181.9 million increase in process revenue, due primarily to a 600,000 tons-per-year ethylene plant project in China.

The following tables present our revenues by geographic region:

	Year Ended August 31,
	2003		2002
	(in millions)%		(in millions)%
Geographic Region
United States	$2,812.2	85%	$2,756.3	87%
Asia/Pacific Rim	221.6	7	148.3	5
Canada	127.7	4	108.2	4
Europe	102.1	3	103.7	3
South America and Mexico	15.2	0.5	27.8	1
Middle East	12.0	0.5	10.8	—
Other	16.0	—	15.6	—

	$3,306.8	100%	$3,170.7	100%

Revenues for projects in the United States increased $55.9 million for the year ended August 31, 2003 due primarily to growth in environmental and infrastructure revenues, partially offset by the previously mentioned decline in power generation revenues.

Revenues from international projects increased to $494.6 million for the year ended August 31, 2003 from $414.4 million for the year ended August 31, 2002. The revenue increase in the Asia Pacific Rim region was primarily the result of the work performed on the ethylene plant in China. The increase in revenue in Canada was due primarily to an environmental consulting unit acquired through the IT Group acquisition.

Backlog by industry sector is as follows:

	At August 31,
	2003		2002
	(in millions)%		(in millions)%
Industry Sector
Environmental and Infrastructure	$2,783.9	59%	$2,313.7	41%
Power Generation	1,399.7	29	2,690.2	48
Process Industries	529.1	11	497.8	9
Other Industries	38.6	1	103.0	2

	$4,751.3	100%	$5,604.7	100%

The decrease in backlog of $853.4 million since August 31, 2002 is attributable to reduction in demand for gas-fired power generation services, which resulted in a decrease in new orders for our services. Since August 31, 2002, the decline in power generation awards has been partially offset by increases in awards for environmental and infrastructure services, services to the process industry, and nuclear maintenance services. Approximately 91% of the backlog relates to domestic projects and approximately 36% of the backlog relates to work currently anticipated to be completed during the 12 months following August 31, 2003. Power generation backlog at August 31, 2003 does not include our $565 million fixed-price EPC contract (signed and announced in September 2003) to build a combined cycle power plant in Queens, New York. We expect to include this project in our backlog if and when financing for this project is completed.

Backlog is largely a reflection of the broader economic trends being experienced by our customers and is important in anticipating operational needs. Backlog is not a measure defined in generally accepted accounting principles, and our methodology in determining backlog may not be comparable to the methodology used by other companies in determining their backlog. We cannot provide any assurance that revenues projected in our backlog will be realized, or if realized, will result in profits.

The following presents a comparison of our operating results (and certain other information) for the year ended August 31, 2003 as compared with the year ended August 31, 2002 for our three business segments. We have conformed our prior year segment financial information to be consistent with our current year presentation of our reorganized segments.

ECM Segment

	Year Ended August 31,
	2003	2002
	(in millions except percentages)	(in millions except percentages)
Revenues	$1,840.3	$2,276.4
Gross Profit	$95.5	$170.4
Gross Profit %	5.2%	7.5%

The following tables present ECM revenues from customers in the following industry sectors:

	Year Ended August 31,
	2003		2002
	(in millions)%		(in millions)%
Industry Sector
Power Generation	$1,446.8	79%	$1,996.5	88%
Process Industries	322.7	17	186.8	8
Other Industries	70.8	4	93.1	4

	$1,840.3	100%	$2,276.4	100%

The decrease in total segment revenue from fiscal 2002 to fiscal 2003 was due to the downturn in the domestic power market, specifically the decline in gas-fired power generation projects and power engineering and consulting activity which reduced new orders for our ECM services, partially offset by an increase in revenue from process projects and nuclear maintenance and restart projects. Process industry revenues increased primarily due to work on the ethylene plant project in China that is scheduled to continue into fiscal 2005. Due to the decline in the market for the construction of new gas-fired power plants, we anticipate that the ECM segment’s revenues will decline in early fiscal 2004 as compared with fiscal 2003 as remaining in-process EPC projects booked in 2001 and early 2002 are completed.

Gross profit for the ECM segment for fiscal 2003 decreased from fiscal 2002, due primarily to the reduction of estimated margins on certain contracts for the construction of new gas-fired power plants, offset by increases in margin on nuclear maintenance and restart projects and the ethylene plant project in China. The ethylene plant in China contributed significantly more to gross margin in the fourth quarter of 2003 than in each of the first three quarters due to a reduction in the estimated cost at completion. The impact of the reduction in the estimated cost positively impacted gross profit in the fourth quarter of 2003 by $6.1 million. Gross margin for the third and fourth quarters of 2003 also was positively impacted by increasing activity on the TVA nuclear restart project and recognition of components of project incentives earned based on our performance to-date on this project. Further, in the fourth quarter of 2003, we recorded $5.0 million in revenue that we earned as a fee for providing a letter of credit to an independent power producer (IPP) to secure the IPP’s power purchase agreement.

As EPC projects that began in fiscal 2001 and early fiscal 2002 are completed and their project costs finalized, the ECM segment’s margins have been, and we expect will continue to be positively or negatively impacted by contract completion negotiations with customers and vendors on such projects. We recognized $33.6 million in margin in 2003 as a result of the favorable resolution of various contingencies, contract claims and backcharges related to projects that were substantially complete at August 31, 2002. During fiscal 2003, we also recognized $4.3 million in margin as a result of the favorable resolution of estimated project obligations which were recorded when we acquired Stone & Webster in fiscal 2000.

Gross profit percentage was negatively impacted by the Covert and Harquahala projects (the NEG projects), on which we recorded revenues of $433.4 million during 2003 and a $42.8 million charge ($33.1 million of which resulted from reversal of gross profit recorded prior to fiscal 2003) related to the NEG projects that negatively impacted the ECM segment’s gross profit by 4.6% for fiscal 2003. This charge was a result of increased estimated costs to complete these projects combined with an agreement with the owners of these projects and their lenders that increased the contract prices by a total of $65.0 million and converted the contracts from target price to fixed-price (see Note 12 of the notes to our consolidated financial statements incorporated by reference in this prospectus supplement for a discussion of the contingencies related to certain cancelled and active ECM projects, including additional discussion of the Covert and Harquahala projects). Of the $42.8 million loss recorded during 2003 on the NEG projects, $4.9 million was recorded in the fourth quarter reflecting a $19.2 million increase in estimated cost at completion of the projects, offset by an increase in expected recovery of claims from NEG and backcharges and liquidated damages expected from vendors and subcontractors totaling $14.3 million.

Gross profit percentage was negatively impacted by the AES Wolf Hollow project, on which we recorded revenues of $43.1 million during 2003 with a reversal of previously recorded profit of $2.3 million. On this project, we recorded claims receivable from our customer, AES, of $25.4 million and claims, backcharges and other cost recovery receivables from subcontractors, vendors and others of $7.2 million (see Note 20 of the notes to our consolidated financial statements incorporated by reference in this prospectus supplement for additional discussion of the Wolf Hollow project) in 2003.

We believe we have a strong basis for claims and backcharges in excess of the recorded amounts discussed above and elsewhere in this prospectus supplement; however, recovery of the claims and other amounts is dependent upon negotiations with the applicable parties and the results of litigation. We cannot assure you as to the timing or outcome of these negotiations or results of litigation. If we collect amounts different than the amounts recorded or if we are held responsible for liquidated damages different than the amounts recorded, we will recognize the difference as income or loss.

We reversed previously recorded profit of $4.3 million in the fourth quarter of 2003 resulting from the settlement with our customer of disputed change orders and other items on our target price EPC contract to build a combined-cycle cogeneration facility near Philadelphia, Pennsylvania. The settlement agreement eliminates our exposure to schedule risk and related liquidated damages, maintains our guaranteed minimum fee and provides for incentives that allow us to earn profit in excess of the minimum fee.

In October 2003, we entered into a settlement agreement with a customer for which we executed three separate projects prior to fiscal 2003. Under the settlement agreement, we will receive $9.6 million representing the return of amounts our customer had drawn on our letter of credit and payment for costs incurred which were previously in dispute. We will record no gain or loss on the settlement because the proceeds were equal to the net assets recorded.

Gross profit for the year ended August 31, 2003 was increased (cost of revenues decreased) by approximately $7.9 million in fiscal 2003 and $32.0 million in fiscal 2002 for the amortization of contract liability adjustments related to contracts acquired in the Stone &Webster acquisition in 2000 (see Note 8 of the notes to our consolidated financial statements incorporated by reference in this prospecus supplement).

For the year ended August 31, 2003, less ECM segment revenues were derived from large equipment purchases. Such revenues were approximately $159.0 million for the year ended August 31, 2003, compared to approximately $540.0 million for the year ended August 31, 2002.

Segment backlog at August 31, 2003 was approximately $1.9 billion, compared with approximately $3.0 billion at August 31, 2002, and was comprised of the following:

	Year Ended August 31,
	2003		2002
	(in millions)%		(in millions)%
Industry Sector
Power Generation
Nuclear Power	$1,113.7	60%	$1,189.1	40%
Fossil Fuel EPC	198.6	11	998.9	33
Other	39.9	2	334.7	11

Total Power Generation	1,352.2	73	2,522.7	84
Process Industries	504.3	27	430.7	14
Other Industries	11.8	—	63.6	2

Total ECM	$1,868.3	100%	$3,017.0	100%

The ECM segment’s backlog has declined from August 31, 2002 because the amount of work performed on power generation contracts was not fully replaced with new orders due to the downturn in demand for power generation services. Our fossil fuel EPC backlog does not include our $565.0 million fixed-price EPC contract (signed and announced in September 2003) to build a combined cycle power plant in Queens, New York. We expect to include this project in our backlog, if and when financing for this project is completed.

We anticipate that in the future the ECM segment will continue to derive a significant portion of its revenues from the power industry (including generation from fossil fuel sources and nuclear sources) and will increase its revenues from other sectors of the domestic power industry through contracts to re-power, refurbish or maintain existing power plants and to provide and install emission control equipment. Although management anticipates that revenues from the power industry in fiscal 2004 will be less than in prior years, we expect to continue to design and construct new power plants. However, due to expected decreases in revenues from the power industry, we expect total revenue from the ECM segment to be lower in 2004 than in 2003. Further, we would expect gross profit percentages from ECM to decline during the first quarter of 2004 and return to approximately the levels reported in fiscal 2002 over the balance of the year.

E&I Segment

	Year Ended August 31,
	2003	2002
	(in millions except percentages)	(in millions except percentages)
Revenues	$1,203.8	$489.8
Gross Profit	$133.4	$69.3
Gross Profit %	11.1%	14.1%

The increase in revenues is primarily attributable to our acquisition of the IT Group assets and operations in May 2002, as twelve months of revenues are included in fiscal 2003 as compared to four months in fiscal 2002. (see Note 4 of the notes to our consolidated financial statements incorporated by reference in this prospectus supplement).

The increase in gross profit was primarily attributable to our acquisition of the IT Group assets and operations in May 2002. Gross profit was increased (cost of revenues decreased) by approximately $19.3 million in fiscal 2003 and $2.8 million in fiscal 2002 for the amortization of asset/liability adjustments to the fair value of contracts acquired in the IT Group acquisition. In addition, gross profit was increased (cost of revenues decreased) by approximately $12.2 million in fiscal 2003 and $2.8 million in fiscal 2002 for the usage of accrued loss reserves related to contracts acquired in the IT Group acquisition (see Note 4 and Note 12 of the notes to our consolidated financial statements incorporated by reference in this prospectus supplement).

The reduction in the gross profit percentage in fiscal 2003 compared to fiscal 2002 was attributable to lower margin contracts associated with the businesses acquired in the IT Group transaction. The difference in the gross profit percentages between our pre-IT Group environmental and infrastructure operations (primarily infrastructure and hazardous material clean up and disposal) and those acquired in the IT Group acquisition (environmental clean-up, landfills and facilities management) is primarily attributable to differences in customers, competition and mix of services.

Backlog for the E&I segment increased to approximately $2.8 billion as of August 31, 2003 from approximately $2.3 billion as of August 31, 2002. We believe the E&I segment revenues will increase over the next several years as a result of a combination of factors, including market opportunities in various environmental clean-up, homeland security and infrastructure markets and our belief that we will be able to re-gain market share which the IT Group lost while it was experiencing financial difficulties, including the period in which it was in bankruptcy during the first four months of calendar 2002. We anticipate that segment revenue for fiscal 2004 will be slightly higher than fiscal 2003 and we expect gross profit percentages in 2004 to be consistent with 2003.

Fabrication, Manufacturing and Distribution Segment

	Year Ended August 31,
	2003	2002
	(in millions except percentages)	(in millions except percentages)
Revenues	$262.7	$404.5
Gross Profit	$44.7	$87.9
Gross Profit %	17.0%	21.7%

The decreases in revenues and gross profit percentages in fiscal 2003 versus fiscal 2002 were attributable to reduced domestic demand, primarily from power generation customers, without offsetting increases in other industry sectors. The reduced demand for the segment’s products has had a negative impact on pricing and gross profit. Backlog for this segment has decreased from $274.0 million at August 31, 2002 to $99.1 million at August 31, 2003. This decrease includes a $75.5 reduction of backlog from one customer in the power industry.

As a result of the current market situation, we have decided to significantly reduce or cease production at certain smaller facilities, consolidate certain operations, and implement certain other cost savings programs for this segment. Further, we have suspended operations at our facility in Venezuela due to the political situation in that country. We expect domestic demand to continue at reduced levels for fiscal 2004, though we are experiencing an increase in inquires in foreign markets for this segment. Demand is strong in the markets serviced by the segment’s unconsolidated joint ventures in Bahrain and China. The facility for the China joint venture is under construction and is expected to become operational in late calendar 2003 or early 2004. Given this market outlook, we expect revenues and gross profit levels to remain flat for the fabrication, manufacturing and distribution segment over the next few quarters.

Unconsolidated Subsidiaries

During fiscal 2003, we recognized a loss of $3.0 million (net of taxes of $1.6 million) from operations of unconsolidated subsidiaries, including joint ventures, which are accounted for using the equity method. These losses were primarily attributable to three joint ventures including our Entergy/Shaw, Shaw-Nass and recently created China joint venture. The Entergy/Shaw joint venture has no active projects as of August 31, 2003. As of

August 31, 2003, we have a negative investment balance of $2.2 million and we expect to continue to fund the joint venture until it is dissolved in fiscal 2004 as all projects were completed as of August 31, 2003. The loss in the Shaw-Nass joint venture was due to weaker sales of fabricated pipe in the Middle East in fiscal 2003 as compared to 2002 while the loss in the China joint venture reflects costs incurred in the early stages of the joint venture until its facility is running at full capacity which is scheduled for early calendar year 2004. In fiscal 2002, we realized income of approximately $2.9 million (net of taxes of $1.6 million) from the Entergy/Shaw joint venture and losses of $0.7 million (net of taxes of $0.4 million) from Shaw-Nass net of taxes due to the operations of these unconsolidated subsidiaries and joint ventures.

General and Administrative Expenses, Interest Expense and Income, Other Income (Expense), Income Taxes, and Other Comprehensive Income

General and administrative expenses increased to approximately $200.9 million in fiscal 2003, compared with approximately $161.2 million in fiscal 2002. As a percentage of revenues, general and administrative expenses increased to 6.1% in fiscal 2003 compared to 5.1% in fiscal 2002. A substantial portion of the approximate $39.7 million increase in general and administrative costs are attributable to the operations of the E&I segment (comprised largely of the IT Group operations which we acquired during the third quarter of fiscal 2002). We also incurred increased depreciation and facilities costs in fiscal 2003 resulting from capital projects and the move into our new corporate facility in Baton Rouge, Louisiana completed in the latter part of fiscal 2002. General and administrative expenses are expected to trend slightly downward during 2004 as we continue to integrate our administrative functions. General and administrative costs for the fourth quarter and the fiscal year 2003 were reduced by $3.4 million resulting from the favorable resolution of estimated obligations recorded in the acquisition of Stone & Webster in fiscal 2000.

Interest expense was approximately $32.0 million in fiscal 2003, compared to approximately $23.0 million in fiscal 2002. The increase over prior year is primarily due to the issuance on March 17, 2003 of approximately $253 million principal amount of 7-year, 10 3/4% Senior Notes, partially offset by a reduction in interest expense related to the LYONs repurchase with an amortized value of approximately $256.7 million in March 2003 (see Note 9 of the notes to our consolidated financial statements incorporated by reference in this prospectus supplement). Our interest costs also include the amortization of loan fees associated with the Senior Notes, the LYONs and the Credit Facility, as well as unused line of credit and letter of credit fees, and therefore, our interest expense is higher than would be expected based on our borrowing levels and the stated interest rates. A significant portion of our interest expense (accretion of zero-coupon discount interest and amortization of loan fees) represents non-cash charges.

Interest income in fiscal 2003 decreased to approximately $5.4 million from $11.5 million in fiscal 2002 as a result of lower levels of invested funds due to use of working capital, cash paid for the repurchase of a portion of the LYONs, and the purchase of treasury stock.

For fiscal 2003, other income (expense) included a charge of approximately $12.4 million for the write-off of (i) investments in securities available for sale of Orion of approximately $6.6 million, (ii) accounts and claims receivable due from Orion of approximately $5.0 million, and (iii) other accounts receivable of approximately $0.8 million. Also included in other income (expense) for fiscal 2003 were gains of approximately $2.0 million and $0.8 million, net of expenses and the write-off of unamortized debt issuance costs, related to the March 2003 and August 2003, respectively, repurchases of portions of the LYONs (see Note 9 of the notes to our consolidated financial statements incorporated by reference in this prospectus supplement).

Our effective tax rate was 33% for fiscal 2003 compared to 36% for fiscal 2002. Our tax rate is significantly impacted by the mix of foreign (including foreign export revenues) versus domestic work. The decrease in the tax rate in fiscal 2003 versus fiscal 2002 is due primarily to the decrease in income before taxes, and the related increase in the ratio of favorable permanent differences to income before taxes. Additionally, the increased foreign income in fiscal 2003 had a lower overall rate of tax than domestic income. We did not pay any federal income taxes in fiscal 2003 primarily because of a taxable loss for the fiscal 2003 year and the utilization of operating losses resulting from the IT Group and Stone & Webster acquisitions. In fiscal 2003, we established a valuation allowance against the deferred tax asset for the Venezuelan net operating losses and in fiscal 2002, we established a valuation allowance against the deferred tax asset for the Australian net operating losses. The valuation allowance reflects our judgment that it is more likely than not that a portion of the deferred tax assets will not be realized. We believe that the remaining deferred tax assets at August 31, 2003, amounting to $95.9 million, are realizable through future reversals of existing taxable temporary differences and future taxable income. Uncertainties that affect the ultimate realization of deferred tax assets include the risk of not having future taxable income. This factor has been considered in determining the valuation allowance.

During fiscal 2003, the accumulated benefit obligations exceeded the fair value of plan assets for two of our United Kingdom (U.K.) defined benefit retirement plans and our Canadian defined benefit retirement plan, and a liability of $14.9 million, net of tax was recorded (see Note 17 of the notes to our consolidated financial statements incorporated by reference in this prospectus supplement). In accordance with SFAS No. 87, “Employers Accounting for Pensions,” the increase in the minimum liability is recorded through a direct charge to stockholders’ equity and is reflected, net of tax, as a component of accumulated other comprehensive income (loss) on the consolidated balance sheet as of August 31, 2003. This liability will likely require us to increase our future cash contributions to the plan.

Fiscal 2002 Compared to Fiscal 2001

General

Our revenues by industry for the periods presented approximated the following amounts:

	Year Ended August 31,
	2002		2001
	(in millions)%		(in millions)%
Industry
Environmental & Infrastructure	$489.8	15	$186.2	12
Power Generation	2,237.5	71	915.7	60
Process Industries	258.6	8	305.5	20
Other Industries	184.8	6	131.5	8

	$3,170.7	100%	$1,538.9	100%

Our revenues by geographic region for the periods presented approximated the following amounts:

	Year Ended August 31,
	2002		2001
	(in millions)%		(in millions)%
Geographic Region
United States	$2,756.3	87%	$1,210.4	78%
Asia/Pacific Rim	148.3	5	117.1	7
Canada	108.2	4	79.3	5
Europe	103.7	3	86.4	6
South America and Mexico	27.8	1	23.1	2
Middle East	10.8	—	3.0	—
Other	15.6	—	19.6	2

	$3,170.7	100%	$1,538.9	100%

The primary reason for the increase in revenue from 2001 to 2002 was an approximately $1.3 billion increase in revenues from construction of new gas-fired power plants realized by the ECM and fabrication, manufacturing and distribution segments. Additionally, during the third quarter of fiscal 2002, we acquired most of the assets and assumed certain liabilities of the IT Group, a leading provider of environmental and infrastructure services to governmental and commercial customers. As a result of this acquisition, we formed a new business segment, the E&I segment, by combining the acquired IT Group operations with our existing environmental and infrastructure businesses. This acquisition increased our revenues from environmental and infrastructure services to $489.8 million in fiscal 2002, from fiscal 2001 revenues of $186.2 million, an increase of $303.6 million.

The following table breaks out our backlog in the following industry sectors:

	At August 31,
	2002		2001
	(in millions)%		(in millions)%
Industry Sector
Power Generation	$2,690.2	48%	$3,540.1	79%
Environmental & Infrastructure	2,313.7	41	231.9	5
Process Industries	497.8	9	666.4	15
Other Industries	103.0	2	58.8	1

	$5,604.7	100%	$4,497.2	100%

The following presents a comparison of our operating results from fiscal 2002 compared with fiscal 2001 for our three business segments.

ECM Segment

	Year Ended August 31,
	2002	2001
	(in millions except percentages)	(in millions except percentages)
Revenues	$2,276.4	$1,011.9
Gross Profit	$170.4	$136.8
Gross Profit %	7.5%	13.5%

Revenues by industry for the ECM segment approximated the following amounts and percentages:

	Year Ended August 31,
	2002		2001
	(in millions)%		(in millions)%
Industry Sector
Power Generation	$1,996.5	88%	$725.2	72%
Process Industries	186.8	8	221.9	22
Other Industries	93.1	4	64.8	6

	$2,276.4	100%	$1,011.9	100%

Revenues from the domestic power generation market accounted for substantially all of the increase from 2001 to 2002. The increase in revenues was attributable to significant contracts for the construction of new gas-fired power plants entered into in fiscal 2001 when there was strong demand for these facilities. Most of these contracts were completed in fiscal 2003.

Process industries revenues in fiscal 2002 decreased by approximately $35.1 million, from fiscal 2001. This decrease was attributable to industry trends and our decision not to pursue low margin projects similar to those we assumed in the Stone & Webster acquisition in fiscal 2000. Revenues from other industries increased by approximately $28.3 million in fiscal 2002 compared to fiscal 2001, primarily as a result of an increase in domestic revenues.

Segment gross profit increased 25%, or $33.6 million, to $170.4 million in fiscal 2002 from $136.8 million in fiscal 2001 due to the growth in revenue volume during the year. Gross profit in fiscal years 2002 and 2001 was increased (cost of sales decreased) by approximately $32.0 million and $99.3, million respectively, by the utilization of contract adjustments and accrued contract loss reserves that were established to record the fair value of primarily fixed-price contracts acquired in the Stone & Webster acquisition.

The gross profit percentage for the year ended August 31, 2002 decreased to 7.5% from 13.5% in the prior year. This decrease in gross margin percentage is attributable to fiscal 2002 revenues having a much higher percentage of lower margin revenue as compared with fiscal 2001. The lower margins relate primarily to i) cost-reimbursable contracts entered into in fiscal 2001 and ii) purchases of large equipment items for power generation contracts.

Prior to fiscal 2002, revenues included a higher percentage of fixed-price contracts (which were generally priced with higher gross margins than cost-reimbursable contracts in order to compensate for cost overrun risks). Also during fiscal 2002, revenues from large equipment purchases on behalf of customers were approximately $540 million as compared with approximately $60 million in fiscal 2001 and these revenues generally carry a very low gross margin due to the “pass through” nature of their underlying costs.

Segment backlog at August 31, 2002 was approximately $3.0 billion as compared with approximately $3.7 billion at August 31, 2001, and was comprised of the following:

	At August 31,
	2002		2001
	(in millions)%		(in millions)%
Industry Sector
Power Generation
Nuclear Power	$1,189.1	40%	$437.3	12%
Fossil Fuel EPC	998.9	33	2,270.4	61
Other	334.7	11	342.2	9

Total Power Generation	2,522.7	84	3,049.9	82
Process Industries	430.7	14	647.6	17
Other Industries	63.6	2	51.1	1

Total ECM	$3,017.0	100%	$3,748.6	100%

The decline in backlog was primarily because the demand for the construction of new domestic power plants fell dramatically due to questions about future economic growth rates and whether the United States had excess power generation capacity. Further, certain of our independent and merchant power producer customers experienced severe liquidity problems as financing was reduced to these companies and their projects. As a result of these conditions, during the fourth quarter of fiscal 2002, three customers cancelled or suspended their projects, resulting in a reduction of our backlog of approximately $300 million.

E&I Segment

	Year Ended August 31,
	2002	2001
	(in millions except percentages)	(in millions except percentages)
Revenues	$489.8	$186.2
Gross Profit	$69.3	$35.4
Gross Profit %	14.1%	19.0%

E&I segment revenues in fiscal 2002 were $489.8 million, an increase of $303.6 million from fiscal 2001 revenue of $186.2 million. This increase was entirely attributable to our acquisition of the IT Group assets (see Note 4 of the notes to our consolidated financial statements incorporated by reference in this prospectus).

Gross profit in fiscal 2002 was $69.3 million compared to $35.4 million in fiscal 2001. Gross profit in fiscal 2002 was increased (cost of revenues decreased) by approximately $2.8 million for the amortization of asset/liability adjustments to the fair value of contracts acquired in the IT Group acquisition (see Note 4 of the notes to our consolidated financial statements incorporated by reference in this prospectus supplement).

The gross profit percentage was approximately 14.1% in fiscal 2002 and approximately 19.0% in fiscal 2001. The reduction in the gross profit percentage in fiscal 2002 compared to fiscal 2001 was attributable to lower margin contracts that were acquired in the IT Group transaction. The difference in the gross profit percentages between our pre-IT Group environmental and infrastructure operations (primarily infrastructure and hazardous material clean up and disposal) and those acquired in the IT Group acquisition (environmental clean-up, landfills and facilities management) is primarily attributable to such factors as different customers, competition and mix of services.

Backlog in this segment at August 31, 2002 was approximately $2.3 billion compared with approximately $0.2 billion at August 31, 2001. This increase was entirely attributable to the IT Group acquisition.

Fabrication, Manufacturing and Distribution Segment

	Year Ended August 31,
	2002	2001
	(in millions except percentages)	(in millions except percentages)
Revenues	$404.5	$340.8
Gross Profit	$87.9	$74.4
Gross Profit %	21.7%	21.8%

Revenues increased to $404.5 million in fiscal 2002 from $340.8 million in fiscal 2001 and gross profit increased to $87.9 million in fiscal 2002 from $74.4 million in fiscal 2001. These increases were due primarily to an increased demand in the power industry along with an increase in capacity to handle the demands. Segment backlog was approximately $274.0 million at August 31, 2002.

Unconsolidated Subsidiaries

During fiscal 2002 and 2001, we recognized income of $1.7 million (net of taxes of $0.9 million) and $0.3 million loss (net of taxes of $0.2 million), respectively, from the operations of unconsolidated subsidiaries, including joint ventures, which are accounted for under the equity method.

General and Administrative Expenses, Interest Expense and Income, Income Taxes and Other Comprehensive Income

General and administrative expenses, excluding goodwill amortization, increased $38.6 million, or 31%, from $122.6 million in fiscal 2001 to $161.2 million in fiscal 2002. The increase in fiscal 2002 general and administrative expenses resulted primarily from expenses associated with the 106% increase in our revenue and the IT Group acquisition. However, as a result of our efforts to control our expenses and economies realized from the integration of Stone & Webster, general and administrative expenses excluding goodwill amortization in fiscal 2002 decreased as a percentage of sales to 5.1% from 8.0% in fiscal 2001.

Our interest expense increased to $23.0 million in fiscal 2002 from $15.7 million in fiscal 2001, primarily as a result of having convertible debt outstanding for the full fiscal year. Interest income also increased to

$11.5 million in fiscal 2002 from $8.7 million in fiscal 2001 due to our investment of a substantial portion of the funds received from the sale of our convertible debt. However, the interest rates we received on these investments decreased substantially from rates we received in fiscal 2001 due to the general decline in interest rates between periods.

Our effective tax rates for the years ended August 31, 2002 and 2001 were 36.0% and 38.4%, respectively. Our estimates of our tax rates are derived from our estimates of pre-tax income for each year and the mix of domestic and foreign sourced income, including foreign export sales. The decrease in the tax rates in fiscal 2002 versus fiscal 2001 is due primarily to our adoption of SFAS No. 142 in fiscal 2002 (see Note 1 and Note 8 of the notes to our consolidated financial statements incorporated by reference in this prospectus supplement). As a result of our adoption of SFAS No. 142, our effective tax rate decreased in fiscal 2002 because we no longer recognize goodwill amortization expense (which is only partially deductible for tax purposes) in our financial statements. This decrease was partially offset by increased domestic income in fiscal 2002 that has a higher tax rate than most foreign income. We did not pay any federal income taxes in fiscal 2002 and 2001 primarily because of our utilization of operating losses resulting from the Stone & Webster acquisition.

Additionally, at August 31, 2002, we had recorded a $10.2 million liability for a U.K. defined benefit retirement plan (also see Note 17 of the notes to our consolidated financial statements incorporated by reference in this prospectus supplement).

Liquidity and Capital Resources

Stock Repurchase Program

In September 2001, our board of directors authorized us to repurchase shares of our common stock, depending on market conditions, up to a limit of $100 million. As of October 11, 2002, we completed our purchases under this program, having purchased 5,331,655 shares at a cost of approximately $99.9 million. We purchased 2,160,400 shares at a cost of approximately $52.0 million during the year ended August 31, 2002 and 3,170,605 shares at a cost of approximately $47.8 million during the first quarter of fiscal 2003.

Credit Facilities and Liquidity

Our primary Credit Facility, dated July 2000, was amended and restated on March 17, 2003 and extended for a three-year term from that date. The amendment reduced the Credit Facility to $250.0 million from $350.0 million; however, we may, by March 16, 2004, increase the credit limit to a maximum of $300.0 million by allowing one or more lenders to increase their commitment or by adding new lenders. The Credit Facility provides that both revolving credit loans and letters of credit may be issued within the $250.0 million limit of this facility. In October 2003, we amended our Credit Facility to increase the available credit to $300.0 million and to amend certain of the covenants contained therein, as more fully described below. We have received commitments for $50 million with respect to such increase in available credit from an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated and from Bank of Montreal, an affiliate of Harris Nesbitt Gerard, Inc. The effectiveness of this amendment is conditioned upon the completion of the $200.0 million equity offering described in this prospectus supplement.

Under the Credit Facility, interest is computed, at our option, using either the defined base rate or the defined LIBOR rate, plus an applicable margin. The terms “base rate” and “LIBOR rate” have meanings customary for financings of this type. The applicable margin is adjusted pursuant to a pricing grid based on ratings by Standard and Poor’s Rating Services and Moody’s Investor Services for the Credit Facility or, if the Credit Facility is not rated, the ratings from these services applicable to our senior, unsecured long-term indebtedness. The margins for the Credit Facility loans may be in a range of (i) 1.00% to 3.00% over LIBOR or (ii) from the base rate to 1.50% over the base rate. At August 31, 2003, the interest rate on the Credit Facility would have been either 5.00% (if the prime rate index had been chosen) or 3.62% (if the LIBOR rate index had been chosen). At August 31, 2003 and 2002, we did not have outstanding borrowings under the Credit Facility but had outstanding letters of credit of approximately $160.1 million and $183.8 million, respectively.

We are required, with certain exceptions, to prepay loans outstanding under the Credit Facility with (i) the proceeds of new indebtedness; (ii) net cash proceeds from equity sales to third parties (if not used for acquisitions or other general corporate purposes within 90 days after receipt); and (iii) insurance proceeds or condemnation awards in excess of $5.0 million that are not used to purchase a similar asset or for a like business purpose.

The Credit Facility is secured by, among other things, (i) guarantees by our domestic subsidiaries; (ii) a pledge of all of the capital stock of our domestic subsidiaries and 66% of the capital stock in certain of our foreign subsidiaries; and (iii) a security interest in all of our property and the property of our domestic subsidiaries (except real estate and equipment).

The Credit Facility contains certain financial covenants, including a leverage ratio (which changes after May 1, 2004, representing the initial date LYONs may be submitted by LYONs holders for repurchase), a minimum fixed charge coverage ratio, defined minimum net worth and defined minimum adjusted earnings before interest expense, income taxes, depreciation and amortization (EBITDA). Further, we are required to obtain the consent of the lenders to prepay or amend the terms of the Senior Notes. As of August 31, 2003, we were in compliance with the covenants contained in the Credit Facility. The most restrictive of these covenants is the leverage ratio of 3.5x, which is the ratio of outstanding debt to twelve month rolling adjusted EBITDA (as defined in the Credit Facility). As of August 31, 2003, our leverage ratio was 3.48x; however, as of August 31, 2003, we had cash available of $243.0 million that could have been used to reduce outstanding debt in order to improve this ratio. In May 2004, this leverage ratio covenant requirement will change to 2.75x.

Conditioned upon the completion of our $200.0 million equity offering announced on October 17, 2003, the covenants contained in this facility are being amended to provide us with additional flexibility. The most significant of these changes includes:

•	a reduction in the minimum adjusted EBITDA covenant from $135.0 million to $120.0 million on a rolling twelve month basis through November 2004; and

•	an increase in the total debt to EBITDA ratio from 2.75x to 3.0x as of May 2004.

We have previously used the Credit Facility to provide working capital and to fund fixed asset purchases and subsidiary acquisitions.

The Credit Facility permits us to repurchase $10.0 million of our LYONs obligations. Additional LYONs repurchases are also permitted if, after giving effect to the repurchases, we have the availability to borrow up to $50.0 million under the Credit Facility and we have the required amounts of cash and cash equivalents. Assuming the successful completion of this $200.0 million common stock offering, $75 million of cash and cash equivalents will be required for purposes of this test. Cash and cash equivalents for purposes of this test consist of balances not otherwise pledged or escrowed and are reduced by amounts borrowed under the Credit Facility.

As of August 31, 2003 and 2002, our foreign subsidiaries had short-term revolving lines of credit permitting borrowings totaling approximately $17.3 million and $15.5 million, respectively. These subsidiaries had outstanding borrowings under these lines of approximately $1.3 million and $1.1 million, respectively, at a weighted average interest rate of approximately 4.25% and 5.0%, respectively, at August 31, 2003 and 2002. These subsidiaries also had outstanding letters of credit under these lines of $4.2 million and $6.7 million, respectively, at August 31, 2003 and 2002, leaving $11.8 million of availability under these lines at August 31, 2003.

At August 31, 2003, we had working capital of approximately $85.4 million and unutilized borrowing capacity under our Credit Facility of approximately $89.9 million. Our working capital requirements for fiscal 2004 will be impacted by a number of factors including:

•	the amount of working capital necessary to support our expanding environmental and infrastructure operations;

•	the timing and negotiated payment terms of our projects;

•	our capital expenditures program;

•	the timing and resolution of claims receivable on major projects;

•	the sale of non-core assets and operations;

•	cash interest payments on our $253.0 million principal amount of Senior Notes which were sold and issued on March 17, 2003, as discussed below; and

•	our obligation to repurchase the remaining LYONS in May 2004 if the holders of LYONs exercise their right to require us to repurchase the LYONs at that time.

Pursuant to the terms under which the LYONs were issued, we have the ability to repurchase the remaining LYONs in either cash or shares of our common stock, or a combination of common stock and cash on May 1, 2004. We currently anticipate funding all of the LYONs repurchase obligations in cash and commenced our Tender Offer for all outstanding LYONs on October 20, 2003, which is being funded by a combination of proceeds from this offering and cash on hand. See “Use of Proceeds.” We believe we have a number of options in the marketplace that will enable us to retire our LYONs. In addition, we may elect to repurchase all or a portion of the LYONs with cash from the same sources prior to May 1, 2004. However, we also have other options, including issuing stock for a portion of the obligations or other alternatives, including refinancing all or a portion of the obligations. We are currently evaluating our options with respect to LYONs that may be submitted to us for repurchase on May 1, 2004. If we refinance the LYONs with new debt obligations, our working capital requirements for fiscal 2004 will be impacted by cash interest payments due on those obligations.

As a result of these factors, our working capital position is expected to decrease during the next twelve months. However, we believe that our working capital and unused borrowing capacity, along with anticipated positive cash flow from operations in fiscal 2004, is in excess of our identified short-term working capital needs, based on our existing operations, and that we will have sufficient working capital and borrowing capacity to fund our liquidity needs and repurchase the LYONs over the next twelve months.

Senior Notes

In March 2003, we issued $253.0 million of 10 3/4% Senior Notes Due 2010. The Senior Notes bear interest at a rate of 10 3/4% and will mature on March 15, 2010. The Senior Notes are guaranteed, jointly and severally, on a senior unsecured basis, by all of our material domestic restricted subsidiaries.

We may redeem some or all of the Senior Notes beginning on March 15, 2007 at the redemption prices described in the indenture governing our Senior Notes. Prior to March 15, 2007, we may, at our option, redeem all, but not less than all, of the Senior Notes at a redemption price equal to the principal amount of the Senior Notes plus the applicable premium described in the indenture governing the Senior Notes and accrued and unpaid interest to the redemption date.

If we experience a change of control as defined in the indenture governing the Senior Notes, we will be required to make an offer to repurchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase.

The terms of the Senior Notes place certain limitations on our ability to, among other things:

•	incur or guarantee additional indebtedness or issue preferred stock;

•	pay dividends or make distributions to our stockholders;

•	repurchase or redeem capital stock or subordinated indebtedness;

•	make investments;

•	create liens;

•	enter into sale/leaseback transactions;

•	incur restrictions on the ability of our subsidiaries to pay dividends or to make other payments to us;

•	enter into transactions with our affiliates; and

•	merge or consolidate with other companies or transfer all or substantially all of our assets.

These limitations are subject to a number of exceptions and qualifications described in the indenture governing the Senior Notes. Many of the covenants will be suspended during any period when the Senior Notes have an investment grade rating from Standard & Poor’s, a division of The McGraw-Hill Companies, and Moody’s Investors Service, Inc.

Cash Flow for Fiscal 2003 versus Fiscal 2002

Net cash used in operations was approximately $202.0 million for fiscal 2003 compared with $315.1 million of net cash provided by operations in fiscal 2002. In fiscal 2003, cash was increased by (i) net income of $20.9 million, (ii) deferred tax expense of $9.0 million, (iii) depreciation and amortization of $44.8 million, (iv) interest accretion and loan fee amortization of $17.0 million, and (v) the write-off of an investment in securities available for sale and accounts and claims receivable from Orion and other uncollectible receivables of $12.4 million. These increases in cash were more than offset by significant decreases in the cash position on long-term contracts and by amortization of purchase accounting reserves. Normally, billings and cash receipts on construction contracts exceed costs incurred early in the lives of the contracts and the contracts require net cash outflow later in their lives. As we are winding down a number of large EPC contracts and did not enter into significant new EPC contracts in 2003, normal contract execution has required a net use of cash. In addition, we have recorded a net increase in claims in 2003 of approximately $71.4 million related to cash costs incurred by us; while these claims have been reflected in contract gross profits, cash has not been received. Further, we have been involved in various customer disputes, most significantly NRG, NEG and AES (see Note 20 of the notes to our consolidated financial statements incorporated by reference in this prospectus supplement). Claims related to NEG resulted in a net cash outflow of $57.2 million in 2003. The NRG dispute was settled in October 2003, but resulted in a net cash outflow of $61.1 million in 2003 related to the Pike project. The AES dispute involves unpaid billings, claims, letter of credit draws by AES, and other factors which resulted in a net cash outflow of $45.4 million in 2003. We expect the NRG settlement to result in positive operating cash flows related to this project in 2004. In fiscal 2004, we also expect that we will begin new EPC projects which will provide cash as down payments are received. However, the timing of these new projects is uncertain and a single or group of large projects could have a significant impact on sources and uses of cash. We expect that because of this, changes in working capital could be highly variable from one period to next, although over an extended period of time significant increases and decreases would tend to offset one another.

Additionally, we acquired a large number of contracts in the Stone & Webster and IT Group acquisitions with losses and lower than market rate margins partially due to the effect of the financial difficulties experienced by Stone & Webster and the IT Group on negotiating and executing contracts prior to acquisition. A reserve was recorded to reflect the estimated losses on acquired contracts. For other than insolvent contracts, the contracts were adjusted to their fair value as an asset or liability and the related amortization has the net effect of adjusting cost of revenues for the contracts as they are completed. Cost of revenues was reduced on a net basis by approximately $26.8 million and $31.1 million during fiscal 2003 and 2002, respectively, through the amortization of contract loss reserves and fair value adjustments, which are non-cash component of income. The amortization of these assets and liabilities resulted in a corresponding net increase in gross profit during fiscal 2003 and 2002. The adjustments are amortized over the lives of the contracts, which for certain IT Group contracts, will continue for five to ten years. (See Note 4 of the notes to our consolidated financial statements incorporated by reference in this prospectus supplement.)

Net cash provided by investing activities was approximately $2.4 million in fiscal 2003, compared with net cash used of $198.3 million for the prior fiscal year. During fiscal 2003, we used cash for acquisitions of $1.2 million for LFG&E, $3.7 million for Envirogen, net of cash received, and $17.7 million for Badger Technologies (see Note 4 of the notes to our financial statements incorporated by reference in this prospectus supplement). We also purchased $26.2 million of property and equipment, as compared to $73.9 million in fiscal 2002, with the reduction due primarily to the completion of most of our planned system and facilities upgrades. Sales and maturities of marketable securities exceeded purchases by approximately $49.9 million during fiscal 2003, as compared to fiscal 2002 when purchases exceeded sales and maturities by $9.3 million, with the change due to decreased cash on hand during 2003. Also during fiscal 2003, we received distributions from our joint ventures and unconsolidated entities of $3.3 million and made contributions of $0.5 million.

During fiscal 2002, we used cash of approximately $100.7 million to fund the IT Group acquisition and $2.0 million to fund the PsyCor acquisition.

Net cash used in financing activities totaled approximately $61.3 million in fiscal 2003, compared with $62.0 million during fiscal 2003. During 2003, we received net cash proceeds of $242.5 million from the issuance of our Senior Notes. We also repurchased a portion of the outstanding LYONs for $256.6 million in March 2003, including approximately $8.8 million of associated tender fees and other expenses (see Note 9 of the notes to our consolidated financial statements incorporated by reference in this prospectus supplement). (In addition, subsequent to August 31, 2003, we funded additional repurchases of LYONs transacted in late August 2003 for $20.6 million in cash.) Also, during the first quarter of 2003, we repurchased approximately 3,171,000 shares of our common stock for a cost of approximately $47.8 million, completing our repurchases under our stock repurchase program (see Note 2 of the notes to our consolidated financial statements incorporated by reference in this prospectus supplement). During 2002, we repurchased approximately 2,160,000 shares under this program for $52.0 million. Additionally, we made repayments on debt and leases of $9.2 million and on our foreign revolving lines of credit of approximately $3.0 million, and we received approximately $2.3 million from employees upon the exercise of stock options.

Off Balance Sheet Arrangements

We provide guarantees to certain of our joint ventures which are reported under the equity method and are not consolidated on our balance sheet. At August 31, 2003 we had guaranteed approximately $7.4 million of bank debt or letters of credit and $46.5 million of performance bonds with respect to our unconsolidated joint ventures. We would generally be required to perform under these guarantees in the event of default by the joint venture(s). No amounts were recorded related to these guarantees as of August 31, 2003.

As of August 31, 2003, we had a negative investment balance of $2.2 million in an unconsolidated entity, Entergy/Shaw, which we will fund to the extent necessary to complete its operations in early 2004 as there are no active projects as of August 31, 2003.

The majority of our transactions are in U.S. dollars; however, certain of our foreign subsidiaries conduct their operations in their local currency. Accordingly, there are situations when we believe it is appropriate to use financial hedging instruments (generally foreign currency forward contracts) to manage foreign currency risks when it enters into a transaction denominated in a currency other than its local currency. The fair value of our hedges was not material at August 31, 2003. As of August 31, 2002, we had an asset and other income on fair value hedges of $0.7 million ($0.4 million net of taxes) that offset transaction losses in the related hedged accounts receivable. We normally do not use any other type of derivative instrument or participate in any other hedging activities.

Commercial Commitments

Our lenders issue letters of credit on our behalf to customers or sureties in connection with our contract performance and in limited circumstances certain other obligations to third parties. We are required to reimburse the issuers of these letters of credit for any payments which they make pursuant to these letters of credit. At August 31, 2003, we had both letter of credit commitments and bonding obligations, which were generally issued to secure performance and financial obligations on certain of our construction contracts, which expire as follows:

	Amounts of Commitment Expiration by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(in millions)
Commercial Commitments
Letters of credit	$164.3	$43.6	$108.8	$0.9	$11.0
Surety Bonds	443.2	181.6	193.3	0.7	67.6

Total Commercial Commitments	$607.5	$225.2	$302.1	$1.6	$78.6

Note: Commercial Commitments above exclude any letters of credit or surety bonding obligations associated with outstanding bids or proposals or other work which were not awarded prior to August 31, 2003. Additionally, they do not include a letter of credit drawn down in September 2003 in the amount of $14.1 million related to the Wolf Hollow project (see “Business-Litigation and Other Contingencies”). The surety bond commitments above include escrowed cash (see Note 3 of the notes to our consolidated financial statements incorporated by reference herein).

For the years ended August 31, 2003 and 2002, we made payments to reimburse the issuers of these letters of credit of $13.9 million and $5.0 million, respectively, which had a negative impact to our working capital and cash position.

For the year ended August 31, 2003, fees related to these commercial commitments of $4.9 million were recorded in our statement of income.

As of August 31, 2002, total commercial commitments were as follows:

	Amounts of Commitment Expiration by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(in millions)
Commercial Commitments
Letters of credit	$189.9	$68.5	$87.7	$21.1	$12.6
Surety Bonds	328.2	65.0	180.1	23.3	59.8

Total Commercial Commitments	$518.1	$133.5	$267.8	$44.4	$72.4

Note: Commercial Commitments above exclude any letters of credit or surety bonding obligations associated with outstanding bids or proposals or other work which were not awarded prior to August 31, 2002. The surety bond commitments above include escrowed cash (see Note 3 of the notes to our consolidated financial statements, incorporated by closing, which are incorporated by reference in this prospectus supplement.).

The increase in commercial commitments reflects an increase in contracts in our environmental and infrastructure business which often require surety bonds, partially offset by the release of letters of credit upon the completion of milestones on our EPC contracts.

Aggregate Contractual Obligations

As of August 31, 2003 we had the following contractual obligations:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(in millions)
Contractual Obligations
Long-term debt	$509.6	$258.8	$0.7	$—	$250.1
Capital lease obligations	2.3	1.5	0.4	0.4	—
Operating leases	266.5	57.2	80.1	53.2	76.0
Unconditional purchase obligations	—	—	—	—	—

Total contractual cash obligations	$778.4	$317.5	$81.2	$53.6	$326.1

As of August 31, 2002, we had the following contractual obligations:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(in millions)
Contractual Obligations
Long-term debt	$524.3	$3.1	$521.2	$—	$—
Capital lease obligations	3.2	2.2	1.0	—	—
Operating leases	266.5	57.9	97.4	69.0	42.2
Unconditional purchase obligations	5.0	5.0	—	—	—

Total contractual cash obligations	$799.0	$68.2	$619.6	$69.0	$42.2

The reduction in long-term debt reflects the repurchase of LYONs with a book value totaling $278.2 million at the dates of repurchase during fiscal 2003 offset by the issuance of $253.0 million Senior Notes. Capital lease obligations and operating leases have remained consistent as our lease terms continue to expire with few new leases entered into during fiscal 2003.

See Note 9 and Note 13 of the notes to our consolidated financial statements, which are incorporated by reference in this prospectus supplement, for a discussion of long-term debt and leases.

Also Note 14 of the notes to our consolidated financial statements, which are incorporated by reference in this prospectus supplement, for a discussion of contingencies.

Effects of Inflation

We will continue to focus our operations on cost-plus or negotiated fixed-price contracts. To the extent that a significant portion of our revenues are earned under cost-plus type contracts, the effects of inflation on our financial condition and results of operations should generally be low. However, if we expand our business into markets and geographical areas where fixed-price work is more prevalent, inflation may begin to have a larger impact on our results of operations. To the extent permitted by competition, we intend to continue to emphasize contracts that are either cost-plus or negotiated fixed-price. For contracts we accept with fixed-price terms, we monitor closely the actual costs on the project as they compare to the budget estimates. On these projects, we also attempt to secure fixed-price commitments from key subcontractors and vendors. However, due to the competitive nature of our industry, combined with the fluctuating demands and prices associated with personnel, equipment and materials we traditionally need in order to perform on our contracts, there can be no guarantee that inflation will not affect our result of operations in the future.

Recent Accounting Pronouncements

In January 2003, the FASB issued Financial Accounting Series Interpretation No. 46, “Consolidation of Variable Interest Entities.” This interpretation requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. The interpretation also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of Interpretation No. 46 apply immediately to variable interest entities created after January 31, 2003 and existing variable interest entities at the end of period ending after December 31, 2003 (February 28, 2004 for us). There was no impact to our consolidated financial statements, which are incorporated by reference in this prospectus supplement, as of and for the year ended August 31, 2003. We have not yet determined what effect, if any, this Interpretation will have on our financial statements.

BUSINESS

General

We are a leading global provider of comprehensive services to the power, process, and environmental and infrastructure industries. We are a vertically-integrated provider of comprehensive engineering, procurement, pipe fabrication, construction and maintenance services to the power and process industries. We also provide services to the environmental, infrastructure and homeland security markets, including consulting, engineering, construction, remediation and facilities management services to governmental and commercial customers.

Founded in 1987, we have expanded rapidly through internal growth and the completion and integration of a series of strategic acquisitions. Our fiscal 2003 revenues were approximately $3.3 billion and our backlog at August 31, 2003 was approximately $4.8 billion. We are headquartered in Baton Rouge, Louisiana with offices and operations in North America, South America, Europe, the Middle East and the Asia-Pacific region and employ approximately 14,800 people.

In July 2000, we acquired substantially all of the operating assets and assumed certain liabilities of Stone & Webster, Incorporated (“Stone & Webster”). Stone & Webster, a leading global provider of engineering, procurement, construction and consulting services to the power, process and environmental and infrastructure markets was founded in 1889.

In May 2002, we acquired substantially all of the operating assets and assumed certain liabilities of The IT Group, Inc. (“IT Group”) and its subsidiaries. IT Group was a leading provider of diversified environmental consulting, engineering, construction, remediation and facilities management services. We purchased the IT Group to diversify and expand our revenue base and to pursue additional opportunities in the environmental, infrastructure, and homeland security markets. We have combined the operations of the acquired IT Group and our existing environmental and infrastructure operations into a newly formed wholly-owned subsidiary, Shaw Environmental & Infrastructure, Inc. (“Shaw E&I”).

Effective February 28, 2003, we reorganized our operations, resulting in a change in our operating segments. Prior to February 28, 2003, we reported in three segments: Environmental & Infrastructure, Integrated EPC Services and Manufacturing and Distribution. Effective February 28, 2003, we segregated our business activities into three operating segments: Engineering, Construction & Maintenance (ECM) segment, Environmental and Infrastructure (E&I) segment, and Fabrication, Manufacturing and Distribution segment. The primary change from our previously reported segments is that pipe fabrication and related operations were moved from the segment previously reported as the Integrated EPC Services segment to the segment previously reported as the Manufacturing and Distribution segment, resulting in the new ECM segment and the new Fabrication, Manufacturing and Distribution segment, respectively.

Engineering, Construction & Maintenance

The ECM segment provides a range of project-related services, including design, engineering, construction, procurement, maintenance, technology and consulting services, primarily to the power generation and process industries.

Environmental & Infrastructure

The E&I segment provides services which include the identification of contaminants in soil, air and water and the subsequent design and execution of remedial solutions. This segment also provides project and facilities management and other related services to non-environmental construction, watershed restoration and outsourcing privatization markets.

Fabrication, Manufacturing and Distribution

The Fabrication, Manufacturing and Distribution segment provides integrated piping systems and services for new construction, site expansion and retrofit projects for industrial plants. We also manufacture and distribute specialty stainless, alloy and carbon steel pipe fittings.

Business Strategy

Our business strategy is to capitalize on significant opportunities in diverse market segments and geographic regions, including all facets of the power, process, environmental and infrastructure industries. We intend to execute this strategy by pursuing the following opportunities:

Pursue Growth Opportunities for Our Environmental Business

•	Environmental Liability Solutions—Traditionally, environmental laws and tort laws have resulted in contractual terms that allocate environmental risks to the owner of the contaminated property. Innovative environmental insurance products now permit liability distribution that can reduce an owner’s contingent environmental liabilities. We were recently awarded a Fixed Price Remediation Insured (FPRI) indefinite delivery/indefinite quantity multiple award contract with a U.S. governmental agency. We are one of three designated companies selected to bid on upcoming task orders awarded under this contract, which has a potential shared value of up to $200 million. The Company has been awarded the first task order under this contract, which is valued at approximately $10 million. Additionally, the Company was selected as the sole bidder for another FPRI contract with a potential value of up to an additional $200 million. We believe several DOD agencies are moving rapidly in this direction for project delivery and this may represent a significant opportunity for us. We have created the “Shaw Insured Environmental Liability Distribution” or “SHIELD”™ program, a proprietary structured transaction that insures and distributes environmental liabilities for parties desiring to substantially reduce contingent environmental liabilities. We believe our experience in managing and negotiating blended finite risk, stop loss, and other environmental-related insurance products will enhance margins and improve our win-rates in our core environmental contracting business through the utilization of this program.

•	Unexploded Ordnance and Explosives, or UXO—The DOD’s fiscal requirements for Conventional Ordnance and Explosives clean-up on closed ranges will exceed current government funding, which we estimate to be $250 million annually. Several congressional advocates continue to push for increased funding for UXO removal projects along with developing an enhanced Military Munitions Response Program. We have encountered opportunities through our existing contracts for projects involving UXO as well as indications that there will be new contracts for UXO in the near future. We intend to pursue opportunities related to the UXO removal projects and had fiscal 2003 revenue of $18.0 million from these removal projects as of August 31, 2003.

•	Coastal Restoration—We have performed wetland-related work in the Everglades, Chesapeake Bay area, and other areas throughout the United States, and we maintain the expertise and resources to benefit from this expanding segment. New opportunities are present in both the federal and commercial markets for these types of projects. For example, the Coastal Wetlands Planning Protection and Restoration Act provides federal funds to conserve, restore and create coastal wetlands and barrier islands. We believe our E&I segment is well positioned to capitalize on upcoming wetlands and coastal restoration work in Louisiana and other locations throughout the United States.

Pursue Growth Opportunities for Our Infrastructure Business

•

Privatization—The DOD is moving to privatization of military housing and utility systems consisting of more than 270,000 family housing units owned by the DOD, of which approximately 60% need to be renovated or replaced. We submitted a number of proposals in fiscal 2003 with respect to contracts to privatize military family housing, and were successful in bidding with our joint venture partner, CEI

Corporation, on the Patrick Air Force Base housing privatization initiative. We believe that several factors, including (i) our federal government business platform, (ii) prior DOD facilities management and Job Order Contracting and other governmental contracting experience, and (iii) expertise in construction at military installations, position us to compete for opportunities in this market.

•	Homeland Security—Increased emphasis on federal homeland security programs continues, as evidenced by the creation of the Department of Homeland Security in 2001. Shaw E&I’s disaster-related preparedness, incident response and chemical and biological weapons demilitarization experience provides its customers valuable security related products and services. Shaw E&I provides threat, vulnerability and risk assessments and consequence management planning and training to the federal government, state and local governments and private industry customers nationwide. The assessments identify design and physical changes to facilities, processes and critical infrastructures. We expect not only to perform assessments for our customers, but also to provide consulting, engineering/design, procurement and construction services to this market.

•	Transportation and Water—Demand in the transportation infrastructure sector is driven by governmental appropriation programs which are typically multi-year in scope. For 2003,$7.2 billion in federal transit spending was proposed. Additionally, we expect demand for services in the water and wastewater business to increase, driven by the need to upgrade and expand aging water and wastewater infrastructure and to meet existing federal requirements. We intend to leverage our existing experience and capabilities in these sectors to pursue new business in the transportation and water markets. We have augmented our capabilities with additional expertise in ports, harbors and waterways. New opportunities are present in both the federal and commercial markets for these types of projects.

Capitalize on Opportunities in Multiple Segments of the Power Market.    We provide a broad portfolio of services to all segments of the power market. We are currently taking advantage of domestic and international opportunities in the nuclear, geothermal, hydroelectric and renewable resource markets, as well as opportunities for emissions reduction and control, plant modifications, re-powering and consulting services. Furthermore, as opportunities arise, we will continue to participate in the greenfield, fossil-fuel power market. Our experience and diversity of capabilities allow us to participate in all power segments and reduce the impact on our operations from the cyclical nature of certain sectors of the power industry. We have also developed proprietary computer software and web-based applications to aid in project and process management and energy transmission and distribution. We believe that our focus on developing innovative customer solutions will drive future demand for a broader range of our power services.

Capitalize on Proprietary Technologies within the Process Industries.    We offer world class proprietary technologies to the refining and petrochemical industries. Our 2003 acquisition of Badger Technologies demonstrates our commitment to expand our technology portfolio and maintain a leadership position in process technologies. The acquisition of Badger complements our core competency in conversion technologies (steam cracking and fluid catalytic cracking) by enabling us to offer several key olefin derivative technologies. In particular, we are now able to license world leading technologies to produce ethyl benzene and cumene through Badger Licensing LLC, a joint venture of Stone & Webster and ExxonMobil Chemical. We are also able to offer Badger styrene monomer technology in cooperation with Atofina. By providing world class proprietary technologies we are able to capitalize on the combined strengths of Shaw and its partners to and offer our clients an optimum business solution. We expect to continue to expand our technology portfolio through acquisitions, key alliance partners and research and development efforts.

Maintain a Diversified Revenue Base.    We intend to continue to maintain our diversity in markets served, services offered, contracting arrangements and customer base. This diversity has helped us to minimize our dependence on any particular market segment or individual customer, minimizing the impact of short-term market volatility and enabling us to more accurately anticipate future revenues. Our presence across numerous markets allows us to focus our resources on those areas that are experiencing growth. In addition, it allows us to allocate our resources efficiently within and across our segments. The acquisition of IT Group further diversified our business mix and provides a more stable and recurring revenue base. Many of our environmental and infrastructure businesses, along with our existing maintenance services, tend to provide recurring revenues due to established customer contracts. These types of services accounted for approximately $3.7 billion, or 78%, of our backlog as of August 31, 2003.

Maintain Focus on Cost-plus Contract Structure.    Our strategy is to perform most of our engineering, procurement and construction projects pursuant to cost-plus contracts in which our contract loss exposure is limited to our gross profit. These contracts often contain incentive/sharing/penalty provisions that reward performance and cost control and penalize late delivery of products and services. We intend to continue our contracting practices to minimize our risk of contractual losses while providing incentives for us and our customers to work cooperatively. As of August 31, 2003, approximately 77% of our contracts included in our backlog were cost-plus contracts, 21% of our contracts in our backlog were fixed-price contracts and 2% of our contracts in our backlog were unit-price contracts.

However, with the extended weakness in the domestic power market and our expanded environmental and infrastructure services to various U.S. Government agencies, our customers are increasingly requesting fixed-price contracts. We will selectively pursue such fixed-price contracts on a negotiated basis in situations where we believe we can control our cost and minimize our risks. For example, in September 2003, we signed and announced an EPC contract to build a combined-cycle power plant in Queens, New York, which, although subject to receipt of financing, is a $565.0 million fixed-price contract. Generally, fixed-priced contracts are priced with a higher margin than cost-plus contracts in order to compensate for cost overrun risks.

Continue to Form Strategic Alliances.    We intend to continue to capitalize upon and enter into strategic partnerships and alliances with our customers. Our alliance and partnership agreements enhance our ability to obtain contracts for individual projects by eliminating or reducing formal bid preparation. We recently signed a strategic alliance with Fluor Corp. for pipe fabrication services. Additionally, we formed a joint venture with Yangzi Petrochemical Corporation to build and operate a pipe fabrication facility in China which, when operational, will fabricate approximately 12,000 tons of pipe per year. Within our facilities management activities, we pursue strategic alliances like our partnership with Computer Sciences Corporation to provide facilities management services to NASA’s Stennis Space Center. We continue to pursue these strategic partnerships and alliances in an attempt to increase our market share within our existing markets and assist us in entering into new markets. We will also continue to look to expand our international operations where we see the potential for attractive and profitable business opportunities and can leverage the local knowledge of an alliance or joint venture partner.

Capitalize on Opportunities for Cross-selling.    We have several complementary areas of expertise which we will leverage to deliver increased value to our customers. Our engineering, design and construction expertise allows us to provide retrofitting and construction services to our facilities maintenance customers such as the TVA. In addition, we expect the capabilities of our E&I segment to allow us to offer specialized environmental remediation, facilities management and maintenance services to our clients in the power and process industries. As a result, our combined business now enables us to offer a complete bundle of service offerings, from design through construction to ongoing maintenance and management to our clients, across a variety of industries.

Pursue Selective Acquisitions.    We intend to continue to pursue selective acquisitions of businesses or assets that will expand, complement or further diversify our current portfolio of products and services. We believe we have established a successful track record of quickly, efficiently and effectively integrating our acquisitions through integration teams led by our senior executives who become involved early in the acquisition process.

Utilize Technology and Intellectual Property.    We intend to continue to employ our technology and intellectual property to reduce costs and to better serve our customers. Our technologies include:

•	Induction Pipe Bending Technology. We believe our induction pipe bending technology is one of the most advanced, sophisticated, and efficient technologies available. Induction bending utilizes simultaneous super-heating and compression of pipe to produce tight-radius bends to a customer’s specifications. When compared to the traditional cut and weld method, our induction bending technology provides a lower cost and more uniform product, generally considered stronger and less prone to structural fatigue.

•	Proprietary Ethylene and Downstream Petrochemical Technologies. We believe we have a leading position in technologies associated with the process design of plants that produce ethylene. We estimate that we have supplied process technology for approximately 35% of the world’s ethylene capacity constructed since 1995.

•	Proprietary Customer-focused Computer Software. We have developed proprietary computer software to aid in project and process management. This software includes:

•	SHAW-MAN™ and other software programs which enhance a customer’s ability to plan, schedule and track projects and reduce installation costs and cycle times.

•	SHAWTRAC™ which is a web-based, proprietary earned value application that enables us to continually enhance the way we manage and integrate the many phases of a capital project, from estimating to engineering through construction and start-up. Users from around the world consistently access SHAWTRACTM through the public networks in order to update and understand the real-time financial position of respective projects.

•	Technology Solutions for the Electric Power Industry. Power Technologies, Inc., or PTI, one of our subsidiaries, provides software for the electric power industry. PTI’s licensed software includes, programs for analyzing and optimizing electric power system performance and evaluating transfer capability, transaction impacts and contingency analysis for transmission systems. In addition, we have programs for transmission reliability studies and for planning, designing and analyzing distributions systems. Our programs are in use throughout the world by power utilities to design and plan their electrical power transmission systems. PTI has also developed easy-to-use interfaces and network simulation libraries that help users meet the fast-paced, wide-ranging challenges posed by today’s electric power industry.

•	Line Rating Monitor. PTI’s patented real-time monitoring system enables electric transmission and distribution lines to transfer more power while maintaining high reliability and safety. This new technology has recently completed beta testing and is ready for commercial application.

Business Segments

Engineering, Construction & Maintenance Segment

The ECM segment provides a range of project-related services, including design, engineering, construction, procurement, maintenance, technology and consulting services, primarily to the power generation and process industries.

Industry Overview

Power Generation Industry

We provide a full range of engineering, procurement and construction services to power projects on a global basis. During fiscal 2001, our backlog increased significantly as a result of demand for new power plants, primarily combined-cycle and combustion turbine technology fueled by natural gas or both oil and gas. This new capacity demand was primarily created by orders from independent power producers and merchant power plants to develop additional generation capacity. Typically new plants from independent and merchant power producers compete directly with existing utilities in deregulated sectors. Deregulation also created opportunities for us from existing utilities that needed to upgrade or develop new power plants to remain competitive. Although demand for new power plants decreased significantly in fiscal 2002 and fiscal 2003, we expect that in the coming years many existing plants to be “re-powered” or substantially upgraded by replacing all or most of the existing equipment with more efficient systems.

We also provide system-wide maintenance and modification services to existing power plants. These projects can include upgrading emission control systems and redesigning facilities to allow for the use of alternative fuels. We concentrate on more complicated, non-commodity type projects where our technology, historical know-how and project management skills can add value to the project. We believe we have a leading position in the decommissioning and decontamination business for nuclear power plants. This business consists of shutting down and safely removing a facility from service while reducing the residual radioactivity to a level that permits release of the property for unrestricted use and termination of the nuclear power plant license. The recent trend appears to be toward either extension of licenses or shutdown.

Process Industry

Our process work includes work for customers primarily in the chemical, petrochemical and refining industries. Demand in processing industries has declined in recent years as a result of decreased spending by chemical, petrochemical and refining companies and, more recently, due to an overall downturn in the worldwide economy. However, we are encouraged by an increase in inquiry activity in the petrochemical and refining industries especially in the overseas markets. Key drivers include an increased demand for petrochemical products as well as waste-to-energy opportunities. We believe there will be increased capital expenditures by the major oil and petrochemical companies in calendar 2004 as demand improves. Additionally, China continues to significantly expand its petrochemical capabilities. Critical to this expansion is additional ethylene capacity – a core competency of our ECM segment. We are continuing to execute on an ethylene plant in China with the bulk of the engineering and procurement functions now complete.

We expect that actions by the major oil and petrochemical companies to integrate refining and petrochemical facilities in order to improve margins will provide opportunities for us. In the petrochemical field, we have particular expertise in the construction of ethylene plants which convert gas and/or liquid hydrocarbon feed stocks into ethylene, the source of many higher-value chemical products, including packaging, pipes, polyester, antifreeze, electronics, tires and tubes. The demand for our services in the refining industry has been driven by refiners’ need to process a broader spectrum of crude and to produce a greater number of products. In addition, current refining activity is being driven by demand for clean fuels and clean air legislation. While the refining process is largely a commodity activity, the configuration of each refinery depends primarily on the grade of crude feedstock available, desired mix of end-products and considerations of capital and operating costs. We also undertake related work in the gas-processing field, including propane dehydrogenation facilities, gas treatment facilities, liquefied natural gas plants and cryogenic processes.

Services Offered

Engineering and Design

We provide a broad range of engineering, design and design-related services to our customers. Our engineering capabilities include civil, structural, mechanical, and electrical. For each project, we identify the project requirements and then integrate and coordinate the various design elements. Other critical tasks in the design process may include value analysis and the assessment of construction and maintenance requirements.

Construction, Procurement and Maintenance

We provide construction and construction management services. We often manage the procurement of materials, subcontractors and craft labor. We believe we have significant expertise in effectively and efficiently managing this total process. Depending on the project, we may function as the primary contractor or as a subcontractor to another firm or as a construction manager, engaged by the customer to oversee another contractor’s compliance with design specifications and contracting terms. Under operation and maintenance contracts, we perform repair, renovation, predictive and preventative services to customer facilities worldwide.

Consulting

We provide technical and economic analysis and recommendations to owners, investors, developers, operators and governments, primarily in the global power generation industry. Our services include competitive market valuations, asset valuations, assessment of stranded costs, plant technical descriptions and energy demand modeling. We have particular expertise in the electronic simulation and analysis of power transmission and distribution systems.

Technology

Our world class proprietary olefin and refinery technologies, coupled with the Badger associations and a polyolefins alliance with British Petroleum, allow us to offer clients an integrated refinery and petrochemicals solution. The combined S&W/Badger team, in conjunction with key alliance partners, offers leading technology in many sectors of the refining and petrochemical industry.

Environmental & Infrastructure Segment

Our E&I segment provides services that include the identification of contaminants in soil, air and water and the subsequent design and execution of remedial solutions. The segment also provides project and facilities management capabilities and other related services to non-environmental civil construction, watershed restoration and the outsourcing privatization markets. Federal, state and local governmental entities and commercial industrial companies are the primary customers for our E&I segment.

Environmental

Federal:    The core service of our federal business is the delivery of environmental restoration and regulatory compliance services to U.S government agencies, such as the DOD, the Department of Energy (“DOE”), the Environmental Protection Agency (“EPA”), and the Government Services Administration (“GSA”). Environmental restoration activities are centered on engineering and construction services to support customer compliance with the requirements of the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”), and the Resource Conservation and Recovery Act of 1976 (“RCRA”). Regulatory compliance activities are centered on providing professional services to meet the requirements of the Clean Water Act, Clean Air Act, Toxic Substances Control Act, and RCRA. For the DOE, we are presently working on several former nuclear-weapons production facilities where we provide engineering, construction and construction management for nuclear activities. For the DOD, we are involved in projects at several Superfund sites and several FUSRAP (Formerly Utilized Sites Remedial Action Program) sites managed by the U.S. Army Corps of Engineers. For the Department of the Army, we are working on the chemical demilitarization program at several sites. The DOD is increasingly using performance based contract vehicles, including guaranteed fixed- price contracts, wherein we assume responsibility for cleanup and regulatory closure of contaminated sites for a firm fixed-price. We purchase environmental insurance to provide protection from unanticipated cost growth due to unknown site conditions, changes to regulatory requirements and other project risks. As of August 31, 2003, one contract with backlog of $50.0 million, or 1% of our total backlog, contained these performance based contract vehicles.

As a part of our homeland security programs, we have provided emergency support services to numerous federal agencies (and private-sector clients) in response to anthrax contamination at a number of high profile sites. The services we provide for anthrax and other biological agent contamination include sampling, analyzing samples, providing other laboratory services, decontaminating and cleaning buildings and equipment, air monitoring and modeling, disposing of contaminated waste and providing risk assessment and engineering and logistical support, as well as playing a leading role in investigating, developing and testing innovative decontamination techniques to help minimize and eliminate such contamination.

A significant portion of future DOD and DOE environmental expenditures will be directed to cleaning up hundreds of domestic and international military bases and to restoring former nuclear weapons facilities. The DOD has stated that there is a need to ensure that the hazardous wastes present at these sites, often located near population centers, do not pose a threat to the surrounding population. Further, in connection with the closure of many military bases, there are economic incentives and benefits resulting from environmental restoration that enable these sites to be developed commercially by the private sector. The DOE has long recognized the need to stabilize and safely store nuclear weapons materials and to clean up areas contaminated with hazardous and radioactive waste.

Commercial:    Commercial services provides environmental consulting, engineering and construction services to private-sector and state/local government customers. The business is comprised of three groups: the Commercial Consulting and Engineering, the Construction and the Science and Technology Groups. Core services of the Commercial Consulting and Engineering and Construction Groups include engineering, consulting and turnkey management services. These services include complete life cycle management, construction management, operation and maintenance (O&M) services, and environmental services including emergency response and high hazard and toxic waste cleanups and on-site remedial activities. Through its three groups, commercial services provides full service capability, including site selection, permitting, design, build, operation, decontamination, demolition, remediation and redevelopment. This year, we added ports, harbors, and waterways clients and highly qualified economic, planning and engineering staff with global experience. Our services range from initial studies to designing and constructing in-water remediation projects, marine terminals and navigation improvements.

Additionally, the Science and Technology Group utilizes technology to solve environmental problems and these efforts are supported by three company-owned laboratories. This past year, we acquired the assets of Envirogen, Inc., a company noted for its bioreactor systems technology and expertise in the treatment of contaminated groundwater and wastewater. Specific applications include contaminants such as perchlorate, MTBE, and high strength waste streams from food, beverage, and pharmaceutical industries.

Solid Waste:    Our EMCON/OWT subsidiary provides turnkey services, including engineering, permitting, design/build construction, equipment fabrication, landfill products, sampling, monitoring, and facility and system operation and maintenance, principally to the owners and operators of municipal solid waste landfills. EMCON/OWT offers complete life cycle management of solid waste, employing capabilities that range from site investigation through landfill design and construction to post-closure operations and maintenance or redevelopment.

Environmental Liability Solutions:    Traditionally, environmental laws and tort laws have resulted in contractual terms that allocate environmental risks to the owner of the contaminated property. Innovative environmental insurance products now permit liability distribution that can reduce an owner’s contingent environmental liabilities. We were recently awarded a Fixed Price Remediation Insured (FPRI) indefinite delivery/indefinite quantity multiple award contract from a U.S. governmental agency. We are one of three designated companies selected to bid on upcoming task orders awarded under this contract, which has a potential shared value of up to $200 million. The Company has been awarded the first task order under this contract, which is valued at approximately $10 million. Additionally, the Company was selected as the sole bidder for another FPRI contract with a potential value of up to an additional $200 million. We believe several DOD agencies are moving rapidly in this direction for project delivery and this may represent a significant opportunity for us. We have created the “Shaw Insured Environmental Liability Distribution” or “SHIELD”™ program, a proprietary structured transaction that insures and distributes environmental liabilities for parties desiring to substantially reduce contingent environmental liabilities. We believe our experience in managing and negotiating blended finite risk, stop loss, and other environmental-related insurance products will enhance margins and improve our win-rates in our core environmental contracting business through the utilization of this program.

Infrastructure

We provide infrastructure services in support of federal government agencies, which have initiated reforms to improve operating efficiencies through outsourcing and privatization. Services are provided through four business lines focused on discrete segments of the market: Shaw Beneco, Facilities Management, Housing Privatization, and Transportation and Water.

Shaw Beneco:    Shaw Beneco provides construction management, design/build and general contracting for military housing, commercial and industrial facilities for the federal government and other clients. Shaw Beneco’s operations are organized in two segments by project delivery and contract type: Maintenance, Renovation and Repair (MRR) programs and Construction Projects. MRR programs include Job Order Contracts and the U.S. Air Force’s Simplified Acquisition of Base Engineering Requirements contracting methods, along with various forms of Indefinite Delivery/Indefinite Quantity contracts. Construction projects include stand-alone construction projects, design/build, and multiple award construction contracts.

Facilities Management:    The Facilities Management business line provides integrated management services to federal customers. These services traditionally include operating logistics facilities and equipment, providing public works maintenance services, operating large utilities systems, managing engineering organizations, supervising construction, operating and maintaining housing, and maintaining public safety services including police, fire and emergency services. Customers include the DOE, NASA, the Army, the Air Force, and the Navy.

Housing Privatization:    The Housing Privatization business line provides integrated services for the DOD’s Military Housing Privatization Initiative, including property ownership; project financing; development; design/construction; and daily property management and maintenance services. This is a relatively new market that has developed in recent years as a result of the DOD’s need to retain personnel by providing quality housing to service members and their families.

Traditionally the DOD has maintained most of its own facilities and support systems, but it is now in the process of transferring many of these responsibilities to private contractors and private owners. A privatization market has been created by the government’s sales of assets or revenue streams, such as military housing, electric, water and wastewater utilities on a military base, to private companies, which are then responsible for maintenance and operation of site activities currently conducted by government personnel. Additionally, the Office of Management and Budget has an initiative to force agencies to follow the DOD’s lead and begin to streamline their operations. A key driver of growth in the upcoming years will be the outsourcing of activities within the civilian federal agencies.

Transportation and Water:    Demand in the transportation infrastructure sector is driven by governmental appropriation programs which are typically multi-year in scope. For 2003, $7.2 billion in federal transit spending was proposed. In the infrastructure industry, we have particular expertise in rail transit systems, including subways. We also participate in selected tunnel, bridge, airport and highway projects. In the water sector, we provide engineering, and construction management services to local government agencies, often through alliances with other firms. Demand for our services in the water and wastewater business is driven by local government spending to upgrade and expand water and wastewater processing capacity. Recent projects include: construction management for the Metro West Water Supply Tunnel in Massachusetts; construction management for a leachate migration system at the Fresh Kills landfill in New York; and engineering and construction for a membrane water treatment plant in Florida.

Internationally, our services are offered principally through our Roche subsidiary, located in Quebec, Canada. Through Roche, we also arrange financing to develop infrastructure projects in industrialized and developing countries. We have an extensive network of local affiliates, which allows us to effectively serve customers in regions where we do not have a local presence.

Fabrication, Manufacturing and Distribution Segment

The Fabrication, Manufacturing and Distribution segment provides integrated piping systems and services for new construction, site expansion and retrofit projects for industrial plants and manufactures and distributes specialty stainless, alloy and carbon steel pipe fittings. We believe we are the largest supplier of fabricated piping systems for power generation facilities in the United States and a leading supplier worldwide. In process facilities, piping systems are the critical path to convert raw or feedstock materials to products. We fabricate fully integrated piping systems and provide a full range of engineering, procurement and construction services for process customers around the world.

Piping system integration accounts for a significant portion of the total man-hours associated with constructing a power generation or a materials processing facility. We provide fabrication of complex piping systems from raw materials including carbon steel, stainless steel and other alloys, such as nickel, titanium and aluminum. We fabricate pipe by cutting it to length, welding fittings on the pipe and bending the pipe, each to precise customer specifications. We currently operate pipe fabrication facilities in Louisiana, South Carolina, Texas, Utah, Virginia, Oklahoma (where operations have been substantially reduced as a result of decreased demand), the United Kingdom, Venezuela (our pipe fabrication facility was closed due to political unrest during 2003), and two joint ventures: Bahrain (49% interest) and China (50% interest). Our fabrication facilities are capable of fabricating pipe ranging in diameter from ½ inch to 72 inches, with overall wall thicknesses from 1/8 inch to 7 inches. We can fabricate pipe assemblies up to 100 feet in length and weighing up to 45 tons.

We believe our induction pipe bending technology is one of the most advanced, sophisticated, and efficient technologies available, and we utilize this technology and related equipment to bend pipe and other carbon steel and alloy items for industrial, commercial and architectural applications. Pipe bending can provide significant savings in labor, time and material costs, as well as product strengthening. We are embarking on a robotics program which we believe will result in productivity and quality levels not previously attained in this industry. The first of many robotic systems will go into production in the first quarter of 2004.

We manufacture specialty stainless, alloy and carbon steel pipe fittings for use in pipe fabrication. These pipe fittings, which are used primarily by the power generation and process industries, include stainless and other alloy elbows, tees, reducers and stub ends ranging in size from ½ inch to 48 inches and heavy wall carbon and chrome elbows, tees, caps and reducers with wall thicknesses of up to 3½ inches.

We operate a manufacturing facility in Shreveport, Louisiana, which sells its products to our ECM segment’s operations and to third parties. Manufacturing pipe fittings enables us to realize greater efficiencies in the purchase of raw materials, reduces overall lead times and lowers total installed costs.

We also operate several distribution centers in the U.S., which distribute our products and products manufactured by third parties. Demand for the segment’s products is typically dependent upon capital projects in the power generation and process industries.

Segment Financial Data and Export Sale Information

See Note 15 of the notes to our consolidated financial statements incorporated by reference in this prospectus supplement for detailed financial information regarding each business segment and export sale information.

Revenues By Industry and Geographic Region

Our revenues by industry in our two most recent fiscal years approximated the following amounts:

	Year Ended August 31,
	2003		2002
	in millions	%	in millions	%
Industry
Power Generation	$1,550.0	47%	$2,237.5	71%
Environmental & Infrastructure	1,203.8	36	489.8	15
Process Industries	440.5	13	258.6	8
Other Industries	112.5	4	184.8	6

	$3,306.8	100%	$3,170.7	100%

Process industries include chemical and petrochemical processing and crude oil refining sales. Other industries include oil and gas exploration and production.

The major industries in which we operate are cyclical. Because our customers typically participate in a broad portfolio of industries, our experience has been that downturns in one industry sector may be mitigated by opportunities in another sector.

Our revenues by geographic region in our two most recent fiscal years approximated the following amounts:

	Year Ended August 31,
	2003		2002
	in millions	%	in millions	%
Geographic Region
United States	$2,812.2	85%	$2,756.3	87%
Asia/Pacific Rim	221.6	7	148.3	5
Canada	127.7	4	108.2	4
Europe	102.1	3	103.7	3
South America and Mexico	15.2	0.5	27.8	1
Middle East	12.0	—	10.8	—
Other	16.0	0.5	15.6	—

	$3,306.8	100%	$3,170.7	100%

Backlog

The following table breaks out backlog in the following industry sectors, geographic regions and business segments for the periods indicated.

	At August 31,
	2003		2002
	in millions	%	in millions	%
Industry Sector
Environmental & Infrastructure	$2,783.9	59%	$2,313.7	41%
Power Generation	1,399.7	29	2,690.2	48
Process Industries	529.1	11	497.8	9
Other Industries	38.6	1	103.0	2

	$4,751.3	100%	$5,604.7	100%

Geographic Region
Domestic	$4,310.7	91%	$5,080.9	91%
International	440.6	9	523.8	9

	$4,751.3	100%	$5,604.7	100%

Business Segments
Environmental & Infrastructure	$2,783.9	58%	$2,313.7	41%
Engineering, Construction and Maintenance	1,868.3	40	3,017.0	54
Fabrication, Manufacturing and Distribution	99.1	2	274.0	5

	$4,751.3	100%	$5,604.7	100%

We estimate that approximately 36% of our backlog at August 31, 2003 will be completed in fiscal 2004. Our backlog at August 31, 2003, does not include our recently announced $565.0 million fixed-price EPC contract to build a combined-cycle power plant in Queens, New York which was signed in September, 2003. We expect to include this project in our backlog, if and when financing for this project is obtained.

Our backlog is largely a reflection of the broader economic trends being experienced by our customers and is important to us in anticipating our operational needs. Backlog is not a measure defined in generally accepted accounting principles and our methodology for determining backlog may not be comparable to the methodology used by other companies in determining their backlog. We cannot assure you that revenues projected in our backlog will be realized, or if realized, will result in profits. See “Risk Factors.”

ECM Segment—We define our backlog in the ECM segment to include projects for which we have received a commitment from our customers. This commitment typically takes the form of a written contract for a specific project, a purchase order, or a specific indication of the amount of time or material we need to make available for a customer’s anticipated project. Certain backlog engagements are for particular products or projects for which we estimate anticipated revenue, often based on engineering and design specifications that have not been finalized and may be revised over time. Our backlog for maintenance work is derived from maintenance contracts and our customers’ historic maintenance requirements.

Many of the contracts in backlog provide for cancellation fees in the event customers cancel projects. These cancellation fees usually provide for reimbursement of our out-of-pocket costs, revenue associated with work performed prior to cancellation and a varying percentage of the profits we would have realized had the contract been completed.

E&I Segment—Our E&I segment’s backlog includes the value of awarded contracts and the estimated value of unfunded work. This unfunded backlog generally represents various (federal, state and local) government project awards for which the project funding has been partially authorized or awarded by the relevant government authorities (e.g., authorization or an award has been provided for only the initial year or two of a multi-year project). Because of appropriation limitations in the governmental budget processes, firm funding is usually made for only one year at a time, and, in some cases, for periods less than one year, with the remainder of the years under the contract expressed as a series of one-year options. Amounts included in backlog are based on the contract’s total awarded value and our estimates regarding the amount of the award that will ultimately result in the recognition of revenue. These estimates are based on our experience with similar awards and similar customers and average approximately 75% of the total unfunded awards. Estimates are reviewed periodically and appropriate adjustments are made to the amounts included in backlog and in unexercised contract options. Our backlog does not include any awards (funded or unfunded) for work expected to be performed more than five years after the date of our financial statements. The amount of future actual awards may be more or less than our estimates.

Types of Contracts

We focus our engineering, procurement and construction activities on cost-reimbursable and negotiated fixed-price work with well-established clients. We believe these types of contracts reduce our exposure to unanticipated and unrecoverable cost overruns. Fixed-price contracts are generally obtained by direct negotiation rather than by competitive bid. We have entered into fixed-price or unit-price contracts on a significant number of our domestic piping contracts and substantially all of our international piping projects. At August 31, 2003, approximately 77% of our backlog was comprised of cost-reimbursable contracts, 21% were fixed-price contracts and 2% were unit-price contracts.

Our fixed-price contracts include the following:

•	Firm fixed-price contract—A contract in which the price is not subject to any adjustment by reason of our cost experience or our performance under the contract. As a result, we benefit from costs savings while generally being unable to recover any cost overruns on these contracts.

•	Maximum price contract—A contract which provides at the outset for an initial target cost, an initial target profit, and a price ceiling. The price is subject to adjustment by reason of our cost experience but, in no event, would the adjustment exceed the price ceiling established in the contract. In addition, these contracts usually include provisions whereby we share costs savings with our clients. As a result, we partially benefit from costs savings while we generally are unable to recover any costs overruns in excess of the ceiling price.

•	Unit-price contract—A contract under which we are paid a specified amount for every unit of work performed. A unit-price contract is essentially a firm fixed-price contract with the only variable being units of work performed. Variations in unit-price contracts include the same type of variations as firm fixed-price contracts. We are normally awarded these contracts on the basis of a total price that is the sum of the product of the specified units and unit prices.

Our cost-reimbursable contracts include the following:

•	Cost-plus contract—A contract under which we are reimbursed for allowable or otherwise defined costs incurred plus a fee or mark-up that represents profit. These contracts usually require that we use our best efforts to accomplish the scope of the work within a specified time; otherwise, we could be assessed liquidated damages. The contracts may also include incentives for various performance criteria including areas as quality, timeliness, ingenuity, safety and cost-effectiveness.

•

Target price contract—A contract under which we are reimbursed for costs plus a fee consisting of two parts: (i) a fixed amount which does not vary with performance and (ii) an award amount based on the cost-effectiveness of the project. As a result, we are generally able to recover any cost overruns on these contracts; however, we can be assessed liquidated damages for late delivery or the failure to meet certain performance criteria.

United States Government contracts are typically awarded through competitive bidding or negotiations pursuant to federal procurement regulations and involve several bidders or offerors. Government contracts also typically have annual funding limitations and are limited by public sector budgeting constraints. Government contracts often may be terminated at the discretion of the government agency with payment of compensation only for work done and commitments made at the time of termination. In the event of termination, we generally receive some allowance for profit on the work performed. Many of these contracts are multi-year Indefinite Delivery Order agreements. These programs provide estimates of a maximum amount the agency expects to spend, and our program management and technical staffs work closely with the client to define the scope and amount of work required. Although these contracts do not initially provide us with any specific amount of work, as projects are defined, the work may be awarded to us without further competitive bidding.

Although we generally serve as the prime contractor on our federal government contracts, or as part of a joint venture which is the prime contractor, we also serve as a subcontractor to other prime contractors. With respect to bidding on large, complex environmental contracts, we have entered into and may continue to enter into joint venture or teaming arrangements with competitors.

Also, U.S. Government contracts generally are subject to oversight audits by government representatives, to profit and cost controls and limitations, and to provisions permitting modification or termination, in whole or in part, without prior notice, at the government’s convenience. Government contracts are subject to specific procurement regulations and a variety of socio-economic and other requirements. Failure to comply with such regulations and requirements could lead to suspension or debarment, for cause, from future government contracting or subcontracting for a period of time. Among the causes for debarment are violations of various statutes, including those related to employment practices, the protection of the environment, the accuracy of records and the recording of costs.

Our alliance agreements expedite individual project contract negotiations through means other than the formal bidding process. These agreements typically contain a standardized set of purchasing terms and pre-negotiated pricing provisions and often provide for periodic price adjustments. Alliance agreements allow our customers to achieve greater cost efficiencies and reduced cycle times in the design and fabrication of complex piping systems for power, chemical and refinery projects. In addition, while these agreements do not typically contain committed volumes, we believe that these agreements provide us with a steady source of new projects and help minimize the impact of short-term pricing volatility.

Customers and Marketing

Our customers are principally major multi-national industrial corporations, independent and merchant power providers, governmental agencies and equipment manufacturers.

For the year ended August 31, 2003, we had revenues from entities owned or controlled by PG&E National Energy Group, Inc. of approximately $435.9 million, which represented approximately 24% of our ECM segment’s revenues and 13% of our total revenues. Also, we had total revenues from U.S. Government agencies or entities owned by the U.S. Government of approximately $948.9 million (29% of our total revenues) that included E&I segment revenues totaling approximately $815.0 million (68% of segment revenues).

For the year ended August 31, 2002, we had revenues from PG&E National Energy Group, Inc. of approximately $676.0 million, which represented approximately 30% of our ECM segment revenues and 21% of total revenues. Also, we had total revenues from U.S. Government agencies or entities owned by the U.S.

Government of approximately $363.0 million (11% of our total revenues) that included E&I segment revenues totaling approximately $203.0 million (41% of segment revenues).

Additionally, as of August 31, 2003, approximately 67% of our total backlog, and approximately 89% of the E&I segment’s backlog, is with U.S Government agencies or entities owned by the U.S. Government. Contracts with five separate commercial customers of the ECM segment represent approximately 26% of our backlog at August 31, 2003.

We conduct our marketing efforts principally with an in-house sales force. In addition, we engage independent contractors as agents to market to certain customers and territories. We pay our sales force a base salary plus, when applicable, an annual bonus. We pay our independent contractors on a commission basis which may also include a monthly retainer.

Raw Materials and Suppliers

For our engineering, procurement and construction services, we often rely on third party equipment manufacturers and subcontractors to complete our projects. We are not substantially dependent on any individual third party to support these operations.

Our principal raw materials for our pipe fabrication operations are carbon steel, stainless steel and other alloy piping, which we obtain from a number of domestic and foreign primary steel producers. The market for most raw materials is extremely competitive, and our relationships with suppliers are strong. Certain types of raw materials, however, are available from only one or a few specialized suppliers. Our inability to obtain materials from these suppliers could jeopardize our ability to timely complete a project or realize a profit.

We purchase directly from manufacturers, or manufacture ourselves, a majority of our pipe fittings. These arrangements generally lower our pipe fabrication costs because we are often able to negotiate advantageous purchase prices as a result of the volumes of our purchases. If a manufacturer is unable to deliver the materials according to the negotiated terms, we may be required to purchase the materials from another source at a higher price. We keep items in stock at each of our facilities and transport items between our facilities as required. We obtain more specialized materials from suppliers when required for a project.

Industry Certifications

In order to perform fabrication and repairs of coded piping systems, our domestic construction operations and fabrication facilities, as well as our subsidiaries in Derby, U.K. and Maracaibo, Venezuela, maintain the required American Society of Mechanical Engineers (“ASME”) certification (U & PP stamps). The majority of our fabrication facilities, as well as our subsidiaries, in Derby, U.K. and Maracaibo, Venezuela have also obtained the required ASME certification (S stamp) and the National Board certification (R stamp). The Laurens, South Carolina facility is registered by the International Organization of Standards (ISO 9002). Substantially all of our North American engineering operations, as well as our UK operations, are also registered by the International Organization of Standards (ISO 9001), as are our pipe support fabrication and distribution facilities (ISO 9002).

The Laurens, South Carolina facility also maintains a nuclear piping ASME certification (NPT stamp) and is authorized to fabricate piping for nuclear power plants and to serve as a material organization to manufacture and supply ferrous and nonferrous material.

Patents, Trademarks and Licenses and Other Intellectual Property

We have several items that we believe constitute valuable intellectual property. We consider our computerized project control system, SHAW-MAN™, to be a proprietary asset. We believe that our Stone & Webster subsidiary has a leading position in technology associated with the design and construction of plants that produce ethylene, which we protect and develop with license restrictions and a research and development program. Our Power Technologies Inc. (PTI) subsidiary is the owner of a recently issued patent for a line rating monitor, sold as the ThermalRate® System. The ThermalRate System allows transmission and distribution lines to carry more power while maintaining high reliability and safety. For lines that thermally limit power flow, the ThermalRate System is a cost-effective solution which can avoid physical modifications of the lines.

Through the acquisition of the Badger® technologies, we have obtained several technology partnerships. In the key area of zeolite catalysis, the association with ExxonMobil Chemical has resulted in the successful development of the world’s leading technologies to produce ethyl benzene and cumene, which are available for license through Badger Licensing LLC, our joint venture with ExxonMobil Chemical. Complementing this relationship in alkylation is the licensing of the Fina/Badger Styrene Monomer Technology, a relationship that has spanned 40 years. In the area of gas to liquids, we are the exclusive provider of front end/basic engineering for Sasol’s Fischer-Tropsch technologies.

Through our acquisition of the assets of the IT Group, we have acquired certain patents that are useful in environmental remediation and related technologies. The technologies include the Biofast® in-situ remediation method, a vacuum extraction method for treating contaminated formations, and a method for soil treatment which uses ozone. The IT Group acquisition also included the acquisition of proprietary software programs that are used in the management and control of hazardous wastes and the management and oversight of remediation projects.

Competition

The markets served by both our ECM and E&I segments are highly competitive and for the most part require substantial resources and highly skilled and experienced technical personnel. A large number of regional, national and international companies are competing in the markets we serve, and certain of these competitors have greater financial and other resources than us. Further, we are a recent entrant into certain areas of these businesses, and certain competitors possess substantially greater experience, market knowledge and customer relationships than us.

In pursuing piping, engineering and fabrication projects, we experience significant competition in both international and domestic markets. In the United States, there are a number of smaller pipe fabricators while, internationally, our principal competitors are divisions of large industrial firms. Some of our competitors, primarily in the international sector, have greater financial and other resources than us.

Employees

At August 31, 2003, we employed approximately 14,800 employees, and approximately 2,200 of these employees were represented by labor unions pursuant to collective bargaining agreements. We also employ union labor from time to time on a project-specific basis. We believe that the current relationships with our employees (including those represented by unions) are satisfactory. We are not aware of any circumstances that are likely to result in a work stoppage at any of our facilities. As of August 31, 2003, one of our labor union collective bargaining agreements was scheduled to be renegotiated in September 2003; however, an extension of time was granted through October 31, 2003.

At August 31, 2003, of our total employees, approximately 1,100 work in our wholly-owned subsidiaries in Canada and 1,100 work in the United Kingdom.

Environmental Laws and Regulations

We are subject to environmental laws and regulations, including those concerning emissions into the air, discharges into waterways, generation, storage, handling, treatment and disposal of hazardous materials and wastes and health and safety.

The environmental, health and safety laws and regulations to which we are subject are constantly changing, and it is impossible to predict the effect of such laws and regulations on us in the future. We believe that we are in substantial compliance with all applicable environmental, health and safety laws and regulations. To date, our costs with respect to environmental compliance have not been material, and we have not incurred any material environmental liability. However, we cannot assure you that we will not incur material environmental costs or liabilities in the future. For more information on the impact of environment regulation upon our businesses, see “Risk Factors.”

Litigation and Other Contingencies

NRG—Pike

During the fourth quarter of 2002, one of our customers, LSP-Pike Energy, LLC (“Pike”), notified us that it would not pay a scheduled milestone billing on the required due date of August 4, 2002. Pike is a subsidiary of NRG Energy, Inc. (“NRG”), which was at the time owned by Xcel Energy, Inc. (“Xcel”). On September 4, 2002, in accordance with the terms of the contract, we notified Pike that it was in breach of the terms of the contract for nonpayment and terminated the contract. On October 17, 2002, we filed an involuntary petition for liquidation of Pike under Chapter 7 of the U.S. Bankruptcy Code in the U. S. Bankruptcy Court for the Southern District of Mississippi, Jackson Division. Then, on May 14, 2003, NRG and certain affiliates filed voluntary petitions under Chapter 11 of the Bankruptcy Code in the U. S. Bankruptcy Court for the Southern District of New York. Prior to the contract termination, we had commitments and agreements to purchase equipment for the project and had entered into agreements with subcontractors to perform work on the project. Some of the commitments and agreements contain cancellation clauses that may require payment or settlement provisions. The sum of the amounts we have incurred or are committed to incur in excess of amounts previously collected from Pike and the profit recorded on the project is approximately $45 million. We have reduced this amount from our original estimate of $75 to $80 million as we have reached settlements with subcontractors, vendors and others. Of the $45.0 million, approximately $17.5 million remains unpaid at August 31, 2003.

On October 3, 2003, we reached an agreement for the settlement of our claims related to the cancellation of the Pike project. The agreement provides that, among other consideration, we will receive a fixed claim of $35.0 million in the pending bankruptcy of NRG (which we have valued at $14.7 million) and we will retain ownership of the Pike project site, land and materials and equipment (excluding the turbines), which we have valued at approximately $30.0 million based on our assessment of the current market for this type of equipment, net of $10 million of costs to be incurred should the company elect to take delivery of certain equipment. Portions of this settlement are subject to or dependent upon approval of the bankruptcy court, which we expect to be approved.

The value of the consideration received in the settlement agreement plus cash previously received from Pike is expected to equal the costs incurred and profit recognized on the project; therefore, no gain or loss was recognized on the settlement. Because the contract was terminated on September 4, 2002, no revenue or profit related to Pike was recognized in fiscal 2003. The value of the claim receivable of $14.7 million is included in accounts receivable and the value of the equipment and land of $30.0 million is included in other current assets as of August 31, 2003. We expect to sell or use the equipment to generate revenue and have targeted specific project opportunities where this equipment could be installed. In October 2003, we accepted an offer to sell our $35.0 million claim for net proceeds of $14.7 million. After completion of appropriate documentation, funding of the sale will take place, on a recourse basis, pending final bankruptcy court approval of the settlement discussed above.

NEG—Covert & Harquahala

Early in fiscal 2002, we entered into two target price contracts with a customer, PG&E National Energy Group, Inc. (NEG), and its project entities, to provide EPC services for two gas-fired combined cycle power plants in Covert, Michigan and Harquahala Valley, Arizona. In October 2002, the parent company of NEG, PG&E Corp (“PG&E”), announced that NEG had notified its lenders it did not intend to make further equity contributions required under the credit facility to fund the Covert and Harquahala projects. We believed that this notice raised doubt about whether we would continue to be paid for the work we performed under these target price contracts.

In May 2003, after extensive negotiations with NEG’s project entities, NEG, and the lenders, all parties reached a definitive agreement for settlement of claims related to the Covert and Harquahala projects. The settlement provided for fixed-price EPC contracts which increased the original target price for both projects by a total of $65.0 million, termination of the target priced components of the original agreements which provided for recovery of costs in excess of the fixed-price contracts, dismissal of pending legal proceedings, and our release of claims based on existing change orders and the incurrence of other additional costs, and extension of the schedule for completion of the projects. The revised schedule provided for us to complete the Harquahala project in September 2003 and the Covert project in December 2003. We expect to achieve substantial completion at the Harquahala project in November 2003 and at the Covert project in January 2004, and we have included expected costs of liquidated damages from the delayed completion dates in our cost estimates. NEG paid us $32.5 million in May 2003, as a result of this settlement and required us to post a letter of credit in their favor for the same amount.

As of August 31, 2003, we have recorded claims and backcharges totaling $49.3 million against vendors and subcontractors related to these two projects. Based on our evaluation and the advice of legal counsel, we believe we have a strong basis for claims and backcharges (including claims against vendors based on their delivery of incomplete and/or defective equipment and claims against various subcontractors for their delays in providing services) in excess of the recorded amounts; however, recovery of the claims and backcharges is dependent upon our negotiations, arbitration and litigation with several subcontractors, vendors and equipment manufacturers. If we ultimately collect amounts different from the amounts recorded, we will recognize the difference as income or a loss. We cannot assure you as to the outcome of these claims and backcharges.

During 2003, we recognized a loss of $42.8 million (which includes a $30.0 million loss recorded in the second quarter of 2003) on these two projects, $33.1 million of which was reversal of profit recognized prior to 2003. We will incur additional costs on these projects for which we expect to be reimbursed as they wind down in November and December of 2003.

Although NEG filed for Chapter 11 bankruptcy in July 2003, the project entities that own these two projects are not included in the bankruptcy proceedings and we do not believe NEG’s current financial position will negatively impact future payments to us related these projects.

AES—Wolf Hollow

On March 8, 2002, AES Frontier, L.P. and AES Wolf Hollow, L.P. (collectively “AES”) entered into a series of contracts (collectively the “EPC contract”) with us to complete the engineering, design, procurement, and construction of a gas-fired, combined cycle power plant in Texas for an aggregate contract amount of $99.0 million. AES represented and warranted at the time of contracting with us that the project was 67% complete and that engineering was 99.8% complete, and we relied upon this stage of completion in contracting with AES.

At the time we entered into the EPC contract, the project’s provisional acceptance was scheduled for October 15, 2002; however, acceptance of this project was delayed. We believe the delay from October 15, 2002 was primarily due to (i) the significant overstatement of the percentage completion by AES and Parsons (the engineers on the project) at the time we entered into the contract; (ii) a fire that occurred in June of 2002 at the project site; and (iii) failure of a turbine during start-up testing in May 2003. We believe the project reached provisional acceptance on July 24, 2003, although AES did not agree to provisional acceptance until August 8, 2003. The contract terms include liquidated damages in the event of late completion of $120,000 per day from October 15, 2002 through June 1, 2003 and $185,000 per day thereafter until provisional acceptance occurs, for which AES has billed us $40.0 million in aggregate.

We were unable to resolve our claims with AES through the dispute resolution process called for in the contract with respect to a force majeure claim we made resulting from the fire and other change orders. On November 5, 2002, we filed suit against AES in the District Court of Hood County, Texas for breach of contract. On May 9, 2003, we added Parsons as a defendant and expanded the complaint to include claims related to misrepresentation. In June 2003, the AES Corporation was also added as a defendant. This case is scheduled for a jury trial in February 2005. The judge trying the case has indicated that this date is firm. Unless we reach a settlement prior to the trial date, we would not expect recovery of disputed amounts due from AES before 2005.

In excess of the original $99.0 million contract price, we have recorded claims receivable from AES of $25.4 million for additional costs incurred due to the fire, misrepresentation of the percentage of completion, disputed change orders and other claims. In addition, we have recorded receivables of approximately $7.2 million that we expect to recover from insurance proceeds related to the fire and backcharges from subcontractors and vendors.

Of the original $99.0 million contract price, AES has not paid $21.6 million of billed milestones and $7.0 million of retention. In addition, $13.6 million of milestones remain unbilled related to final completion and acceptance, which we expect to occur during October 2003. Under the terms of the EPC contract, AES, at its option, may pay up to $27.0 million of the contract price in subordinated notes or cash. The subordinated notes, $14.7 million of which were issued as of August 31, 2003 for payment of billed milestones, bear interest at prime plus 4% and mature in October 2009. We expect that substantially all of the remaining unbilled milestone amounts will be paid with subordinated notes. If any amounts under the notes are unpaid eight months following final acceptance of the project, the unpaid notes, plus a cash payment of the amounts, if any, paid on the notes through the conversion date, is convertible, at our option, into a 49.9% equity interest in the project.

Further, at the initiation of the project, we secured our obligations under the contract by providing letters of credit totaling $28.0 million and in August and September 2003, AES drew the full amount of the letters of credit. We have recorded an additional receivable of $28.0 million from AES for reimbursement of these draws, $14.0 million of which was receivable as of August 31, 2003. We recorded revenue of $43.1 million and loss of $2.3 million from this contract for the year ended August 31, 2003.

The following table summarizes contract amounts due from AES and claims recorded on the project including the $14.0 million letter of credit draw by AES in September 2003 (in millions):

Amounts due from AES:
Amounts remaining to be paid under the original contract terms:
Billed milestones receivable	$21.6
Subordinated Notes Receivable from AES	14.7
Retention receivable	7.0
Milestones unbilled at August 31, 2003 (to be billed upon completion of final testing and final acceptance)(1)	13.6

Total contractual amounts due from AES	56.9

Reimbursement of letter of credit draws	$28.0
Claims for additional costs incurred	25.4

Total amounts receivable from AES	110.3

Claims receivable from subcontractors and others	7.2

Total amounts receivable, excluding amounts related to liquidated damages described below	$117.5

(1)	Of the total milestones unbilled at August 31, 2003, $13.0 million could be paid by AES in Subordinated Notes.

These above amounts are recorded in the following balance sheet accounts:

Accounts receivable (1)	$71.3
Costs and estimated earnings in excess of billings on uncompleted contracts, including claims receivable	46.2

$117.5

(1)	Includes $14.0 million letter of credit draw by AES in September 2003. The balance included in our balance sheet at August 31, 2003 is $57.3 million.

If we collect amounts different than the amounts that we have recorded as receivables from AES of $110.3 million or if we collect amounts different than the amounts receivable from subcontractors and vendors of $7.2 million, then that difference would be recognized as income or loss.

AES has assessed and billed us approximately $40.0 million in schedule liquidated damages due to the late completion of the project. While we dispute or expect to recover the liquidated damages because late delivery was primarily due to the fire, misrepresentation of the percentage of completion and other delays caused by AES, subcontractors and vendors, we have recognized a reduction of revenue of approximately $8.0 million of liquidated damages billed to us. Of the remaining $32.0 million of liquidated damages, we have excluded $17.9 million from our cost estimates and we have recorded recoveries of approximately $14.1 million from subcontractors and vendors, including the turbine manufacturer.

The following table summarizes how we have accounted for the liquidated damages that AES has assessed on the project:

Amount of liquidated damages that have been included in costs	$8.0
Amounts related to liquidated damages that have been excluded from our recorded costs:
Liquidated damages relief from AES	$17.9
Liquidated damages to be reimbursed by subcontractors and vendors	14.1

32.0

Total liquidated damages assessed by AES	$40.0

If we are required to pay liquidated damages to AES of more than the $8.0 million that we have recorded and are unable to recover that excess amount from our subcontractors or vendors, then that difference would be recognized as income or loss.

Based on our evaluation and the advice of legal counsel, we believe it is probable we will recover at least the recorded amount of claims. We believe we have a strong basis for claims and backcharges in excess of the recorded amounts. However, recovery of the claims and other amounts is dependent upon negotiations with the applicable parties and the results of litigation. We cannot assure you as to the timing or outcome of these negotiations or results of litigation. We hold a mortgage on the project assets, second to the lenders, to secure AES obligations under the notes. We also filed a lien against the project in connection with our claims under the contract. We cannot assure you of the value of such lien or our ability to execute on such lien in a timely manner.

Other

Additionally, we have been and may from time to time be named as a defendant in legal actions claiming damages in connection with engineering and construction projects and other matters. These are typically actions that arise in the normal course of business, including employment-related claims, contractual disputes and claims for personal injury or property damage that occur in connection with our business. Such contractual disputes normally involve claims against us relating to the performance of equipment, design or other engineering services and project construction services. Although the outcome of lawsuits cannot be predicted and no assurances can be provided, we believe that, based upon information currently available, none of the now pending lawsuits, if adversely determined, would have a material adverse effect on our financial position or results of operations. However, we cannot guarantee such a result.

MANAGEMENT

The following table sets forth information about our executive officers and directors as of October 23, 2003. Each executive officer has been elected to serve until his successor is duly appointed or elected by the board of directors or his earlier removal or resignation from office. For purposes of this section, “we”, “us” and “our” refer only to The Shaw Group Inc.

Name	Age	Position
J. M. Bernhard, Jr.	49	Chairman of the Board of Directors and Chief Executive Officer
T. A. Barfield, Jr.	39	President and Chief Operating Officer, Director
Richard F. Gill	60	Executive Vice President and Chairman, Executive Committee, President of Stone & Webster, Inc.
Robert L. Belk	54	Executive Vice President and Chief Financial Officer
Gary P. Graphia	41	Secretary and General Counsel
Michael P. Childers	42	President, Engineering, Construction & Maintenance Division
Diana Severs Ferguson	44	President, Shaw Environmental & Infrastructure
David L. Chapman, Sr.	57	President, Fabrication & Manufacturing Division
R. M. Glover	50	President, Construction Division
Nicholas C. Gallinaro	63	President, Stone & Webster Process Division
Dorsey Ron McCall	55	President, Maintenance Division
Ebrahim Fatemizadeh	54	President, Stone & Webster Power Division
Albert D. McAlister	52	Director
L. Lane Grigsby	61	Director
David W. Hoyle	64	Director
John W. Sinders, Jr.	49	Director
William H. Grigg	70	Director
Charles E. Roemer, III	60	Director

J.M. Bernhard, Jr., our founder, has been Chief Executive Officer and a director of us since our inception in August 1987. Mr. Bernhard served as President from our inception until September 2003 and has been Chairman of our board since August 1990. Mr. Bernhard has spent over 21 years in the pipe fabrication business. Immediately prior to his position with us, Mr. Bernhard was Vice President and General Manager of Sunland Services, a pipe fabrication company, and served on the board of directors of Barnard and Burke Engineers & Constructors.

T. A. Barfield, Jr. has been employed with us since 1994, and has served us in various capacities, including our General Counsel and Secretary, Managing Director of Shaw U.K., President of Shaw APP, Senior Vice President of Special Projects and President of our Environmental & Infrastructure Division. Most recently, in September 2003, Mr. Barfield was named President and Chief Operating Officer and was also named to our board of directors. Prior to joining Shaw, Mr. Barfield practiced law with Vinson & Elkins L.L.P.

Richard F. Gill has been employed by us since 1997 when we acquired certain assets of MERIT Industrial Constructors, Inc. and other affiliated entities. Mr. Gill served as President of MERIT from its founding in January 1982 until the sale of its assets to us in 1997. MERIT was an industrial construction and maintenance firm based in Baton Rouge, Louisiana. Mr. Gill served as the President of Shaw Process and Industrial Group, Inc., our wholly-owned subsidiary, from March 1997 until August 1998, as our Senior Vice President in charge of International and Construction Operations from September 1998 until May 1999 and as our Chief Operating Officer from May 1999 until September 2003. In August 2000, Mr. Gill was appointed President of Stone &

Webster, Inc., our subsidiary. In September 2003, Mr. Gill was appointed Chairman of our Executive Committee. Mr. Gill has over 32 years of experience in the industrial construction and maintenance industry.

Robert L. Belk joined us in October 1998 as Executive Vice President and Chief Financial Officer. Prior to joining us, Mr. Belk served Ocean Energy, Inc. as its Executive Vice President of Administration from March 1998 until October 1998, as its Executive Vice President and Chief Financial Officer from June 1997 until March 1998, and as its Senior Vice President, Chief Financial Officer and Treasurer from 1993 until 1997. Prior to joining Ocean Energy, Mr. Belk was engaged in public accounting with national and local firms and as a sole-practitioner.

Gary P. Graphia has been employed by us since August 1999 as our Secretary and General Counsel. Prior to joining us, Mr. Graphia practiced law with Kean, Miller, Hawthorne, D’Armond, McCowan & Jarman, L.L.P., where he was a partner. Mr. Graphia entered the practice of law in 1991 after four years with Texas Commerce Bank, Houston, Texas, where he became an Assistant Vice President.

David L. Chapman, Sr., joined us in April 2002, as President of our Fabrication & Manufacturing Division. Mr. Chapman has over 32 years of experience in the industrial fabrication business. Mr. Chapman joined us from Turner Industries Group, a large industrial contracting company, where he served as President of International Piping Systems, Turner International Piping Systems, and International Painting Corporation. Prior to joining Turner in 1984, Mr. Chapman was employed by Texas Pipe Bending Company for 15 years where he served most recently as Vice President of Marketing.

Nicholas C. Gallinaro became employed by us in April 2002, as President of the Stone & Webster Process Division. Mr. Gallinaro joined us from Kellogg Brown & Root, Inc., a large engineering, procurement and construction, or EPC, company where he served since 1994, most recently as Senior Vice President of Onshore Operations. Prior to joining Kellogg Brown & Root, Mr. Gallinaro served as a Vice President of Raytheon Engineers & Constructors, another large EPC company.

Dorsey Ron McCall, President of our Maintenance Division, became employed by us in August 2002. Mr. McCall joined us from Turner Industries Group where he served for 23 years as Senior Vice President of Construction and Maintenance of the Western Division. Prior to joining Turner, Mr. McCall worked for CF. Braun Engineers for six years.

Michael P. Childers joined us in March 2003 as President of Stone & Webster Power Division. Mr. Childers formerly served as President of Entergy Asset Management and as Chief Operating Officer of Entergy Wholesale Operations. He has over 17 years in our industry and his experience includes senior level experience in power development, acquisition, marketing and trading, as well as managing long term, structured, power, and gas marketing and financial derivative transactions.

Diana Severs Ferguson joined the Company in October 2003 and serves as President of our Environmental & Infrastructure division. Ms. Severs Ferguson came to us following a 23-year career with Fluor Corporation. Most recently, she served as President, Defense Group, where she oversaw Fluor’s defense business with the federal government. Prior to this position, Ms. Severs Ferguson was Senior Vice President Sales, Marketing and Strategic Planning for Fluor’s Government Group.

R. M. Glover has been employed with us since March 2001, and served as Vice President Construction Operations. In March 2003, Mr. Glover was appointed President of our Construction Division. Mr. Glover has 27 years construction and engineering experience in the pulp and paper, mining, manufacturing, power, hydrocarbons, and commercial industries for projects foreign and domestic. Prior to joining Shaw, Mr. Glover served as President and CEO of Rust Constructors, Inc., the merit shop construction, government, and maintenance division of Washington Group International for 5 years and Division Manager of Fluor Daniel Heavy Industrial Operating Company from 1993 to 1997.

Ebrahim (Abe) Fatemizadeh joined us in September 2003 as President of our Stone & Webster Power Group. Prior to joining Shaw, Mr. Fatemizadeh was Vice President of Fluor Corporation where he was responsible for the management of global operations for Fluor’s Chemical Business Unit. Previously, Mr. Fatemizadeh was Senior Vice President of Operations and General Manager for Duke Fluor Daniel in Aliso Viejo, California.

Albert D. McAlister has been one of our directors since April 1990. Since 1975, Mr. McAlister has been a partner in the law firm of McAlister & McAlister, P.A. in Laurens, South Carolina. He served as chairman of the Democratic Party in South Carolina from 1990 until 1994.

L. Lane Grigsby has served as one of our directors since January 1995. Mr. Grigsby is Chairman of the Board of Cajun Constructors, Inc., for which he also served as President and Chief Executive Officer from April 1973 until June 1994. He has over 30 years of experience in the industrial construction industry. He also serves as an officer or director for several industry and charitable organizations, including the Associated Builders and Contractors and the Louisiana Association of Business and Industry.

David W. Hoyle has served as one of our directors since January 1995. For the past 13 years, he has been self-employed, primarily as a real estate developer. He has been a member of the Senate Chamber of the North Carolina General Assembly since 1992. Senator Hoyle is the Chairman of the Board of Directors of Citizens South Banking Corporation, a bank holding company, and is Chairman of the Board of Directors of its wholly-owned subsidiary, Citizens South Bank. Senator Hoyle also serves as a director of several private corporations as well as of several civic, educational and charitable organizations.

John W. Sinders, Jr. has served as one of our directors since March 1995. He has served as a Managing Director of Jefferies & Company, Inc., an investment banking firm, since November 2001. He served as a Managing Director of RBC Dominion Securities Corporation, an investment banking firm, from August 1999 to November 2001. From 1993 until 1999, Mr. Sinders served as an Executive Vice President of Jefferies. Mr. Sinders served as a Managing Director of Howard Weil Labouisse Friedrichs Incorporated, an investment banking firm, from 1987 until 1993. He was a member of the board of directors of Howard Weil from 1990 until 1993. Prior to joining Howard Weil, he was a partner with the McGlinchey, Stafford law firm in New Orleans, Louisiana.

William H. Grigg has served as one of our directors since January 1998. He is the retired Chairman of the Board and Chief Executive Officer of Duke Power Company, now Duke Energy Corporation, one of the world’s largest energy companies. Mr. Grigg began his career at Duke Power in 1963. He served as Chairman and Chief Executive Officer from April 1994 until June 1997. Prior to being elected Chairman, he served as Vice Chairman of the Board for three years. Mr. Grigg is on the board of directors of The Nations Fund family of mutual funds, Associated Electric and Gas Insurance Services Ltd. (a mutual casualty insurance company), Kuhlman Electric Company, Inc. and Faison Enterprises (a real estate development company). He is a member of several civic and charitable organizations serving on the Board of the Foundation for the Carolinas and as Chairman of the Lynwood Foundation.

Charles E. Roemer, III has served as one of our directors since January 2003. Mr. Roemer served as Governor of the State of Louisiana from 1988 to 1992. In 1980, Mr. Roemer was elected to the United States Congress to represent the 4th Congressional District of Louisiana, and served in that position for four terms. Mr. Roemer presently serves as the Interim President of The Business Bank, a wholesale business bank serving small and medium sized businesses and professionals in Louisiana, which he co-founded in 1998. In 1999, Mr. Roemer co-founded each of FG Group, L.L.C., a trading company between enterprises in the Far East and the United States and Bio-Prep, which specializes in the design and direct sale of information packages and protective kits for protection of individuals against bio-terrorist attacks. In 1998, he formed Roemer Development, a company designing, building and operating Continuous Care Retirement Communities in not-for-profit association with colleges and universities.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

L. Lane Grigsby, one of our directors, is the majority owner of a construction company which we have used on certain projects, primarily as a subcontractor. Mr. Grigsby also had a minority interest in a company that provided services to the contractor of our leased building, but has since divested himself of this interest. During fiscal 2002, we made total payments of approximately $20,825,000 to the two companies in which Mr. Grigsby had an interest, and owed one of the companies approximately $7,750,000 as of August 31, 2002. The contract with this construction company was terminated as a result of a project cancellation, and no payments were made pursuant to it in 2003. During fiscal 2001, we made payments of approximately $266,000 to one of these companies.

Effective August 1, 2002, we entered into a five-year watercraft lease agreement with a corporation owned by Dorsey Ron McCall, one of our executive officers. The lease was made in connection with Mr. McCall’s agreement to become employed by us, and the payments thereunder are $10,000 per month.

We have, from time to time, made loans to certain of our executive officers and/or entities in which such executive officers have a material interest. Each such loan in which the indebtedness exceeded $60,000 at any time since the beginning of fiscal 2003 is listed below with the following information indicated for each of (i) the name of the borrower; (ii) the nature of the borrower’s relationship with us; (iii) the largest amount of indebtedness outstanding at any time since September 1, 2002; (iv) the amount outstanding as of August 31, 2003; and (v) the interest rate charges thereon: (a)(i) David L. Chapman, Sr.; (ii) executive officer of The Shaw Group Inc.; (iii) $1,000,000; (iv) $1,000,000; (v) 0%; (b)(i) Nicholas C. Gallinaro; (ii) executive officer of The Shaw Group Inc.; (iii) $1,000,000; (iv) $1,000,000; (v) 0%; and (c)(i) Dorsey Ron McCall; (ii) executive officer of The Shaw Group Inc.; (iii) $750,000; (iv) $750,000; (v) 0%. The foregoing loans were all made in connection with the executives’ agreement to become or remain employed by us, are evidenced by written promissory notes or other evidences of indebtedness and will be forgiven by us in the event the executives remain employed by us for certain specified time periods, generally two to four years, but are repayable in the event such executives voluntarily terminate their employment prior to the expiration of such specified time periods.

Effective July 30, 2002, the Sarbanes-Oxley Act of 2002 prohibits the granting of any personal loans to or for the benefit of any of our executive officers and directors and the modification or renewal of any such existing personal loans. We have not granted any new personal loans or modified existing personal loans to or for executive officers and directors since the effective date of such provision.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated October 23, 2003, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC	7,500,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	7,500,000
Harris Nesbitt Gerard, Inc.	2,600,000
Credit Lyonnais Securities (USA) Inc.	1,000,000
BNP Paribas Securities, Corp.	1,000,000
Johnson Rice & Company L.L.C.	400,000

Total	20,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 3,000,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $0.30 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$0.50	$0.50	$10,000,000	$11,500,000
Expenses payable by us	$0.035	$0.033	$700,000	$750,000

At our request, the underwriters have reserved for sale, at the initial offering price, up to 120,000 shares for sale to J.M. Bernhard, Jr., Chairman of the Board of Directors and our Chief Executive Officer, T.A. Barfield, Jr., our President and Chief Operating Officer and a director of the Company, and David W. Hoyle, one of our directors. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of the offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus supplement.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC for a period of 90 days from and after the date of this prospectus supplement.

Our executive officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 90 days from and after the date of the final prospectus supplement used to sell the common stock to be issued by the Company pursuant to an underwriting agreement dated the date hereof between the Company and the representatives of the several underwriters named therein.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

The shares of common stock have been approved for listing on The New York Stock Exchange subject to official notice of issuance, under the symbol “SGR.”

The underwriters and certain of their affiliates perform various financial advisory, investment banking and commercial banking services for us and our affiliates from time to time, for which they receive reasonable and customary fees and commissions. Credit Suisse First Boston LLC is acting as dealer manager for the Tender Offer for our LYONs. In addition, affiliates of each of the underwriters are lenders under our bank credit facility. We are increasing availability under our Credit Facility by $50.0 million. An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated has provided a commitment with respect to $40 million of this increase and Merrill Lynch will receive a 0.75% commitment fee for this commitment and will also receive reasonable and customary fees and commissions in connection with the Credit Facility. An affiliate of Harris Nesbitt Gerard, Inc. has provided a commitment with respect to $10 million of this increase. Harris Nesbitt Gerard, Inc. will receive a customary fee for this commitment and will also receive reasonable and customary fees and commissions in connection with the Credit Facility. The amendment to the Credit Facility is conditioned upon the completion of a $200 million equity offering by the Company. As of October 14, 2003, Credit Suisse First Boston LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated and their respective affiliates owned approximately $4,000,000 and $37,379,000, respectively, in aggregate principal amount at maturity of LYONs. Accordingly, Credit Suisse First Boston LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated could receive such amounts in the Tender Offer, which is conditioned on and being funded with the proceeds of this offering.

In addition, Credit Suisse First Boston LLC is acting as financial advisor to the owners of Astoria Energy, LLC, the customer on our $565.0 million fixed-price EPC contract to build a combined-cycle power plant in Queens, New York. Our contract with Astoria Energy, LLC is subject to receipt of financing and our ability to obtain certain credit enhancements. Credit Suisse First Boston LLC will receive compensation from the owners of Astoria Energy, LLC based in part on the successful progress of the project, which will be enhanced by the completion of this offering and the amendment to the Credit Facility.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus supplement in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

LEGAL MATTERS

Certain legal matters in connection with the issuance of the common stock will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. The validity of the issuance of the common stock offered hereby and certain other legal matters arising under Louisiana law will be passed upon by Kantrow, Spaht, Weaver & Blitzer (A Professional Law Corporation), Baton Rouge, Louisiana. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements as of and for the years ended August 31, 2003 and 2002 included in our Annual Report on Form 10-K for the year ended August 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus supplement. Our financial statements as of and for the years ended August 31, 2003 and 2002 are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

The financial statements of The Shaw Group Inc. as of and for the fiscal years ended August 31, 2001 and 2000 incorporated by reference in this prospectus supplement have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report with respect thereto. Arthur Andersen LLP has not consented to the incorporation by reference of their report in this prospectus supplement. Because of Arthur Andersen LLP’s current financial position, you may not be able to recover against Arthur Andersen LLP for any claims you may have under securities or other laws as a result of Arthur Andersen LLP’s activities during the period in which it acted as our independent public accountants. See “Risk Factors — Your ability to recover from our former auditors, Arthur Andersen LLP, for any potential financial misstatements is limited.”

Change in Independent Auditors

On June 26, 2002, we dismissed Arthur Andersen LLP as our independent auditors and engaged Ernst & Young LLP to serve as our independent auditors for the fiscal year ended August 31, 2002. The Arthur Andersen LLP dismissal and the Ernst & Young LLP engagement were recommended by our audit committee and approved by our board of directors and became effective immediately upon such approval.

Arthur Andersen LLP’s reports on our consolidated financial statements for each of the fiscal years ended August 31, 2001 and August 31, 2000 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended August 31, 2001 and August 31, 2000 and through June 26, 2002, there were (i) no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement(s), if not resolved to Arthur Andersen LLP’s satisfaction would have caused Arthur Andersen LLP to make a reference to the subject matter of the disagreement(s) in connection with Arthur Andersen LLP’s report or (ii) no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K, except for notification from Arthur Andersen LLP in connection with the audit of our August 31, 2000 financial statements that the accounting system of Stone & Webster contained certain material weaknesses in internal accounting controls. We completed our acquisition of substantially all of the assets and liabilities of Stone & Webster in a bankruptcy proceeding on July 14, 2000, and eliminated the weaknesses during fiscal 2001. As a result thereof, Arthur Andersen LLP did not include these matters in its management letter for the audit for the fiscal year ended August 31, 2001.

We have previously provided Arthur Andersen LLP with a copy of the foregoing disclosures, and Arthur Andersen LLP has delivered to us a letter dated June 26, 2002 stating that it has found no basis for disagreement with such statements.

During each of the fiscal years ended August 31, 2001 and August 31, 2000 and through June 26, 2002, we did not consult Ernst & Young LLP with respect to the application of accounting principles to a specified transaction, whether completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

PROSPECTUS

The Shaw Group Inc.

Preferred Stock

Common Stock

Warrants

Our original prospectus provided that we could offer and sell the securities listed above with an aggregate offering price up to $400.0 million in connection with this prospectus. As a result of a previous offering made pursuant to this prospectus, $246.4 million remains available for offer and sale by us pursuant to this prospectus. We will provide specific terms of these offerings and securities in supplements to this prospectus.

The original prospectus provided that certain selling shareholders named therein could offer and sell from time to time up to 2,231,773 shares of our common stock in connection with this prospectus. As a result of a previous offering made pursuant to this prospectus, no shares of our common stock remain available for offer and sale by the selling shareholders pursuant to this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

This prospectus is dated October 23, 2003.

ABOUT THIS PROSPECTUS	2
WHERE YOU CAN FIND MORE INFORMATION	2
FORWARD-LOOKING STATEMENTS	3
THE COMPANY	5
USE OF PROCEEDS	6
RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO FIXED CHARGES PLUS DIVIDENDS	6
DESCRIPTION OF CAPITAL STOCK	7
DEPOSITARY SHARES	14
DESCRIPTION OF WARRANTS	16
PLAN OF DISTRIBUTION	16
LEGAL MATTERS	18
EXPERTS	18

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under this shelf registration process, we originally had $400.00 million available for offer and sale by us. As a result of a previous offering pursuant to this prospectus, $246.4 million of this amount remains available to us. We may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $246.4 million. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities we will provide a prospectus supplement that will contain specific information about the terms of the offering and the offered securities. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC (File No. 1-12227). You may read and copy any documents that are filed at the SEC Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington address. Please call the SEC at 1-800-SEC-0330 for further information.

Our filings are also available to the public through the SEC’s website at http://www.sec.gov.

The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

•	The description of our common stock contained in our Form 8-A dated September 26, 1996, including any amendment to that form that we may have filed in the past, or may file in the future, for the purpose of updating the description of our common stock;

•	The description of our rights to purchase Series A Junior participating preferred stock contained in our Form 8-A dated July 30, 2001, including any amendment to that form that we may have filed in the past, or may file in the future, for the purpose of updating the description of the rights;

•	our definitive proxy statement filed on Schedule 14A relating to the 2003 Annual Meeting of Shareholders;

•	our Annual Report on Form 10-K for the fiscal year ended August 31, 2003; and

•	a current report on Form 8-K dated October 23, 2003.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this filing and prior to the termination of this offering (excluding any information furnished pursuant to Item 9 or Item 12 on any current report on Form 8-K) shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of this filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus. Requests for such copies should be directed to the following address and telephone number:

The Shaw Group Inc.

4171 Essen Lane

Baton Rouge, Louisiana 70809

(225) 932-2500

You should rely only on the information specifically incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

We also maintain a website at http://www.shawgrp.com. However, the information on our website is not part of this prospectus.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. The statements contained or incorporated by reference in this prospectus that are not historical facts (including without limitation statements to the effect that we “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” or other similar expressions) are forward-looking statements. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those anticipated by us. All comments concerning our expectations for future revenue and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. These forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions. They are subject to change based upon various factors, including but not limited to the risks and uncertainties mentioned in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-K for the year ended August 31, 2003, and those factors summarized below:

•	cyclical changes in demand for our products and services;

•	liabilities associated with various acquisitions, including the Stone & Webster and IT Group acquisitions;

•	our ability to successfully identify, integrate and complete acquisitions;

•	delays or difficulties related to our significant engineering, procurement and construction projects;

•	our dependence on subcontractors and equipment manufacturers;

•	the failure to meet schedule or performance requirements of our contracts;

•	the nature of our contracts, particularly fixed-price contracts;

•	risks associated with being a government contractor;

•	changes in the estimates and assumptions we use to prepare our financial statements;

•	the effect of our percentage-of-completion accounting policies;

•	our ability to obtain new contracts for large-scale domestic and international projects and the timing of the performance of these contracts;

•	cyclical nature of the individual markets in which our customers operate;

•	changes in the political and economic conditions of the foreign countries in which we operate;

•	currency fluctuations;

•	our dependence on one or a few significant customers;

•	potential professional liability, product liability, warranty and other potential claims;

•	potential contractual and operational costs related to our environmental and infrastructure operations;

•	risks associated with our integrated environmental solutions businesses;

•	changes in environmental laws and regulations;

•	limitation or expiration of the Price Anderson Act’s nuclear contractor indemnification authority;

•	the presence of competitors with greater financial resources and the impact of competitive products, services and pricing;

•	our failure to attract and retain qualified personnel;

•	changes in the U.S. economy and global markets as a result of terrorists’ actions;

•	a determination regarding our acquisitions that requires a write-off of a significant amount of intangible assets;

•	various legal, regulatory and litigation risks;

•	our ability to fund our repurchase obligation under the LYONs on the initial put date of May 1, 2004;

•	our inability to fulfill our obligations under our Senior Notes and Credit Facility due to inadequate financial performance;

•	covenants in our Credit Facility and indenture relating to our Senior Notes that restrict our ability to pursue our business strategies;

•	our liquidity position;

•	work stoppages and other labor problems;

•	our competitors’ ability to develop or otherwise acquire equivalent or superior technology; and

•	our ability to retain key members of our management.

THE COMPANY

We offer a broad range of services to clients in the environmental and infrastructure, power and process industries worldwide. We are a leading provider of consulting, engineering, construction, remediation and facilities management services to the environmental, infrastructure and homeland security markets. In Engineering News-Record’s, or ENR’s, 2003 rankings based on revenue, we placed in the top 10 nationally in 8 of 12 categories of environmental services. We are also a vertically-integrated provider of comprehensive engineering, consulting, procurement, pipe fabrication, construction and maintenance services to the power and process industries. Based on revenue, we ranked third overall among power contractors and placed second and third among fossil fuel and nuclear contractors, respectively.

We provide our services to a diverse customer base that includes federal agencies (such as the U.S. Department of Defense, or DOD, and the U.S. Department of Energy, or DOE), federally-owned entities (such as the Tennessee Valley Authority, or TVA), state and local governments (such as the New York City Department of Sanitation and South Florida Water Management District); and Fortune 500 companies and other private sector clients (such as Dow Chemical Co., BASF, Fluor Corp. and Entergy Corp.). Our approximately 14,800 employees deliver our services through a network of over 150 locations, predominantly in the United States, including approximately 20 fabrication and manufacturing facilities. Our revenues for our fiscal year ended August 31, 2003 were approximately $3.3 billion and our backlog at August 31, 2003 was approximately $4.8 billion. Our common stock is listed on the New York Stock Exchange under the symbol “SGR.”

Our principal executive offices are located at 4171 Essen Lane, Baton Rouge, Louisiana 70809, and our telephone number there is (225) 932-2500.

Additional information concerning us and our subsidiaries is included in our reports and other documents incorporated by reference in this prospectus. See “Where You Can Find More Information.”

USE OF PROCEEDS

Unless otherwise provided in a prospectus supplement, we will use the net proceeds from the sale of the securities offered by us pursuant to this prospectus and any prospectus supplement for our general corporate purposes, which may include repayment of indebtedness, additions to our working capital, capital expenditures and potential future acquisitions.

RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO FIXED CHARGES PLUS DIVIDENDS

The following table contains our consolidated ratios of earnings to fixed charges and earnings to fixed charges plus dividends for the periods indicated.

	Year Ended August 31,
	2003	2002	2001	2000	1999
Ratio of earnings to fixed charges	1.8	4.6	5.0	4.8	3.4
Ratio of earnings to fixed charges plus dividends	1.8	4.6	5.0	4.8	3.4

For purposes of computing the ratios of earnings to fixed charges and earnings to fixed charges plus dividends:

(1)	earnings consist of income before provision for income taxes, earnings from unconsolidated entities and cumulative effect of change in accounting principle, plus cash distributions from unconsolidated entities and fixed charges (excluding capitalized interest) and

(2)	“fixed charges” consist of interest expense, capitalized interest, amortization of debt discount and deferred financing costs and the interest portion of rental expense.

There were no dividends paid or accrued during the periods presented above.

DESCRIPTION OF CAPITAL STOCK

As of October 23, 2003, our authorized capital stock was 220,000,000 shares. Those shares consisted of (a) 20,000,000 shares of preferred stock, no par value, none of which were outstanding; and (b) 200,000,000 shares of common stock, no par value, of which 37,790,216 shares were outstanding at August 31, 2003. In addition, at August 31, 2003, approximately 1,705,584 shares of common stock were reserved for issuance pursuant to our stock option plans, of which options to purchase 4,668,839 shares at a weighted average exercise price of $17.30 per share have been issued as of August 31, 2003. In addition, as of August 31, 2003, 6,556,052 shares of our common stock had been reserved for issuance in the event holders of our Liquid Yield Option(TM) Notes due 2021 (the “LYONs”) convert their LYONs into shares of common stock. The following summary of certain provisions of our capital stock does not purport to be complete and is subject to and is qualified in its entirety by our articles of incorporation and by-laws, which are incorporated in this prospectus by reference as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable law.

Common Stock

Cumulative voting is prohibited in the election of directors. Our common stock is not redeemable, does not have any conversion rights and is not subject to call by us. Holders of our common stock have no preemptive rights to maintain their respective percentage of ownership in future offerings or sales of stock by us. In addition to the voting rights described below, ownership of our common stock entitles holders to the right:

•	to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividends; and

•	in the event of our liquidation, dissolution or winding up, to share equally and ratably in the assets available for distribution after payment of all liabilities and subject to any prior rights of any holders of preferred stock then outstanding.

The shares of our common stock presently outstanding are fully paid and non-assessable. Our common stock trades on the New York Stock Exchange under the symbol “SGR.”

Each outstanding share of common stock for which there has been no change in beneficial ownership during the four years preceding the record date will entitle its holder to five votes on each matter properly submitted to our shareholders for their vote, waiver, release or other action. Holders of shares that have changed beneficial ownership within the four-year period will be entitled to only one vote per share. A change in beneficial ownership of an outstanding share of common stock is deemed to have occurred whenever a change occurs in any person or persons who, directly or indirectly, through any contract, agreement, arrangement, understanding, relationship or otherwise, has or shares any of the following:

•	voting power, which includes, without limitation, the right to vote or the power to direct the voting power of the share of common stock;

•	investment power, which includes, without limitation, the power to direct the sale or other disposition of the share of common stock;

•	the right to receive or to retain the proceeds of any sale or other disposition of the share of common stock; or

•	the right to receive or to retain any distributions, including, without limitation, cash dividends, in respect of the share of common stock.

Applying the general rules set forth above, the following events or conditions are specifically deemed to involve a change in beneficial ownership of a share of common stock:

•	in the absence of proof to the contrary provided in accordance with procedures set forth below, an outstanding share of common stock is transferred of record into the name of any other person, or upon the issuance of shares in a public offering;

•	in the case of an outstanding share of common stock held of record in the name of a corporation, general partnership, limited partnership, voting trustee, bank, trust company, broker, nominee or clearing agency, if it has not been established according to the procedures set forth below that there has been no change in the person or persons who direct the exercise of the rights referred to in the preceding set of bullet points with respect to the outstanding share of common stock during the four years immediately preceding the record date;

•	in the case of an outstanding share of common stock held of record in the name of any person as a trustee, agent, guardian or custodian under the Uniform Gifts to Minors Act as in effect in any jurisdiction, there is a change in the beneficiary of the trust, the principal of the agent, the ward of the guardian, the minor for whom the custodian is acting or a change in the trustee, agent, guardian or custodian; or

•	in the case of outstanding shares of common stock beneficially owned by a person or group of persons, who, after acquiring, directly or indirectly, the beneficial ownership of five percent of the outstanding shares of common stock, fails to notify us of the person’s or group’s ownership within ten days after the acquisition.

Contrary provisions in our articles of incorporation aside, no change in beneficial ownership of an outstanding share of common stock will be deemed to have occurred solely as a result of:

•	any transfer without valuable consideration, including, without limitation, transfers effected by:

—	bequest or inheritance;

—	operation of law upon the death of an individual; or

—	other transfers without valuable consideration, such as gifts made in good faith and not for the purpose of circumventing provisions of our articles of incorporation;

•	any changes in the beneficiary of a trust, or any distribution of an outstanding share of common stock from the trust, by reason of the birth, death, marriage or divorce of any natural person;

•	the adoption of any natural person prior to the age of 18;

•	the passage of a given period of time;

•	the attainment by any natural person of a specific age;

•	the creation or termination of any guardianship or custodial arrangement;

•	any appointment of a successor trustee, agent, guardian or custodian with respect to an outstanding share of common stock if neither the successor has nor its predecessor had the power to vote or to dispose of the share of common stock without further instructions from others;

•	any change in the person to whom dividends or other distributions in respect of an outstanding share of common stock are to be paid pursuant to the issuance or modification of a revocable dividend payment order;

•	any issuance of a share of common stock by us or any transfer by us of a share of common stock held in treasury other than in a public offering of the share, unless otherwise determined by the board of directors at the time of authorizing the issuance or transfer;

•	any giving of a proxy in connection with a solicitation of proxies subject to the provisions of Section 14 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder;

•	any transfer, whether or not with consideration, among individuals related or formerly related by blood, marriage or adoption, defined as relatives, or between a relative and any person controlled by one or more relatives where the principal purpose for the transfer is to further the estate tax planning objectives of the transferor or of relatives of the transferor;

•	any appointment of a successor trustee as a result of the death of the predecessor trustee who was a natural person;

•	any appointment of a successor trustee who was specifically named in a trust instrument prior to the effective date of this offering; or

•	any appointment of a successor trustee as a result of the resignation, removal or failure to qualify of a predecessor trustee or as a result of mandatory retirement pursuant to the express terms of a trust instrument; provided, that less than 50% of the trustees administering any single trust will have changed, including in the percentage the appointment of the successor trustee, during the four-year period preceding the appointment of the successor trustee.

All determinations concerning changes in beneficial ownership, or the absence of any change, are made by our board of directors or by a transfer agent for our common stock at our request. Written procedures designated to facilitate the determinations have been established and may be amended by our board of directors. These procedures should provide the manner of proof of facts that will be accepted and the frequency with which such proof may be required to be renewed. We and any transfer agent will be entitled to rely on any information concerning beneficial ownership of the outstanding shares of our common stock coming to our attention from any source and in any manner reasonably deemed by us to be reliable. However, neither we nor any transfer agent will be charged with any other knowledge concerning the beneficial ownership of outstanding shares of our common stock.

In the event of any stock split or stock dividend of our common stock, each share acquired by reason of the split or dividend will be deemed to have been beneficially owned by the same person from the acquisition date of the share from which it originated.

Each outstanding share of our common stock, whether at any particular time the holder thereof is entitled to exercise five votes or one vote, shall be identical to all other shares of our common stock in all respects, and together the outstanding shares of common stock will constitute a single class of our shares.

Preferred Stock

Our board of directors is authorized to provide for the issuance of 20,000,000 shares of preferred stock in one or more series. Our board may, without any further vote or action by our shareholders, fix for any series the:

•	number of shares;

•	voting powers;

•	designations;

•	preferences; and

•	relative, participating, optional or other special rights and qualifications including:

—	dividend rights;

—	the dividend rate;

—	terms of redemption;

—	the redemption price or prices;

—	conversion rights; and

—	liquidation preferences.

Undesignated preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. The issuance of shares of a new series of preferred stock may adversely affect the rights of the holders of our common stock. For example, any new series of preferred stock issued will rank prior to our common stock as to dividend rights, liquidation preference or both and may be convertible into shares of common stock. As a result, the issuance of shares of a new series of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock. Our board may issue preferred stock without shareholder approval and with voting or conversion rights that could adversely affect the voting power of holders of our common stock.

Rights Plan

On July 9, 2001, our board of directors declared a dividend of one preferred share purchase right for each outstanding share of our common stock. The dividend was payable on July 31, 2001 to the shareholders of record on July 31, 2001.

These rights, which are governed by a rights agreement dated July 9, 2001 between us and First Union National Bank, as rights agent, protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, the rights work by imposing a significant penalty upon any person or group which acquires 15% or more of our outstanding common stock without the approval of our board. The rights should not interfere with any merger or other business combination approved by our board. The following is a summary description of the rights. The rights agreement is filed as an exhibit to the registration statement of which this prospectus is a part and this summary is qualified by reference to specific terms of the rights agreement.

The Rights.    The rights will initially trade with, and will be inseparable from, the shares of common stock. The rights are evidenced only by certificates that represent shares of common stock. New rights will accompany any new shares of common stock we issue after July 31, 2001 until the distribution date described below.

Exercise Price.    Each right will allow its holder to purchase from us one one-hundredth of a share of our junior participating preferred stock for $170, once the rights become exercisable. This portion of a share of junior participating preferred stock will give the shareholder approximately the same dividend, voting and liquidation rights as would one share of common stock. Prior to exercise, the right does not give its holder any dividend, voting or liquidation rights.

Exercisability.    The rights will not be exercisable until

•	10 days after the public announcement that a person or group has become an acquiring person by obtaining beneficial ownership of 15% or more of our outstanding common stock, or, if earlier,

•	10 business days, or a later date determined by our board before any person or group becomes an acquiring person, after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an acquiring person.

The date when the rights become exercisable is referred to as the distribution date. Until that date, the common stock certificates will also evidence the rights, and any transfer of shares of common stock will constitute a transfer of rights. After that date, the rights will separate from the common stock and be evidenced by book-entry credits or by rights certificates that we will mail to all eligible holders of common stock. Any rights held by an acquiring person are void and may not be exercised.

Our board may reduce the threshold at which a person or group becomes an acquiring person from 15% to not less than 10% of the outstanding common stock.

Consequences of a Person or Group Becoming an Acquiring Person

•	Flip In. If a person or group becomes an acquiring person, all holders of rights except the acquiring person may, for $170, purchase shares of our common stock with a market value of $340, based on the market price of the common stock prior to such acquisition;

•	Flip Over. If we are later acquired in a merger or similar transaction after the rights distribution date, all holders of rights except the acquiring person may, for $170, purchase shares of the acquiring corporation with a market value of $340 based on the market price of the acquiring corporation’s stock, prior to such merger.

Preferred Share Provisions.    Each one one-hundredth of a preferred share, if issued:

•	will not be redeemable;

•	will entitle holders to quarterly dividend payments of $.01 per share, or an amount equal to the dividend paid on one share of common stock, whichever is greater;

•	will entitle holders upon liquidation either to receive $1 per share or an amount equal to the payment made on one share of common stock, whichever is greater;

•	will have the same voting power as one share of common stock; and

•	if shares of our common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of one one-hundredth interest in a preferred share should approximate the value of one share of common stock.

Expiration.    The rights will expire on July 9, 2011.

Redemption.    Our board may authorize a redemption of the rights for $.01 per right at any time before any person or group becomes an acquiring person. If we redeem any rights, we must redeem all of the rights. Once the rights are redeemed, the only right of the holders of rights will be to receive the redemption price of $.01 per right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

Exchange.    After a person or group becomes an acquiring person, but before an acquiring person owns 50% or more of our outstanding common stock, we may extinguish the rights by exchanging one share of common stock or an equivalent security for each right, other than rights held by the acquiring person.

Anti-Dilution Provisions.    Our board may adjust the purchase price of the preferred shares, the number of preferred shares issuable and the number of outstanding rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the preferred shares or common stock. No adjustments to the exercise price of less than 1% will be made.

Amendments.    The terms of the rights agreement may be amended by our board without the consent of the holders of the rights. However, our board may not amend the rights agreement to lower the threshold at which a person or group becomes an acquiring person to below 10% of our outstanding common stock. In addition, the board may not cause a person or group to become an acquiring person by lowering this threshold below the percentage interest that such person or group already owns. After a person or group becomes an acquiring person, our board may not amend the agreement in a way that adversely affects holders of the rights.

Louisiana Fair Price and Control Acquisition Statutes

Under Louisiana law, the acquisition of voting power, which is called a “control share acquisition,” of an “issuing public corporation” that results in the purchaser acquiring voting power in excess of 20%, 33% or 51%

of the total voting power of the issuing public corporation requires approval of a majority of the voting power of the issuing public corporation and each class entitled to vote separately on the proposal, excluding the shares of the acquiring person, any officer of the issuing public corporation and any employee of the issuing public corporation who is also a director of the corporation. Shares acquired in a control share acquisition without such approval will have no voting rights and under certain circumstances may be subject to redemption by the corporation. The restrictions imposed under the law are applicable to all Louisiana corporations that fall within the definition of an “issuing public corporation,” as we do, unless the issuing public corporation’s articles of incorporation or by-laws contain a provision expressly disclaiming them. Our by-laws provide that these restrictions do not apply to certain acquisitions of shares directly from us that have been approved by our board. Therefore, these restrictions contained in Louisiana law apply to us only in certain circumstances.

In addition, if particular elections were to be made by our board of directors under the Louisiana Business Corporation Law, unless specified price and procedural requirements were met, business combinations involving us and any holder of 10% or more of our outstanding voting stock could be required to be approved by at least:

•	80% of the votes entitled to be cast by holders of the outstanding voting stock; and

•	two-thirds of the votes entitled to be cast by holders of our voting stock other than the voting stock of the 10% holder.

This provision could be regarded as a deterrent to a takeover of us and could be applied selectively by our board of directors.

Indemnification of Directors and Officers

Our articles of incorporation contain provisions requiring the indemnification of our directors and officers to the fullest extent permitted by Section 83 of the Louisiana Business Corporation Law, including circumstances in which indemnification is otherwise discretionary. In addition, we have entered into indemnification agreements with our directors and certain of our officers providing for indemnification of such officers and directors. We believe that these provisions and the indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Classified Board Of Directors

Our articles of incorporation provide that if the number of directors constituting our entire board of directors is increased to twelve or more members, then at the next meeting of our shareholders at which directors are to be elected, the board of directors will be divided into three classes, the members of which will serve staggered three-year terms. We believe that a classified board of directors could help to ensure the continuity and stability of our board and the business strategies and policies determined by them. The classified board provision, if implemented, could have the effect of making the removal of incumbent directors more time-consuming and could discourage a third party from making a tender offer or otherwise attempting to obtain control of us, even though an attempt might be beneficial to us and our shareholders.

Advance Notice Provisions for Particular Shareholder Actions

Our by-laws establish an advance notice procedure with regard to the nomination, other than by or at the direction of our board or a committee thereof, of candidates for election as directors. This is called the “nomination procedure” with respect to the election of directors, or with respect to other matters to be brought before an annual meeting of our shareholders, the “business procedure.”

The nomination procedure requires that a shareholder give prior written notice, in proper form, of a planned nomination for our board of directors to our secretary. The requirements as to the form and timing of that notice are specified in our by-laws. If the election inspectors determine that a person was not nominated in accordance with the nomination procedure, the person will not be eligible for election as a director.

Although our by-laws do not give our board any power to approve or disapprove shareholder nominations for the election of directors or of any other business desired by shareholders to be conducted at an annual or any other meeting, our by-laws may:

•	have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed; and

•	may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us, even if the conduct of the solicitation or the attempt might be beneficial to us and our shareholders.

Under the business procedure, a shareholder seeking to have any business conducted at an annual meeting must give prior written notice, in proper form, to our secretary. The requirements as to the form and timing of that notice are specified in our by-laws. If the chairman or other officer presiding at a meeting determines that an item of business was not properly brought before the meeting in accordance with the business procedure, then that item of business will not be conducted at the meeting.

Super Majority Provisions

Our articles of incorporation contain provisions requiring the affirmative vote of the holders of at least 75% of the voting power of our capital stock to amend specific provisions of the articles, including provisions relating to the removal of directors.

Our Articles of Incorporation require the approval of the holders of at least 75% of our outstanding shares of our common stock, not including shares held by a related person, to approve some business combinations and related transactions. The term “related person” includes any individual, corporation, partnership or other entity which owns beneficially, directly or indirectly, more than five percent of the outstanding shares of our common stock. The term “business combination” includes, among other things:

•	any merger or consolidation of us or a subsidiary of ours which constitutes more than 50% of our assets, other than a merger or consolidation which results in our voting securities outstanding immediately prior to the merger or consolidation continuing to represent more than 50% of the combined voting power of the voting securities of the surviving entity;

•	any sale, lease, exchange, transfer of other disposition of more than 50% of our assets;

•	any reclassification of our common stock; and

•	our liquidation or dissolution.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is First Union National Bank of North Carolina, Charlotte, North Carolina.

DEPOSITARY SHARES

General

We may offer fractional shares of preferred stock, rather than full shares of preferred stock. If we decide to offer fractional shares of preferred stock, we will issue receipts for depositary shares. Each depositary share will represent a fraction of a share of a particular series of preferred stock. The prospectus supplement will indicate that fraction. The shares of preferred stock represented by depositary shares will be deposited under a depositary agreement between us and a bank or trust company that meets certain requirements and is selected by us (the “Bank Depositary”). Each owner of a depositary share will be entitled to all the rights and preferences of the preferred stock represented by the depositary share. The depositary shares will be evidenced by depositary receipts issued pursuant to the depositary agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the offering.

We have summarized selected provisions of a depositary agreement and the related depositary receipts. The summary is not complete. The forms of the deposit agreement and the depositary receipts relating to any particular issue of depositary shares will be filed with the SEC via a Current Report on form 8-K prior to our offering of the depositary shares, and you should read such documents for provisions that may be important to you.

Dividends and Other Distributions

If we pay a cash distribution or dividend on a series of preferred stock represented by depositary shares, the Bank Depositary will distribute such dividends to the record holders of such depositary shares. If the distributions are in property other than cash, the Bank Depositary will distribute the property to the record holders of the depositary shares. However, if the Bank Depositary determines that it is not feasible to make the distribution of property, the Bank Depositary may, with our approval, sell such property and distribute the net proceeds from such sale to the record holders of the depositary shares.

Redemption of Depositary Shares

If we redeem a series of preferred stock represented by depositary shares, the Bank Depositary will redeem the depositary shares from the proceeds received by the Bank Depositary in connection with the redemption. The redemption price per depositary share will equal the applicable fraction of the redemption price per share of the preferred stock. If fewer than all the depositary shares are redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as the Bank Depositary may determine.

Voting the Preferred Stock

Upon receipt of notice of any meeting at which the holders of the preferred stock represented by depositary shares are entitled to vote, the Bank Depositary will mail the notice to the record holders of the depositary shares relating to such preferred stock. Each record holder of these depositary shares on the record date (which will be the same date as the record date for the preferred stock) may instruct the Bank Depositary as to how to vote the preferred stock represented by such holder’s depositary shares. The Bank Depositary will endeavor, insofar as practicable, to vote the amount of the preferred stock represented by such depositary shares in accordance with such instructions, and we will take all action which the Bank Depositary deems necessary in order to enable the Bank Depositary to do so. The Bank Depositary will abstain from voting shares of the preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing such preferred stock.

Amendment and Termination of the Depositary Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the depositary agreement may be amended by agreement between the Bank Depositary and us. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The depositary agreement may be terminated by the Bank Depositary or us only if (i) all outstanding depositary shares have been redeemed or (ii) there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of our company and such distribution has been distributed to the holders of depositary receipts.

Charges of Bank Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the Bank Depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and any other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the depositary agreement to be for their accounts.

Withdrawal of Preferred Stock

Upon surrender of depositary receipts at the principal office of the Bank Depositary, subject to the terms of the depositary agreement, the owner of the depositary shares may demand delivery of the number of whole shares of preferred stock and all money and other property, if any, represented by those depositary shares. Partial shares of preferred stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the Bank Depositary will deliver to such holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of preferred stock thus withdrawn may not thereafter deposit those shares under the depositary agreement or receive depositary receipts evidencing depositary shares therefor.

Miscellaneous

The Bank Depositary will forward to holders of depositary receipts all reports and communications from us that are delivered to the Bank Depositary and that we are required to furnish to the holders of the preferred stock.

Neither the Bank Depositary nor we will be liable if we are prevented or delayed by law or any circumstance beyond our control in performing our obligations under the depositary agreement. The obligations of the Bank Depositary and us under the depositary agreement will be limited to performance in good faith of our duties thereunder, and we will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Bank Depositary

The Bank Depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the Bank Depositary. Any such resignation or removal will take effect upon the appointment of a successor Bank Depositary and its acceptance of such appointment. Such successor Bank Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of our common stock. Warrants may be issued independently or together with Debt Securities, preferred stock or common stock offered by any prospectus supplement and may be attached to or separate from any such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent, all as set forth in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants. The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the warrant agreements.

You should refer to the prospectus supplement relating to a particular issue of warrants for the terms of and information relating to the warrants, including, where applicable:

(1)	the number of shares of common stock purchasable upon exercise of the warrants and the price at which such number of shares of common stock may be purchased upon exercise of the warrants;

(2)	the date on which the right to exercise the warrants shall commence and the date on which such right shall expire (the “Expiration Date”);

(3)	United States Federal income tax consequences applicable to the warrants;

(4)	the amount of the warrants outstanding as of the most recent practicable date; and

(5)	any other terms of the warrants.

Warrants will be offered and exercisable for U.S. dollars only. Warrants will be issued in registered form only. Each warrant will entitle its holder to purchase such number of shares of common stock at such exercise price as shall in each case be set forth in, or calculable from, the prospectus supplement relating to the warrants. The exercise price may be subject to adjustment upon the occurrence of events described in such prospectus supplement. After the close of business on the Expiration Date (or such later date to which we may extend such Expiration Date), unexercised warrants will become void. The place or places where, and the manner in which, warrants may be exercised will be specified in the prospectus supplement relating to such warrants.

Prior to the exercise of any warrants, holders of the warrants will not have any of the rights of holders of common stock, including the right to receive payments of any dividends on the common stock purchasable upon exercise of the warrants, or to exercise any applicable right to vote.

PLAN OF DISTRIBUTION

We may sell securities pursuant to this prospectus in or outside the United States (a) through underwriters or dealers, (b) through agents or (c) directly to one or more purchasers, including our existing stockholders in a rights offering. The prospectus supplement relating to any offering of securities will include the following information:

•	the terms of the offering

•	the names of any underwriters, dealers or agents

•	the name or names of any managing underwriter or underwriters

•	the purchase price of the securities from us

•	the net proceeds to us from the sale of the securities

•	any delayed delivery arrangements

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation

•	any initial public offering price

•	any discounts or concessions allowed or reallowed or paid to dealers

•	any commissions paid to agents.

Sale Through Underwriters or Dealers

If we use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

If we use dealers in the sale of securities, the selling shareholder and we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale.

Direct Sales and Sales Through Agents

We may sell the securities directly. In this case, no underwriters or agents would be involved. We may sell securities upon the exercise of rights that we may issue to our securityholders. We may also sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities.

We may sell the securities through agents we designate from time to time. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their business.

LEGAL MATTERS

Our legal counsel, Vinson & Elkins L.L.P., Houston, Texas, will pass upon certain legal matters in connection with the offered securities. The validity of issuance of the offered securities and other matters arising under Louisiana law are being passed upon by Kantrow, Spaht, Weaver & Blitzer (A Professional Law Corporation), Baton Rouge, Louisiana. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements as of and for the years ended August 31, 2003 and 2002 included in our Annual Report on Form 10-K for the year ended August 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus supplement. Our financial statements as of and for the years ended August 31, 2003 and 2002 are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

The financial statements of The Shaw Group Inc. as of and for the fiscal years ended August 31, 2001 and 2000 incorporated by reference in this prospectus and elsewhere in the registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report with respect thereto. Arthur Andersen LLP has not consented to the incorporation by reference of their report in this prospectus. Because of Arthur Andersen LLP’s current financial position, you may not be able to recover against Arthur Andersen LLP for any claims you may have under securities or other laws as a result of Arthur Andersen LLP’s activities during the period in which it acted as our independent public accountants.

Change in Independent Auditors

On June 26, 2002, we dismissed Arthur Anderson LLP as our independent auditors and engaged Ernst & Young LLP to serve as our independent auditors for the fiscal year ending August 31, 2002. The Arthur Andersen dismissal and the Ernst & Young engagement were recommended by our audit committee and approved by our board of directors and became effective immediately upon such approval.

Arthur Andersen’s reports on our consolidated financial statements for each of the fiscal years ending August 31, 2001 and August 31, 2000 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended August 31, 2001 and August 31, 2000 and through June 26, 2002, there were (i) no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement(s), if not resolved to Arthur Andersen’s satisfaction would have caused Arthur Andersen to make a reference to the subject matter of the disagreement(s) in connection with Arthur Andersen’s report or (ii) no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K, except for notification from Arthur Andersen in connection with the audit of our August 31, 2000 financial statements that the accounting system of Stone & Webster contained certain material weaknesses in internal accounting controls. We completed our acquisition of substantially all of the assets and liabilities of Stone & Webster in a bankruptcy proceeding on July 14, 2000, and eliminated the weaknesses during fiscal 2001. As a result thereof, Arthur Andersen did not include these matters in its management letter for the audit for the fiscal year ending August 31, 2001.

We have previously provided Arthur Andersen with a copy of the foregoing disclosures, and Arthur Andersen has delivered to us a letter dated June 26, 2002 stating that it has found no basis for disagreement with such statements.

During each of the fiscal years ended August 31, 2001 and August 31, 2000 and through June 26, 2002, we did not consult Ernst & Young with respect to the application of accounting principles to a specified transaction, whether completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.